[redacted]

12026710

As filed with the Securities and Exchange Commission on March 15, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland
(Jurisdiction of incorporation or organization)

Affolternstrasse 44
CH-8050 Zurich
Switzerland
(Address of principal executive offices)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41-43-317-7111
Facsimile: +41-43-317-7992
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share	New York Stock Exchange
Registered Shares, par value CHF 1.03	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None.**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None.**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,314,743,264 Registered Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. item 17 ☐ item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

* Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

INTRODUCTION

ABB Ltd is a corporation organized under the laws of Switzerland. In this Annual Report, "the ABB Group," "ABB," the "Company," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this Annual Report under "Item 4. Information on the Company—Introduction—History of the ABB Group." Our American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as "ADSs." The registered shares of ABB Ltd are referred to as "shares." Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

In this Annual Report: (i) "$," "U.S. dollar" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss franc" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "GBP" and "pound sterling" refer to the lawful currency of the United Kingdom; (vi) "Indian rupee" refers to the lawful currency of India; (vii) "Chinese renminbi" refers to the lawful currency of the People's Republic of China; and (viii) "AED" refers to the lawful currency of the United Arab Emirates.

Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 30, 2011 was $1.00 = CHF 0.9374. The twelve o'clock buying rate for Swiss francs on March 9, 2012 was $1.00 = CHF 0.92.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will," or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, dispositions, strategies and the countries and industries in which we operate.

These forward-looking statements include, but are not limited to the following:

- statements in "Item 3. Key Information—Dividends and Dividend Policy" regarding our policy on future dividend payments,
- statements in "Item 3. Key Information—Risk Factors,"

- statements in "Item 4. Information on the Company" regarding the timing of intended capital expenditures,
- statements in "Item 5. Operating and Financial Review and Prospects" regarding our management objectives, including our mid-term outlook, as well as trends in results, prices, volumes, operations, margins and overall market trends, and
- statements in "Item 8. Financial Information—Legal Proceedings" regarding the outcome of certain legal and compliance matters.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report and include, without limitation, the following:

- Our business is exposed to risks associated with the volatile global economic environment and political conditions.
- Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.
- Our operations in emerging markets expose us to risks associated with conditions in those markets.
- Undertaking long-term, fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.
- We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.
- Our international operations expose us to the risk of fluctuations in currency exchange rates.
- Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.
- Increases in costs or limitation of supplies of raw materials may adversely affect our financial performance.
- An inability to protect our intellectual property rights could adversely affect our business.
- Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.
- Industry consolidation could result in more powerful competitors and fewer customers.
- We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

- We may be the subject of product liability claims.
- We may encounter difficulty in managing our business due to the global nature of our operations.
- If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.
- Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows.
- If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.
- Anticipated benefits of mergers, acquisitions, joint ventures or strategic alliances may not be realized.
- We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.
- Increased information technology (IT) security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

We urge you to read the sections of this Annual Report entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" for a more complete discussion of the factors that could affect our future performance and the countries and industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking circumstances described in this Annual Report and the assumptions underlying them may not occur.

Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial and operating information at the dates and for each of the periods indicated. You should read the following information together with the information contained in "Item 5. Operating and Financial Review and Prospects," as well as our Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report.

Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007 were audited by Ernst & Young AG.

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	**2011**	**2010**	**2009**	**2008**	**2007**
Total revenues	**37,990**	**31,589**	**31,795**	**34,912**	**29,183**
Total cost of sales	**(26,556)**	**(22,060)**	**(22,470)**	**(23,972)**	**(20,215)**
Gross profit	**11,434**	**9,529**	**9,325**	**10,940**	**8,968**
Selling, general and administrative expenses	(5,373)	(4,615)	(4,491)	(4,795)	(4,104)
Non-order related research and development expenses	(1,371)	(1,082)	(1,037)	(1,027)	(871)
Other income (expense), net	(23)	(14)	329	(566)	30
Earnings before interest and taxes	**4,667**	**3,818**	**4,126**	**4,552**	**4,023**
Interest and dividend income	90	95	121	315	273
Interest and other finance expense(1)	(207)	(173)	(127)	(349)	(383)
Income from continuing operations before taxes and cumulative effect of accounting change	**4,550**	**3,740**	**4,120**	**4,518**	**3,913**
Provision for taxes	(1,244)	(1,018)	(1,001)	(1,119)	(595)
Income from continuing operations before cumulative effect of accounting change, net of tax	**3,306**	**2,722**	**3,119**	**3,399**	**3,318**
Income (loss) from discontinued operations, net of tax(2)	9	10	17	(21)	586
Income before cumulative effect of accounting change, net of tax	**3,315**	**2,732**	**3,136**	**3,378**	**3,904**
Cumulative effect of accounting change, net of tax(1)	—	—	—	—	(49)
Net income	**3,315**	**2,732**	**3,136**	**3,378**	**3,855**
Net income attributable to noncontrolling interests	(147)	(171)	(235)	(260)	(244)
Net income attributable to ABB	**3,168**	**2,561**	**2,901**	**3,118**	**3,611**
Amounts attributable to ABB shareholders:					
Income from continuing operations before cumulative effect of accounting change, net of tax	3,159	2,551	2,884	3,142	3,083
Net income	3,168	2,561	2,901	3,118	3,611
Basic earnings per share attributable to ABB shareholders:					
Income from continuing operations before cumulative effect of accounting change, net of tax	1.38	1.12	1.26	1.37	1.37
Net income	1.38	1.12	1.27	1.36	1.60
Diluted earnings per share attributable to ABB shareholders:					
Income from continuing operations before cumulative effect of accounting change, net of tax	1.38	1.11	1.26	1.37	1.34
Net income	1.38	1.12	1.27	1.36	1.57
Weighted-average number of shares outstanding (in millions) used to compute:					
Basic earnings per share attributable to ABB shareholders	2,288	2,287	2,284	2,287	2,258
Diluted earnings per share attributable to ABB shareholders	2,291	2,291	2,288	2,296	2,308

BALANCE SHEET DATA:

($ in millions)	December 31, 2011	2010	2009	2008	2007
Cash and equivalents	4,819	5,897	7,119	6,399	4,650
Marketable securities and short-term investments	948	2,713	2,433	1,354	3,240
Total assets	39,648	36,295	34,728	33,011	30,841
Long-term debt	3,231	1,139	2,172	2,009	2,138
Total debt[(3)]	3,996	2,182	2,333	2,363	2,674
Capital stock and additional paid-in capital	1,621	1,454	3,943	4,841	5,780
Total stockholders' equity (including noncontrolling interests)	16,336	15,458	14,473	11,770	11,549

CASH FLOW DATA:

($ in millions)	2011	2010	2009	2008	2007
Net cash provided by operating activities	3,612	4,197	4,027	3,958	3,054
Net cash provided by (used in) investing activities	(3,253)	(2,747)	(2,172)	114	(2,291)
Net cash used in financing activities	(1,208)	(2,530)	(1,349)	(2,119)	(625)

(1) In 2009, we adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Although we did not have any convertible debt instruments outstanding at December 31, 2009, 2008 and 2007, we adopted the provisions of this new standard on a retroactive basis to January 1, 2007, as they related to our 1 billion Swiss francs 3.5% convertible bonds (issued 2003) fully converted by bondholders in 2007. The impact on our Consolidated Income Statement in 2007 was (i) a loss of $49 million from the effect of the accounting change and (ii) a loss of $97 million from the conversion of bonds and amortization of discount, recorded in "Interest and other finance expense". As permitted under this standard, we elected to apply the provisions of the standard only to those convertible instruments outstanding at any time during the periods presented in our Consolidated Financial Statements as of and for the each of the three years ended December 31, 2009.

(2) Income (loss) from discontinued operations, net of tax, in 2007 primarily related to the gain of $530 million realized on the sale of the downstream oil and gas business.

(3) Total debt is equal to the sum of short-term debt (including current maturities of long-term debt) and long-term debt.

DIVIDENDS AND DIVIDEND POLICY

Payment of dividends is subject to general business conditions, ABB's current and expected financial condition and performance and other relevant factors including growth opportunities. ABB's current dividend policy is to pay a steadily rising, sustainable annual dividend over time.

Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves (which is comprised of ordinary reserves, capital contribution reserve and reserve for own shares), unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries. At December 31, 2011, of the CHF 12,483 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 2,384 million was attributable to share capital, CHF 6,780 million was attributable to legal reserves (of which CHF 5,269 million was attributable to the capital contribution reserve and CHF 512 million was attributable to the reserve for own shares), and CHF 3,318 million was attributable to free reserves, principally representing net income and retained earnings available for distribution.

ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the board of directors of ABB Ltd and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and the Articles of Incorporation of ABB Ltd. In practice, the shareholders' meeting usually approves dividends as proposed by the board of directors, if the board of directors' proposal is confirmed by the statutory auditors.

Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution, and when paid by way of a nominal value reduction after a two month period from public calls to creditors and certain subsequent actions as required under Swiss law. Dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information—Taxation."

We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with Euroclear Sweden AB, as a holder of up to 600,004,716 shares, and receive dividends in the Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information—Taxation."

Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

With respect to each of the years ended December 31, 2007 and 2008, ABB Ltd paid a dividend of CHF 0.48 (USD 0.46 for 2007 and USD 0.45 for 2008) and with respect to the years ended December 31, 2009 and 2010, ABB Ltd paid a dividend of CHF 0.51 (USD 0.48) per share and CHF 0.60 (USD 0.52) per share, respectively. The dividends with respect to each of the years ended December 31, 2007, 2008 and 2009, were paid by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

With respect to the year ended December 31, 2011, ABB Ltd's board of directors has proposed to pay a dividend of CHF 0.65 per share, subject to approval by shareholders at ABB's 2012 Annual General Meeting.

RISK FACTORS

You should carefully consider all of the information set forth in this Annual Report and the following description of risks and uncertainties that we currently believe may exist. Our business, financial condition or results of operations could be adversely affected by any of these risks. Additional risks of which we are unaware or that we currently deem immaterial may also impair our business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described below and elsewhere in this Annual Report. See "Forward-Looking Statements."

Our business is exposed to risks associated with the volatile global economic environment and political conditions.

Adverse changes in economic or political conditions, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. Volatility in the global financial markets continues to be at high levels. Volatile oil prices, equity market values, disruptions in the financial markets, weakened consumer confidence, risks of increased inflation and deflation and increased unemployment rates have created fears of a recession. These disruptions may continue to have an ongoing adverse effect on the world economy. Continuing economic volatility and financial market disruptions may adversely impact the demand for our products and services. These and other factors may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, which may force them to modify, delay or cancel plans to purchase or supply our products or services. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. We are also subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that prevents them from fulfilling their contractual obligations to us.

Apart from effects relating to the financial crisis and the global economic slowdown that it entailed, our business environment is influenced by numerous other economic or political uncertainties which will affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our power technology divisions are affected by the level of investments by utilities, and our automation technology divisions are affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, marine, metals and minerals and manufacturing and consumer industries. At various times during the last several years, we also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned expansion, increases in pension and postretirement benefit expenses, and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that, as a result of competitive pricing pressures or other factors, we are unable to pass on to our customers. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

In addition, we are subject to the risks that our business operations in or with certain countries may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares. These countries may from time to time include countries that are identified by the United States as state sponsors of terrorism. In 2011, our total revenues from business with countries identified by the U.S. government as state sponsors of terrorism represented a very small percent of our total revenues. Based on the amount of revenues and other relevant quantitative and qualitative factors we have determined that our business in 2011 with countries identified by the U.S. government as state sponsors of terrorism was not material.

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties and other sanctions. It is possible that any governmental investigation or enforcement action arising from such matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

Further, detecting, investigating and resolving such actions could be expensive and could consume significant time and attention of our senior management. While we are committed to conducting business in a legal and ethical manner, our internal control systems have not been, and in the future may not be, completely effective to prevent and detect such improper activities by our employees and agents.

Our operations in emerging markets expose us to risks associated with conditions in those markets.

A significant amount of our operations is conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2011, approximately half of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

- economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,
- political or social instability, such as the recent political unrest in Egypt and Libya, which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,
- boycotts and embargoes that may be imposed by the international community on countries in which we operate could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,
- foreign state takeovers of our facilities in these countries,
- significant fluctuations in interest rates and currency exchange rates,
- the imposition of unexpected taxes or other payments on our revenues in these markets,
- the ability to obtain financing and/or insurance coverage from export credit agencies, and
- the introduction of exchange controls and other restrictions by foreign governments.

Additionally, political and social instability resulting from increased violence in certain countries in which we do business has raised concerns about the safety of our personnel. These concerns may hinder our ability to send personnel abroad and to hire and retain local personnel. Such concerns may require us to increase security for personnel traveling to such facilities or to conduct more operations from our other facilities rather than from facilities located in these political and socially unstable countries, which may negatively impact our operations and result in higher costs and inefficiencies.

In addition, the legal and regulatory systems of many emerging market countries are less developed and less well-enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in these countries could be limited. Consequently, our exposure to the conditions in or affecting emerging markets may adversely affect our business, financial condition, results of operations and liquidity.

Undertaking long-term, fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. These risks include the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

- unanticipated technical problems with the equipment being supplied or developed by us which may require us to incur incremental expenses to remedy the problem,
- changes in the cost of components, materials or labor,
- difficulties in obtaining required governmental permits or approvals,
- project modifications that create unanticipated costs,
- delays caused by force majeure or local weather and geological conditions, including natural disasters,
- customer delays,
- shortages of construction equipment,
- changes in law or government policy,
- supply bottlenecks, especially of key components, and
- suppliers', subcontractors' or consortium partners' failure to perform.

These risks are exacerbated if the duration of the project is extended because then there is an increased risk that the circumstances upon which we originally bid and quoted a price change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our project contracts often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits and guaranteed performance levels.

We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.

We operate in very competitive environments in particular with respect to product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology and increased competition as a result of privatization (particularly for our power products and systems). For example, as power transmission and distribution providers throughout the world have been undergoing substantial privatization, their need has increased for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

The principal competitors for our automation technology products, systems and services include Emerson, Honeywell, Invensys, Schneider and Siemens. We primarily compete with Alstom, Schneider and Siemens in sales of our power technology products and systems. All of our primary competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. We are also facing increased competition from low cost competitors in emerging markets, which may give rise to increased pressure to reduce our prices. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Exchange rate fluctuations have had, and could continue to have, a material impact on our operating results, the comparability of our results between periods, the value of assets or liabilities as recorded on our Consolidated Balance Sheet and the price of our securities. The global financial crisis has led to increased volatility in exchange rates, which makes it harder to predict exchange rates and thus do accurate financial planning. Changes in exchange rates can unpredictably and adversely affect our consolidated operating results, and could result in exchange losses.

Currency Translation Risk. The results of operations and financial position of most of our non-U.S. companies are initially recorded in the currency, which we call "local currency," of the country in which the respective company resides. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. The exchange rates between local currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

Increases and decreases in the value of the U.S. dollar versus local currencies will affect the reported value of our local currency assets, liabilities, revenues and costs in our Consolidated Financial Statements, even if the value of these items has not changed in local currency terms. These translations could significantly and adversely affect our results of operations and financial position from period to period.

Currency Transaction Risk. Currency risk exposure also affects our operations when our sales are denominated in currencies that are different from those in which our manufacturing or sourcing costs are incurred. In this case, if after the parties agree on a price, the value of the currency in which the price is to be paid were to weaken relative to the currency in which we incur manufacturing or sourcing costs, there would be a negative impact on the profit margin for any such transaction. This transaction risk may exist regardless of whether or not there is also a currency translation risk as described above.

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses or sourcing costs may adversely affect our ability to compete with companies whose costs are incurred in other currencies. If our principal expense currencies appreciate in value against such other currencies, our competitiveness may be weakened.

Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.

Our policy is to hedge material currency exposures by entering into offsetting transactions with third party financial institutions. Given the effective horizons of our risk management activities and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that our currency hedging activities will fully offset the adverse financial impact resulting from unfavorable movements in foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to a hedging instrument may not coincide with the timing of gains and losses related to the underlying economic exposures.

As a resource-intensive operation, we are exposed to a variety of market and asset risks, including the effects of changes in commodity prices and interest rates. We monitor and manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce the potentially adverse effects on our business. Nevertheless, changes in commodity prices and interest rates cannot always be predicted or hedged.

If we are unable to successfully manage the risk of changes in exchange rates, interest rates or commodity prices or if our hedging counterparties are unable to perform their obligations under our hedging agreements with them, then changes in these rates and prices could have an adverse effect on our financial condition and results of operations.

Increases in costs or limitation of supplies of raw materials may adversely affect our financial performance.

We purchase large amounts of commodity-based raw materials, including steel, copper, aluminum, and oil. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not fully hedge against changes in commodity prices and our hedging procedures may not work as planned.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials and components, which could limit our ability to manufacture products on a timely basis and could harm our profitability. For some raw materials and components, we rely on a single supplier or a small number of suppliers. If one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products could be adversely affected until we are able to establish a new supply arrangement. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of materials on a timely basis, the manufacture and sale of our products may be disrupted, we might have obligations under our performance guarantees and our sales and profitability could be materially adversely affected.

An inability to protect our intellectual property rights could adversely affect our business.

Our intellectual property rights are fundamental to all of our businesses. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress, patents and other intellectual property rights. We use our intellectual property rights to protect the goodwill of our products, promote our product recognition, protect our proprietary technology and development activities, enhance our competitiveness and otherwise support our business goals and objectives. However, there can be no assurance that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have, or do not enforce, strong intellectual property rights. The weakening of protection of our trademarks, trade dress, patents and other intellectual property rights could adversely affect our business.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.

We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the customer of contract cost and fee payments we previously received.

Industry consolidation could result in more powerful competitors and fewer customers.

Competitors in the industries in which our business divisions operate are consolidating. In particular, the automation industry is undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

Our customer base also is undergoing consolidation. Consolidation within our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper and pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose that business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, polyvinylchloride (PVC) resin to manufacture PVC cable and chloroparaffin as a flame retardant. We have manufactured and sold, and we are using in some of our factories, certain types of transformers and capacitors containing polychlorinated biphenyls (PCBs). These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to substantial liabilities for environmental contamination arising from the use of such substances. All of our manufacturing operations are subject to ongoing compliance costs in respect of environmental matters and the associated capital expenditure requirements.

In addition, we may be subject to significant fines and penalties if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws provide for joint and several or strict liability for remediation of releases of hazardous substances, which could result in us incurring a liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time the acts were performed. Additionally, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

We may be the subject of product liability claims.

We may be required to pay for losses or injuries purportedly caused by the design, manufacture or operation of our products and systems. Additionally, we may be subject to product liability claims for the improper installation of products and systems designed and manufactured by others.

Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

- If the products produced by our power technology divisions are defective, there is a risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities as well as electrical shock causing injury or death.
- If the products produced by our automation technology divisions are defective, our customers could suffer significant damage to facilities and equipment that rely on these products and systems to properly monitor and control their manufacturing processes. Additionally, people could be exposed to electrical shock and/or other harm causing injury or death.
- If any of the products produced by us contain hazardous substances then there is a risk that such products or substances could injure or kill people.

If we were to incur a very large product liability claim, our insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements, and/or paying for our defense costs. Further, some claims may be outside the scope of our insurance coverage. If a litigant were successful against us, a lack or insufficiency of insurance coverage could result in an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products.

We may encounter difficulty in managing our business due to the global nature of our operations.

We operate in approximately 100 countries around the world and, as of December 31, 2011, employed approximately 133,600 people. As of December 31, 2011, approximately 45 percent of our employees were located in Europe, approximately 19 percent in the Americas, approximately 28 percent in Asia and approximately 8 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

In the normal course of our business and in accordance with industry practice, we provide a number of guarantees including bid-bonds, advance payment guarantees and performance guarantees, which guarantee our own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. Performance guarantees frequently are requested in relation to large projects in our core power and automation businesses.

Some customers require that performance guarantees be issued by a financial institution. In considering whether to issue a guarantee on our behalf, financial institutions consider our credit ratings. In addition, the global financial crisis has made it more difficult and expensive to obtain these guarantees. If, in the future, we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher, which would reduce the profitability of the contracts. If we cannot obtain guarantees on commercially reasonable terms from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows.

We operate in approximately 100 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.

Our success depends in part on our continued ability to hire, assimilate and retain our highly qualified personnel, particularly our senior management team and key employees. Competition for highly qualified management and technical personnel remains intense in the industries and regions in which we operate. If we are unable to attract and retain members of our senior management team and key employees this could have an adverse effect on our business.

Anticipated benefits of mergers, acquisitions, joint ventures or strategic alliances may not be realized.

As part of our overall strategy, we may, from time to time, merge with or acquire businesses or interests in businesses, including noncontrolling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the operations in question. Accordingly, our financial results could be adversely affected by unanticipated performance and liability issues, transaction-related charges, amortization related to intangibles, charges for impairment of long-term assets and partner performance. Although we believe that we have established appropriate and adequate procedures and processes to identify and mitigate these risks, there is no assurance that these transactions will be successful.

We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.

Although we do not believe existing or pending laws and regulations intended to address climate change concerns will materially adversely affect our current business or operations, such laws and regulations could materially affect us in the future. We may need to incur additional costs to comply with these laws and regulations. We could also be affected indirectly by increased prices for goods or services provided to us by companies that are directly affected by these laws and regulations and pass their increased costs through to their customers. At this time, we cannot estimate what impact such costs may have on our business, results of operations or financial condition. We could also be affected by the physical consequences of climate change itself, although we cannot estimate what impact those consequences might have on our business or operations.

Increased information technology (IT) security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

We have observed a global increase in IT security threats and more sophisticated and targeted computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

Item 4. Information on the Company

INTRODUCTION

About ABB

We are a global leader in power and automation technologies aimed at improving performance and lowering the environmental impact for our utility and industrial customers. We provide a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency. Our power businesses focus on power transmission, distribution and power-plant automation and serve electric, gas and water utilities, as well as industrial and commercial customers. Our automation businesses serve a full range of industries with measurement, control, protection and process optimization applications.

History of the ABB Group

The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri and Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly-owned subsidiaries of ABB Ltd. ABB Ltd shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational structure

Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries across four regions: Europe, the Americas, Asia, and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

We manage our business based on a divisional structure, with five divisions: Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. For a breakdown of our consolidated revenues (i) by operating division and (ii) derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues."

Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 12040 Regency Parkway, Suite 200, Cary, North Carolina 27518.

BUSINESS DIVISIONS

Industry background

Our five divisions operate across two key markets: the power market and the automation market. Our divisions serve these markets through a global production, engineering and service base. The markets and our divisions are discussed in more detail below. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

Power Market

The power market uses products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations of various types, including thermal, wind, solar and hydro plants and is then fed into an electricity grid, transmitted and distributed to consumers. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity to end users. These electricity networks incorporate sophisticated devices to efficiently and reliably transmit electricity and control and monitor operations.

The primary demand drivers in the power market are the growing need for reliable electricity supplies to support economic growth and the global climate change challenge which has created increased demand for renewable energy and high-efficiency power systems and equipment. Additional drivers vary by region. Capacity addition across the power value chain is the key market driver in emerging markets such as Asia, Middle East and South America. In North America the focus is on replacing aged infrastructure, improving grid reliability and enabling smarter power networks. In Europe the focus is on upgrading the power infrastructure, integrating renewable energy sources such as wind power, and building interconnections to allow energy trading and more efficient use of power. Improving energy efficiency is another key focus area for power investment.

Furthermore, as new power sources and loads are added to networks, there is a need for grids and power networks to become more flexible, reliable and smarter. Power quality, stability and security of supply become key priorities. These requirements stimulate the need for power products and systems solutions from generation through transmission and distribution. These demands are met by our two power divisions that together offer customers a most comprehensive portfolio to help them become more competitive while lowering environmental impact.

Automation Market

The automation market uses products, systems and services designed primarily to improve product quality, energy efficiency and productivity in industrial and manufacturing applications. The automation market can be divided into three sectors:

- Process automation refers to control systems, plant electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, minerals, metals and pulp and paper industries. Product lines for this market include plant electrification, instrumentation, analytical measurement and control products and systems, as well as motors and drives.
- Factory automation refers to discrete operations that manufacture individual items in applications such as foundry, metal fabrication, packaging, welding and painting. Typical industries where factory automation is used include automotive, consumer electronics and food and beverage. Product lines for this market include robots and application equipment, product and system services and modular manufacturing solutions, as well as motors, drives, and low-voltage products for control and power applications.
- Building automation comprises product lines and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Product lines for this market include a wide range of low-voltage products.

Power Products Division

Overview

Our Power Products division primarily serves electric utilities, as well as gas and water utilities and industrial and commercial customers, with a vast portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers (OEMs), account for the remainder. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,100 employees as of December 31, 2011 and generated $10.9 billion of revenues in 2011.

The Power Products Division

Our Power Products division manufactures products that can be placed in three broad categories: high-voltage products, medium-voltage products and transformers. The division sells primarily to utilities and also through channels such as distributors, wholesalers, installers and OEMs. Some of the division's products are also integrated into the turnkey offerings of the Power Systems and Process Automation divisions or sold through engineering, procurement and construction (EPC) firms.

The high voltage products business provides high-voltage equipment, ranging from 50 to 1,200 kilovolts, mainly to serve power transmission utilities. This equipment primarily enables the transmission grid to operate more reliably and efficiently, minimizing environmental impact at the same time—all significant focus areas for the power sector and our customers. As part of its portfolio, this business unit designs and manufactures a range of air, gas insulated and hybrid switchgear, generator circuit breakers, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high voltage components.

The medium-voltage business unit offers products and services that largely serve the power distribution sector, often serving as the link between high voltage transmission systems and lower voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through distributors and OEMs with a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor circuit breakers, reclosers, fuses, contactors, relays, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate power distribution.

The transformers business unit of the division designs and manufactures power transformers (72.5 to 1,200 kilovolts) for utility and industrial customers and also supplies transformer components and insulation material, such as bushings and tap changers. It also manufactures a wide range of distribution transformers (up to 72.5 kilovolts) for use in the power distribution sector, industrial facilities and commercial buildings. These transformers are designed to step down electrical voltage bringing it to consumption levels. They can be oil or dry-type and, although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and are well suited for applications such as office buildings, windmills, offshore drilling platforms, marine vessels and large industrial plants. This business unit also produces traction transformers for use in electric locomotives and other special application transformers as well as a wide range of service and retrofit solutions for utilities and industry customers.

Customers

The Power Products division serves electric utilities including owners and operators of power generating plants as well as power transmission and distribution networks. Other customers include gas, water and other utilities, as well as industrial and commercial customers, including operators of heavy industrial plants and large commercial buildings.

Sales and Marketing

The Power Products division sells its products individually and as part of larger systems through our Systems divisions. Direct sales account for a majority of the division's business but a significant amount of products also go through external channel partners, such as wholesalers, distributors, system integrators, EPCs and OEMs. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

Competition

On a global basis, the main competitors for the Power Products division are Siemens, Alstom (which also includes the former transmission portfolio of Areva), and Schneider Electric (which also includes the former distribution portfolio of Areva). The division also faces global competition in some product categories from South Korean, Chinese, Indian and Brazilian companies. It also competes in specific geographies with companies such as Cooper, Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen and Toubro, and Bharat Heavy Electricals.

Capital Expenditure

The Power Products division's capital expenditures for property, plant and equipment totaled $192 million in 2011, compared to $200 million and $272 million in 2010 and 2009, respectively. Principal investments in 2011 were in China, Sweden, Germany and United States respectively. Geographically, in 2011, Europe represented 52 percent of the capital expenditures, followed by Asia (25 percent), the Americas (19 percent) and the MEA (4 percent).

Power Systems Division

Overview

Our Power Systems division serves utilities, as well as industrial and commercial customers with system solutions and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 19,400 employees as of December 31, 2011 and generated $8.1 billion of revenues in 2011.

The Power Systems Division

Our Power Systems division delivers solutions through four business units: power generation, grid systems, substations and network management. The scope of work in a typical turnkey contract includes design, system engineering, supply, installation, commissioning and testing of the system. As part of the business model, the Power Systems division integrates products from both the Power Products division and external suppliers, adding value through design, engineering and project management to deliver turnkey solutions.

Our power generation business is a leading provider of integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, nuclear, waste-to-energy and a range of renewables including hydro, solar, and bio-mass. With an extensive offering that includes electrical balance of plant and instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life-cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

As part of the grid systems business, ABB provides a comprehensive offering of alternating current (AC) and direct current (DC) transmission systems, which help customers to reduce transmission losses, maximize efficiency and improve grid reliability. ABB pioneered HVDC (high-voltage direct current) technology more than 50 years ago. HVDC technology is designed for high-efficiency power transmission via overhead transmission lines and underground or submarine cables. HVDC is also widely used for grid interconnections. HVDC Light®, a more compact form of ABB's classic HVDC technology, is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids. It is used to transmit electricity efficiently and reliably with minimum losses. The environmental benefits of HVDC Light®, include neutral electromagnetic fields, oil-free cables and compact converter stations.

Also part of the grid systems offering, FACTS (flexible alternating current transmission systems) technologies improve power quality and can significantly increase the capacity of existing AC transmission lines—by as much as 50 percent—while maintaining or improving system reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of intermittent power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, and improving power supply and quality. ABB has around 750 FACTS installations in operation or under construction around the world.

ABB also offers a comprehensive range of land and submarine cables through its grid systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 320 kilovolts. ABB has delivered more than 7,000 kilometers of XLPE cables for voltages in excess of 100 kilovolts for projects around the world. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which is a key enabler for HVDC, FACTS and other technologies, serving a range of industries including transportation and wind.

Substations are key installations in the power grid that facilitate the efficient transmission and distribution of electricity with minimal environmental impact. They perform the vital function of monitoring and controlling power flows, feeding power from generating stations into the grid and providing the link between transmission and distribution networks as well as end consumers. ABB has successfully delivered air- and gas-insulated substations in all kinds of environments, from deserts and mountains to offshore rigs and crowded city centers. ABB's substation automation offering is compliant with IEC 61850, the open communication standard, which provides a common framework for substation control and protection and facilitates interoperability across devices and systems. ABB's substation offering covers a range of voltage levels up to 1,100 kilovolts, serving utility, industry and commercial customers as well as sectors like railways, urban transportation and renewables.

ABB's network management business offers solutions to help manage power networks. The offering covers network management and utility communications solutions to monitor, control, operate and protect power systems. These solutions are designed to ensure the reliability of electricity supplies and enable real-time management of power plants, transmission grids, distribution networks and energy trading markets. The portfolio includes control and protection systems for power generation, transmission and distribution, supervisory control and data acquisition (SCADA) systems, as well as software solutions for central electricity markets and mixed utilities (electricity, district heating, gas and water). The portfolio also covers wireless and fixed communication systems for power, water and gas utilities. It includes fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. The recent Ventyx and Mincom acquisitions make ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on Ventyx solutions to minimize risk, enhance operational and financial performance, and execute the right strategies for the future.

In addition, the Power Systems division offers a range of services aimed at optimizing operations and reducing maintenance requirements of customers, across the value chain. These services range from support agreements and retrofits to spare parts, service and training. The division also undertakes consulting activities such as energy efficiency studies for power plants and grids, analyses and design of new transmission and distribution systems as well as asset optimization based on technical, economic and environmental considerations.

Customers

The Power Systems division's principal customers include power generation utilities and companies, transmission and distribution utilities, owners and operators as well as industrial and commercial customers. Other customers include gas and water utilities including multi-utilities, which are involved in the transmission or distribution of more than one commodity.

Sales and Marketing

The Power Systems division promotes its offering primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as EPC firms, OEMs and system integrators. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

Competition

On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom. Emerson Electric, General Electric, Prysmian and Nexan are additional competitors seen in parts of the business. The division also sees emerging competitors in specific regions.

Capital Expenditure

The Power Systems division's capital expenditures for property, plant and equipment totaled $136 million in 2011, compared to $119 million and $131 million in 2010 and 2009, respectively. Principal investments in 2011 were related to capacity expansion as well as the replacement of existing equipment, particularly in the Unites States, Switzerland and Sweden. Geographically, in 2011, Europe represented 53 percent of the capital expenditures, followed by the Americas (38 percent), Asia (5 percent) and the MEA (4 percent).

Discrete Automation and Motion Division

Overview

The Discrete Automation and Motion division offers a wide range of products and services including drives, motors, generators, power electronics systems, rectifiers, power quality products, photovoltaic inverters, programmable logic controllers (PLCs), and robots. These products help customers to improve productivity, save energy, improve quality, and generate energy. Key applications include energy conversion, data processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing, palletizing and packing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications, with others provided for buildings, transportation, and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to system design, including energy appraisals and preventive maintenance services.

Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs, system integrators, and panel builders.

In January 2011, the Discrete Automation and Motion division expanded its product offering and geographic scope through our acquisition of Baldor Electric Corporation, a U.S.-based manufacturer of high-efficiency industrial motors. The acquisition supported ABB's strategy to build its position in the North American industrial automation market.

The Discrete Automation and Motion division had approximately 27,600 employees worldwide as of December 31, 2011, and generated $8.8 billion of revenues in 2011 through activities in more than 100 countries.

The Discrete Automation and Motion division

The Discrete Automation and Motion division provides low-voltage and medium-voltage drive products and systems for industrial, commercial and residential applications. Drives provide speed, motion and torque control for equipment such as fans, pumps, compressors, conveyors, kilns, centrifuges, mixers, hoists, cranes, extruders, printing machinery and textile machines. The drives are used in the building automation, marine, power, transportation and manufacturing industries, among others.

The division also produces a range of power electronics products. These include static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The division also manufactures frequency converters that use semiconductor technology to convert electrical power into the type and frequency required by individual customers. Further, the division offers a range of solutions for the charging of electric vehicles.

Discrete Automation and Motion supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. The Discrete Automation and Motion division manufactures synchronous motors for the most demanding applications and a full range of low and high-voltage induction motors, for both IEC (International Electrotechnical Commission) and NEMA (National Electrical Manufacturers Association) standards.

The Discrete Automation and Motion division offers robot products, systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in inhospitable environments which may be hazardous to employee health and safety, such as repetitive lifting, cold rooms or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

The division also offers services that complement its products, including design and project management, engineering, installation, training and life-cycle care, energy appraisals and preventive maintenance.

Customers

The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas and metals and mining companies, rail equipment manufacturers, discrete manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry.

Sales and Marketing

Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

Competition

The Discrete Automation and Motion division's principal competitors vary by product line but include Alstom, Fanuc Robotics, Kuka Robot Group, Rockwell Automation, Schneider, Siemens, Yaskawa, and WEG Industries.

Capital Expenditures

The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $202 million in 2011, compared to $98 million and $119 million in 2010 and in 2009, respectively. Principal investments in 2011 were primarily related to replacements, upgrades and maintenance of existing machinery and equipment. Geographically, in 2011, Europe and the Americas represented 43 percent of the capital expenditures each, followed by Asia (13 percent) and the MEA (1 percent).

Low Voltage Products Division

Overview

The Low Voltage Products division helps customers to improve productivity, save energy and increase safety. The division offers a wide range of products and systems, with related services, that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines and plants. The main applications are in industry, building, infrastructures, rail and sustainable transportation, renewable energies and e-mobility applications.

The Low Voltage Products division had approximately 21,100 employees worldwide as of December 31, 2011, and generated $5.3 billion of revenues in 2011 through activities in more than 100 countries.

A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

The Low Voltage Products Division

The Low Voltage Products division offering covers a wide range of products and services including low voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for any kind of application.

The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation. The product offering ranges from miniature circuit-breakers to high-capacity molded-case and air circuit-breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

The Low Voltage Products division also offers terminal blocks and printed circuit board connectors used by panel builders and OEMs to produce standard distribution and control panels as well as specialized applications in industries such as traction, energy, maritime, explosive atmospheres or electronics. In addition, the division offers a range of contactors, soft starters, starters, proximity sensors, safety products for industrial protection, limit switches, manual motor starters, along with electronic relays and overload relays.

The division provides smart home and intelligent building control systems, also known as KNX protocol, a complete system for all energy reducing building application areas such as lighting and shutters, heating, ventilation, cooling and security. In addition, the division's IEC and NEMA compliant switchgear technology integrates intelligent motor and feeder control solutions to enhance protection, digital control, condition monitoring and plant wide data access by process control systems, electrical control systems and other plant computers.

The Low Voltage Products division has also developed a range of products for new markets, such as those used by electric vehicles (e-mobility) and in photovoltaic, solar and wind applications. These include energy meters, switch-disconnectors, residual current-operated circuit-breakers, interface relays and other products designed for outdoor installation.

Customers

The Low Voltage Products division serves a wide range of customers, including residential and commercial building contractors, process industries, rail equipment manufacturers, manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors.

Sales and Marketing

Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

Competition

The Low Voltage Products division's principal competitors vary by product line but include Eaton Corporation, Legrand, Mitsubishi, Schneider, Siemens, Leviton and Rittal.

Capital Expenditures

The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $149 million in 2011, compared to $100 million and $150 million in 2010 and 2009, respectively. Investments in 2011 aimed to increase production capacity and productivity throughout the division's global footprint. Geographically, in 2011, Europe represented 67 percent of the capital expenditures, followed by Asia (27 percent), the Americas (5 percent) and the MEA (1 percent).

Process Automation Division

Overview

The Process Automation division provides products, systems, and services for the automation and electrification of industrial processes. Our core industries are paper, metals, mining, oil, gas, petrochemicals and marine. Each industry has unique business drivers, yet share common requirements for operational productivity, safety, energy efficiency, minimized project risk and environment compliance. The division's core competence is the application of automation and electrification technologies to solve these generic requirements, but tailored to the characteristics of each of its core industries. The division is organized around industry and product business along with a specialized business focusing on performance-based outsourced maintenance contracts. The division had approximately 28,400 employees as of December 31, 2011, and generated revenues of $8.3 billion in 2011.

The Process Automation division offering is made available as separately sold products or as part of a total automation system. The division technologies are sold both through direct sales forces and third-party channels.

The Process Automation Division

The Process Automation division offers standalone products and engineered systems for process control and measurement, safety, plant electrification, information management, asset management and industry-specific applications for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Discrete Automation and Motion, Power Products and Low Voltage Products divisions' products are integrated into the process control and electrification systems offered by the Process Automation division.

Our automation systems are used in applications such as continuous and batch control, asset optimization, energy management and safety. They are the hubs that link instrumentation, measurement devices and systems for control and supervision of industrial processes and enable customers to integrate their production systems with their enterprise, resource and planning systems, thereby providing a link to their ordering, billing and shipping processes. This link allows customers to manage their entire manufacturing and business process based on real-time access to plant information. Additionally, it allows customers to increase production efficiency, optimize their assets and reduce environmental waste.

A key element of this division's product offering is its System 800xA process automation platform. This product extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over approximately the past 25 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base. The division also offers a full line of instrumentation and analytical products to actuate, measure, record and control industrial and power processes.

The division's product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments. On-line sensors measure product properties, such as weight, thickness, color, brightness, moisture content and additive content. Actuators allow the customer to make automatic adjustments during the production process to improve the quality and consistency of the product. Field instruments measure properties of the process, such as flow rate, chemical content and temperature.

We offer our customers in the metals and minerals industries specialized products and services, as well as total production systems. We design, plan, engineer, supply, erect and commission electric equipment, drives, motors and equipment for automation and supervisory control within a variety of areas including mining, mineral handling, aluminum smelting, hot and cold steel applications and cement production.

In the oil and gas sector, we provide solutions for onshore and offshore production and exploration, refining, and petrochemical processes, and oil/gas transportation and distribution. In the pharmaceuticals and fine chemicals areas, we offer applications to support manufacturing, packaging, quality control and compliance with regulatory agencies.

In the marine field, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical systems for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines.

We also offer full-service contracts across all of our customer segments, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs and help optimize these investments. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing assets.

Customers

The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, turbocharging and the marine industries. Customers for this division are looking for complete automation and electrification solutions which demonstrate value mainly in the areas of lower capital costs, increased plant availability, lower lifecycle costs and reduced project costs.

Sales and Marketing

The Process Automation division uses a direct sales force as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

Competition

The Process Automation division's principal competitors vary by industry or product line. Competitors include, but are not limited to, Emerson, Honeywell, Invensys, Metso Automation, Rockwell Automation, Schneider, Siemens, Voith, and Yokogawa Electric Corporation.

Capital Expenditures

The Process Automation division's capital expenditures for property, plant and equipment totaled $72 million in 2011, compared to $76 million and $99 million in 2010 and 2009, respectively. Principal investments in 2011 were in oil & gas, turbocharging and measurement products. Geographically, in 2011, Europe represented 59 percent of the capital expenditures, followed by Asia (23 percent), the Americas (10 percent) and the MEA (8 percent).

CAPITAL EXPENDITURES

Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $1,021 million, $840 million and $967 million in 2011, 2010 and 2009, respectively. Compared to total depreciation and amortization expense of the respective year, capital expenditures were 3 percent higher in 2011, 20 percent higher in 2010 and 48 percent higher in 2009.

Capital expenditures in 2011 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2011 were driven primarily by upgrades and maintenance of existing production facilities, mainly in Sweden, the United States, Switzerland and Germany, as well as by new facilities, principally in Sweden, the United States and Switzerland. Capital expenditures in emerging markets increased in 2011 from 2010 with expenditures highest in China, Brazil, India and Poland, mainly for new facilities. Capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity. The share of emerging markets capital expenditures as a percentage of total capital expenditures was 34 percent in 2011. In 2010, capital expenditures in Europe were primarily driven by maintenance and upgrades of existing production facilities to improve productivity, mainly in Switzerland, Sweden and Germany. Capital expenditures in emerging markets decreased in 2010 compared to 2009 with expenditures highest in China, India and Poland.

The carrying value of property, plant and equipment sold amounted to $9 million, $8 million and $22 million in 2011, 2010 and 2009, respectively. Of the sales of property, plant and equipment in 2011, a significant portion was related to real estate properties in Venezuela, Nigeria, Germany and Switzerland. The sales of property, plant and equipment in 2010 related to real estate properties in various locations. Of the total sales of property, plant and equipment in 2009, a significant portion was related to real estate properties, mainly in Norway, France, Brazil and Switzerland.

Construction in progress for property, plant and equipment at December 31, 2011, was $548 million, mainly in Sweden, Switzerland, the United States, Brazil and China. Construction in progress for property, plant and equipment at December 31, 2010, was $447 million, mainly in Switzerland, Sweden, Germany, the United States, China and Poland. Construction in progress for property, plant and equipment at December 31, 2009, was $564 million, mainly in Switzerland, Sweden, Germany, China, India and Poland.

In 2012, we plan to increase our capital expenditures and estimate the amount will be higher than our annual depreciation and amortization charge. We anticipate investments will be higher in the Americas and Asia but will remain at approximately the same level in Europe.

SUPPLIES AND RAW MATERIALS

We purchase a variety of raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are copper, aluminum, carbon steel, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in business units and key countries. Our commodity teams on global, divisional and/or regional level take advantage of opportunities to leverage the scale of ABB and to optimize the efficiency of our supply networks, in a sustainable manner.

Our supply chain management organization's activities have continued to expand in recent years, to:

- pool and leverage procurement of materials and services,
- provide full transparency of ABB's global spending through a comprehensive performance and reporting system linked to all of our enterprise resource planning (ERP) systems,
- strengthen ABB's supply chain network by implementing an effective commodity management structure and extensive competency-based training, and
- monitor and develop our supply base to ensure sustainability, both in terms of materials and processes used.

For many commodities we purchase, such as products based on steel, copper, aluminum and crude oil, continuing global economic growth in China and other emerging economies, coupled with the uncertainty of volatility in foreign exchange rates, led to significant fluctuations in raw material costs over the last few years. While some market volatility will be offset through the use of long-term contracts, we expect global commodity prices to remain highly volatile.

We mitigate the majority of our exposure to commodity price risk by entering into hedges. For example, we manage copper and aluminum price risk using principally swap contracts based on prices for these commodities quoted on leading exchanges. ABB's hedging policy is designed to safeguard margins by minimizing price volatility and providing a stable cost base during order execution. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products (through price escalation clauses).

During 2011, procurement personnel in our businesses, and in the countries in which we operate, along with the global commodities teams, continued to focus on component cost reduction efforts in all areas, while maintaining and improving quality and delivery performance.

PATENTS AND TRADEMARKS

We believe that intellectual property rights are crucial to protect the tangible assets of a technology group such as ABB. Over the past ten years, we have substantially increased the number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have about 22,000 patent applications and registrations, of which more than 7,400 are pending applications. In 2011, we filed patent applications for approximately 720 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand and technology.

SUSTAINABILITY ACTIVITIES

Sustainability management is one of our highest business priorities. We seek to address sustainability issues in all our business operations in order to improve our social, safety and environmental performance continuously, and to enhance the quality of life in the communities and countries where we operate.

Our social and environmental efforts include:

- regularly implementing sustainability objectives covering all relevant parts of our operations,
- joining initiatives that foster economic, environmental, social and educational development, and strengthen observance of human rights in business practice,
- making positive contributions in the communities where we operate so they will welcome us and consider ABB an attractive employer and a good investment,
- offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles,
- applying non-financial risk assessment to projects, and key business decision-making processes,
- sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness and safety training,
- ensuring that our operations and processes comply with applicable environmental and health and safety standards and social legislation. Specifically, every operating unit must implement an environmental management system that seeks to continuously improve its environmental performance and a health and safety management system that similarly seeks to continuously improve health and safety performance.
- ensuring that our social, health and safety and environmental policies are communicated and implemented,
- working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities,
- ensuring that suppliers have sustainability policies and systems similar to our own, and

- continuing our program to decontaminate sites that were polluted by historical manufacturing processes.

To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Almost all of these sites currently work in compliance with the requirements of the standard (approximately 360 sites and offices) and our environmental management program now covers operations in 59 countries.

We have Environmental Product Declarations to communicate the environmental performance of our core products. These describe the significant environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. More than 80 declarations for major product lines are published on our Web site (*www.abb.com*), some of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

In 2011, a total of 85 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of nine environmental incidents were reported in 2011, none of which had a material environmental impact.

In 2011, a total of 89 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

One of our corporate objectives is to phase out the use of the hazardous substances that are recorded on our list of "restricted" substances. Priorities for replacement are set by each business using criteria such as the environmental aspects of alternatives, the risk of the substance escaping into the environment, how hazardous the substance is, whether we can use the substance under strict control and whether there are any technically acceptable alternatives.

In February 2011, we settled with Westinghouse Electric Company LLC and were released from our continuing environmental obligations related to a former site in the United States. We now retain liability for environmental remediation costs at one site in the United States that was operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with this site relate to the costs of remediating radiological contamination upon decommissioning the facilities. See "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

REGULATION

Our operations are subject to numerous governmental laws and regulations including those governing antitrust and competition, corruption, the environment, securities transactions and disclosures, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the FCPA's antibribery provisions with respect to our conduct around the world.

Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. Those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

We conduct business in certain countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, our employees or agents have taken, and in the future may take, actions that violate the U.S. FCPA, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, antitrust laws or other laws or regulations. These actions have resulted and could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business. For more information, see "Item 8. Financial Information—Legal Proceedings."

SIGNIFICANT SUBSIDIARIES

ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which comprises 340 consolidated operating and holding subsidiaries worldwide as of February 29, 2012. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of ADS—each ADS representing one registered ABB share).

The only consolidated subsidiary in the ABB Group with listed shares is ABB Limited, Bangalore, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

The following table sets forth, as of February 29, 2012, the name, country of incorporation and ownership interest of ABB Ltd, Switzerland, in its significant subsidiaries:

Company name / location	Country	ABB Group interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB N.V., Zaventem	BELGIUM	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
ABB Ecuador S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Jüri	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Les Ulis	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	GERMANY	100.00
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00

Company name / location	Country	ABB Group interest %
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	75.00
ABB Ltd., Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB S.p.A., Milan	ITALY	100.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., San Luis Potosi S.L.P	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Finance B.V., Amsterdam	NETHERLANDS	100.00
ABB Holdings B.V., Amsterdam	NETHERLANDS	100.00
ABB Investments B.V., Amsterdam	NETHERLANDS	100.00
ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00
ABB S.A., Lima	PERU	97.18
ABB, Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. zo.o., Warsaw	POLAND	99.89
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Longmeadow	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Västerås	SWEDEN	100.00
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB Technology Ltd., Zurich	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Elektrik Sanayi A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Industries (L.L.C.), Dubai	UNITED ARAB EMIRATES	49.00
ABB Holdings Limited, Warrington	UNITED KINGDOM	100.00
ABB Limited, Warrington	UNITED KINGDOM	100.00
ABB Holdings Inc., Cary, NC	UNITED STATES	100.00
ABB Inc., Cary, NC	UNITED STATES	100.00
Baldor Electric Company, Fort Smith, AR	UNITED STATES	100.00
Kuhlman Electric Corporation, Crystal Springs MS	UNITED STATES	100.00

DESCRIPTION OF PROPERTY

As of December 31, 2011, we occupied real estate in around 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in the United States, China, Germany, Sweden, Switzerland, Finland, Italy, Norway, Canada and India. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

The net book value of our property, plant and equipment at December 31, 2011, was $4,922 million, of which machinery and equipment represented $2,244 million, land and buildings represented $2,130 million and construction in progress represented $548 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

During 2011, we continued to deliver power and automation solutions that help our customers meet the challenges of a rapidly-changing world. Foremost among these are climate change and the need to use electrical energy more efficiently and with less impact on the environment. We achieved this in several ways.

One is a long-term commitment to technology leadership in areas such as high-efficiency power transmission; automation and control systems to manage complex industrial processes using less energy; and technologies to capture the full potential of renewable energies, such as wind and solar power. In 2011, for example, we were awarded orders to connect offshore wind farms to Germany's mainland power grids, to improve production capacity and reduce greenhouse gas emissions from the world's largest offshore oil platform in the North Sea, and to build high power substations in the Middle East to make better use of electricity resources.

Another is our presence in more than 100 countries around the world. This allows us to meet the needs of our customers faster and with solutions that are best suited to their local requirements. It positions us to benefit from the rapid growth expected in the emerging markets in the coming years while also supporting our large and important markets in the world's mature economies. Furthermore, our geographic scope provides us with access to a large pool of talented and highly qualified people from very diverse cultural and business backgrounds—a key competitive advantage. In 2011, we generated approximately half of our revenues from emerging markets while also recording order increases of more than 10 percent in local currencies in large markets such as Germany, Brazil, the United States, China and India.

A third way is our ability to combine both power and automation technologies into packaged solutions that meet the needs of new growth sectors, such as integrating renewable energy into existing power grids, delivering high-quality "mission-critical" power to data centers and hospitals, and providing the infrastructure needed to rapidly charge electric vehicles. For example, in 2011 we embarked on a project to build a smart grid in Helsinki, Finland; delivered fast direct-current charging stations for an e-mobility project in Hong Kong; and initiated a project to apply direct-current power solutions to a new data center in Switzerland. We view this convergence of power and automation technologies as a long-term trend for which ABB is well positioned.

Economic uncertainties continued in 2011, especially in the second half of the year on increasing concerns surrounding sovereign debt levels in Europe, rising inflation in some emerging economies and signs of economic slowdown in most regions. However, the broad scope of our business portfolio helped us mitigate some of these developments. For example, demand remained steady in several of our later-cycle businesses, such as parts of our Power Products, Power Systems and Process Automation divisions. These businesses depend more on large capital expenditures by our utility and industrial customers that generally come later in the economic cycle. This helped offset the slowdown in demand we saw in the second half of 2011 in some of our early-cycle businesses, such as Low Voltage Products, which are more exposed to consumer demand and construction, and which respond early to decreased economic activity. Our strong positions in fast-growing emerging markets, our flexible global production base and technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2011.

Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings in 2011 amounted to more than $1 billion and were principally achieved in three areas: making better use of global sourcing opportunities; eliminating operational and process inefficiencies; and optimizing our global footprint to match the geographic scope of our business with changing demand patterns, such as rapid growth in emerging markets. Our cost reduction program was key to maintaining profitability in a challenging environment.

Strategy 2011-2015

In November of 2011, we announced an updated strategy for the period 2011 to 2015, along with financial targets to measure our success in achieving them. The strategy is based on five priorities:

- Drive competitiveness and stay relevant in our current markets by developing, producing, sourcing and selling to better match market needs, thereby profitably growing the business while increasing productivity and quality.
- Capitalize on megatrends, such as the growing need for resource and energy efficiency, increasing urbanization, electrification, digitization and growth in emerging economies.
- Aggressively expand our core businesses to secure the next level of growth, for example, growing the service business by tapping opportunities in our installed base and by building the software business for our core power and automation customers.
- Execute a disciplined approach to value-creating acquisitions that close key gaps across product, end market and geographic lines.
- Find and exploit disruptive opportunities, such as the application of direct current electricity solutions to improve power efficiency and performance compared to conventional alternating current technologies.

In addition, we provided updated financial targets at the Group and divisional levels to measure our performance. We modified our previous Group operational profitability target to Operational EBITDA as a percentage of operational revenues (Operational EBITDA margin) versus the previous measure of earnings before interest and taxes (EBIT) as a percentage of revenues (EBIT margin)—for a full definition see "Performance Measures" below. We believe this more accurately reflects the operational performance of the company during a phase of growth through acquisitions by eliminating some of the non-cash effects on earnings from acquisitions.

In addition, we introduced a new target measure of cash return on invested capital (CROI) that we believe provides a more accurate reflection of our operational performance by focusing on cash returns, which are less prone to non-operational accounting adjustments that may be applied to EBIT from time to time. CROI is defined as the total of net cash provided by operating activities and interest paid, as a percentage of capital invested. Capital invested is defined as the total of fixed assets, net working capital and accumulated depreciation and amortization. At the divisional level, we continued our previous practice of providing organic revenue growth targets on a compound annual growth rate basis as well as profitability targets in the form of Operational EBITDA margins.

Outlook

The long-term outlook for ABB remains positive, with utilities continuing to invest in grid upgrades and industries spending more on automation solutions to increase energy efficiency and productivity.

Macroeconomic volatility makes short-term forecasts more challenging. There are signs of recovery in the North American economy and China appears to be returning to a focus on growth, while uncertainty around government budget deficits in Europe remains high.

From the perspective of ABB's short-term business development, management expects low single-digit growth in most of its early-cycle businesses until confidence in the macroeconomic outlook improves. Price pressure is expected to continue in parts of the power business, in line with the company's previous guidance. The unfavorable business mix seen in most divisions in the fourth quarter of 2011 is expected to continue into the first quarter of 2012, weighing on margins. This trend is not expected to continue over the rest of the year. Management will continue to drive further improvements in cost and productivity going forward.

At the same time, our strong order backlog and continued customer investments in areas such as power distribution and oil and gas, as well as our exposure to fast-growing emerging markets, are expected to provide ample opportunities for profitable growth in 2012 and we will continue to expand sales forces and accelerate product development in order to capture these opportunities.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present the same in United States dollars unless otherwise stated.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; the fair values of assets and liabilities assumed in business combinations; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. These policies should be considered when reading our Consolidated Financial Statements.

Revenue recognition

We generally recognize revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. With regards to the sale of products, delivery is not considered to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. We use various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, we generally have no further contractual performance obligations that would preclude revenue recognition.

Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

- unanticipated technical problems with equipment supplied or developed by us which may require us to incur additional costs to remedy,
- changes in the cost of components, materials or labor,
- difficulties in obtaining required governmental permits or approvals,
- project modifications creating unanticipated costs,
- suppliers' or subcontractors' failure to perform,
- penalties incurred as a result of not completing portions of the project in accordance with agreed-upon time limits, and
- delays caused by unexpected conditions or events.

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimates are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion of each project. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or we have demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from our activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a stand-alone service or as part of a service contract.

Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software products, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be taken to revenue over the life of the contract or upon delivery of the undelivered element.

We offer multiple element arrangements to meet our customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. If certain criteria are met, we allocate revenues to each delivery of product or performance of service based on the individual elements' relative fair value. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. The estimated selling prices reflect our best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement consideration at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between us and our customers, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

These revenue recognition methods require the collectability of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that a different number of defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed or fall below that which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry, economic or political trends.

As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Contingencies

As more fully described in the section below entitled "Environmental liabilities", in "Item 8. Financial Information—Legal Proceedings" and in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, litigation or threatened litigation and other claims and inquiries related to taxes other than income tax, environmental, labor, product, regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

We record provisions for our contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using our best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, we may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected.

We provide for anticipated costs for warranties when we recognize revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. We generally make individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

We may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of our business or have other asset retirement obligations. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within our control, but the underlying obligation itself is unconditional and certain. We recognize a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. These provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pension and postretirement benefits

As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we have a number of defined benefit pension and other postretirement plans and recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in our Consolidated Balance Sheets. We measure such a plan's assets and obligations that determine its funded status as of the end of the year.

We recognize actuarial gains and losses gradually over time. Any cumulative unrecognized actuarial gain or loss that exceeds 10 percent of the greater of the present value of the projected benefit obligation (PBO) and the fair value of plan assets is recognized in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates, mortality rates and expected return on plan assets. Under U.S. GAAP, we are required to consider current market conditions in making these assumptions. In particular, the discount rates are reviewed annually based on changes in long-term, highly-rated corporate bond yields. Decreases in the discount rates result in an increase in the PBO and in pension costs. Conversely, an increase in the discount rates results in a decrease in the PBO and in pension costs. The mortality assumptions are reviewed annually by management. Decreases in mortality rates result in an increase in the PBO and in pension costs. Conversely, an increase in mortality rates results in a decrease in the PBO and in pension costs.

Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $307 million, while a 0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $290 million.

The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.25 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2011 by approximately $22 million.

The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2011, our pension plans were $950 million underfunded compared to an underfunding of $327 million at December 31, 2010. Our other postretirement plans were underfunded by $260 million and $214 million at December 31, 2011 and 2010, respectively.

We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health-care costs, we have assumed health-care cost increases to be 9 percent per annum for 2012, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

Income taxes

In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Tax expense from continuing operations is reconciled to the weighted-average global tax rate, rather than to the Swiss domestic statutory tax rate, as i) the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland. Income which has been generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") and has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries. There is no requirement in Switzerland for a parent company of a group to file a tax return of the group determining domestic and foreign pre-tax income, and ii) our consolidated income from continuing operations is predominantly earned outside of Switzerland, and therefore corporate income tax in foreign jurisdictions largely determines our global tax rate.

We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within "Provision for taxes" in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in "Income from discontinued operations, net of tax". Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

Certain countries levy withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. Switzerland has concluded double taxation treaties with many countries in which we operate. These treaties either eliminate or reduce such withholding taxes on dividend distributions. It is our policy to distribute retained earnings of subsidiaries, in so far as such earnings are not permanently reinvested or no other reasons exist that would prevent the subsidiary from distributing them. No deferred tax liability is set up, if retained earnings are considered as permanently reinvested, and used for financing current operations as well as business growth through working capital and capital expenditure in those countries.

We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, OECD guidelines, as well as on items relating to potential audits by tax authorities based on our evaluations of facts and circumstances. Changes in the facts and circumstances could result in a material change to the tax accruals. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

An estimated loss from a tax contingency must be accrued as a charge to income if it is more likely than not that a tax asset has been impaired or a tax liability has been incurred and the amount of the loss can be reasonably estimated. We apply a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Business combinations

The amount of goodwill initially recognized in a business combination is based on the excess of the purchase price of the acquired company over the fair value of the assets acquired and liabilities assumed. The determination of these fair values requires us to make significant estimates and assumptions. For instance, when assumptions with respect to the timing and amount of future revenues and expenses associated with an asset are used to determine its fair value, but the actual timing and amount differ materially, the asset could become impaired. In some cases, particularly for large acquisitions, we engage independent third-party appraisal firms to assist in determining the fair values.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows of the acquired business, brand awareness and market position, and discount rates.

The fair values assigned to the intangible assets acquired are described in "Note 3 Acquisitions, increases in controlling interests and divestments" as well as "Note 11 Goodwill and other intangible assets", to our Consolidated Financial Statements.

Goodwill and other intangible assets

We review goodwill for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may not be recoverable. We perform a two-step impairment test on a reporting unit level.

Our reporting units are the same as our divisions for Power Systems, Discrete Automation and Motion, and Low Voltage Products. For Power Products and Process Automation, we determined the reporting units to be one level below the division, as the different products produced or services provided by these divisions do not share sufficiently similar economic characteristics to permit testing of goodwill on a total operating segment level. In the case of Power Products, there are separate reporting units based on the category of product produced—High-Voltage Products, Medium-Voltage Products and Transformers. In the case of Process Automation, we have determined that there are two reporting units, the Turbocharger product business and the remainder of Process Automation.

In the first step of the impairment test, we compare the fair value of each reporting unit to its carrying value. The fair value of each reporting unit is calculated using an income approach, whereby the fair value is calculated based on the present value of future cash flows, applying a discount rate that represents our weighted-average cost of capital. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of a reporting unit is zero or negative we additionally assess the likelihood that goodwill is impaired. On October 1, 2011, none of our goodwill reporting units had a carrying value that was zero or negative.

The future cash flows are based on approved business plans for the reporting units which currently cover a period of four years plus a terminal value. The future cash flows require significant estimates and judgments involving variables such as future sales volumes, sales prices, production and other operating costs, capital expenditures and other economic factors. The post-tax weighted-average cost of capital, of currently 9 percent, is based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds as well as an ABB specific risk premium. The terminal value growth rate is assumed to be 1 percent. The mid-term tax rate used in the test is currently 27 percent.

We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. On October 1, 2011, the calculated fair values for each of our reporting units exceeded their respective carrying values by at least 250 percent and we concluded that none was "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the resulting fair value of the reporting units. Our sensitivity analysis in 2011 showed no significant change in fair values if the assumptions change. A 1 percentage-point increase in the discount rate would reduce the calculated fair values by approximately 12 percent. A 1 percentage-point decrease in the terminal value growth rate would reduce the calculated fair values by approximately 9 percent.

However, if the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then we would perform the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill were to exceed its implied fair value, then we would record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income from discontinued operations, net of tax". There were no goodwill impairment charges in 2011, 2010 and 2009.

We review intangible assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable upon the occurrence of certain triggering events, such as a decision to divest a business or projected losses of an entity. We record impairment charges in "Other income (expense), net", in our Consolidated Income Statements, unless they relate to a discontinued operation, in which case the charges are recorded in "Income from discontinued operations, net of tax".

Cash flow models used in evaluating impairments are dependent on a number of factors including estimates of future cash flows and other variables and require that we make significant estimates and judgments, involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. Further, discount rates used in discounted cash flow models to calculate fair values require the determination of variables such as the risk-free rates and equity market risk premiums. We base our fair value estimates on assumptions we believe to be reasonable, but which are inherently uncertain. Actual future results may differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements, see "Note 2 Significant accounting policies" to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2011, 2010 and 2009, we invested $1,371 million, $1,082 million and $1,037 million, respectively, or approximately 3.6 percent, 3.4 percent, and 3.3 percent of our annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $338 million, $253 million and $265 million, respectively, or approximately 0.9 percent, 0.8 percent and 0.8 percent, respectively, of our annual consolidated revenues in 2011, 2010 and 2009, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

In addition to continuous product development, and order-related engineering work, we develop platforms for technology applications in our automation and power businesses in our research and development laboratories, which operate on a global basis. Through active management of our investment in research and development, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

Our research and development strategy focuses on three objectives:

- to monitor and develop emerging technologies and create an innovative, sustainable technology base for ABB,
- to develop technology platforms that enable efficient product design for our power and automation customers, and
- to create the next generation of power and automation products and systems that we believe will be the engines of profitable growth.

Universities are incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built numerous university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with the Massachusetts Institute of Technology, Carnegie Mellon University, Cambridge University, ETH Zurich, KTH Stockholm and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

Common applications of basic power and automation technologies can also be found in power electronics, electrical insulation, and control and optimization. Our power technologies, including our insulation technologies, current interruption and limitation devices, power electronics, flow control and power protection processes, apply as much to large, reliable, blackout-free transmission systems as they do to everyday household needs. Our automation technologies, including our control and optimization processes, power electronics, sensors and microelectronics, mechatronics and wireless communication processes, are designed to improve efficiency in plants and factories around the world, including our own.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions

During 2011, 2010 and 2009, ABB invested $3,805 million, $1,275 million and $159 million in 10, 9 and 8 new businesses and joint ventures, respectively. The amounts exclude changes in cost and equity investments.

The principal acquisition in 2011 was Baldor Electric Company (Baldor). On January 26, 2011, we acquired 83.25 percent of the outstanding shares of Baldor for $63.50 per share in cash. On January 27, 2011, we exercised our top-up option contained in the merger agreement, bringing our shareholding in Baldor to 91.6 percent, allowing us to complete a short-form merger under Missouri, United States, law. On the same date, we completed the purchase of the remaining 8.4 percent of outstanding shares. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of our Discrete Automation and Motion division, closing the gap in our automation portfolio in North America by adding Baldor's NEMA (National Electrical Manufacturers Association) motors product line, as well as adding Baldor's growing mechanical power transmission business.

The principal acquisition in 2010 was Ventyx group. On June 1, 2010, we acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset intensive businesses and was integrated into the network management business within the Power Systems division to form a single unit for energy management software solutions.

During 2009, acquisitions were not significant either individually or in aggregate.

For more information on our acquisitions, see "Note 3 Acquisitions, increases in controlling interests and divestments" to our Consolidated Financial Statements.

Increase in controlling interests in India

In 2010, we increased our ownership interest in ABB Limited, India (our publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid in 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to "Capital stock and additional paid-in capital" of $838 million, including expenses related to the transaction.

ABB to acquire Thomas & Betts Corporation

On January 30, 2012, we announced that we had reached an agreement to acquire the Thomas & Betts Corporation. Thomas & Betts designs, manufactures and markets essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. We anticipate cash outflows upon closing the transaction amounting to approximately $3.9 billion, based on a purchase price of $72 per share for the acquisition of the outstanding shares. The transaction is subject to approval by Thomas & Betts shareholders as well as to customary regulatory approvals, and is expected to close by the middle of 2012.

Divestitures

In 2011, 2010 and 2009, we received cash, net of cash disposed, from sales of businesses and equity-accounted companies of $8 million, $83 million and $16 million, respectively. Gains and losses on these transactions were not significant.

For more information on our divestments, see "Note 3 Acquisitions, increases in controlling interests and divestments" to our Consolidated Financial Statements.

EXCHANGE RATES

We report our financial results in U.S. dollars. Due to our global operations, a significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies. As a consequence, movements in exchange rates between currencies may affect:

- our profitability,
- the comparability of our results between periods, and
- the carrying value of our assets and liabilities.

We translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the average currency exchange rate over the relevant period.

Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2009 through 2011.

While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the euro and the Swiss franc are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2011, 2010 and 2009, were as follows:

Exchange rates into $	2011	2010	2009
EUR 1.00	1.29	1.34	1.44
CHF 1.00	1.06	1.07	0.97

The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2011, 2010 and 2009, were as follows:

Exchange rates into $	2011	2010	2009
EUR 1.00	1.39	1.33	1.40
CHF 1.00	1.13	0.97	0.93

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

In 2011, approximately 85 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

- Euro, approximately 24 percent,
- Chinese renminbi, approximately 10 percent,
- Swiss franc, approximately 6 percent,
- Swedish krona, approximately 6 percent, and
- Indian rupee, approximately 4 percent.

In 2011, approximately 82 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

- Euro, approximately 22 percent,
- Chinese renminbi, approximately 10 percent,
- Swedish krona, approximately 4 percent,
- Swiss franc, approximately 4 percent, and
- Indian rupee, approximately 5 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries are located. We refer to these currencies as "local currencies." Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

The discussion of our results of operations below provides certain information with respect to orders, revenues, earnings before interest and taxes and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

ORDERS

We book and report an order when a binding contractual agreement has been concluded with a customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered and cancellations of orders.

The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 18 percent of the value of total orders we recorded in 2011 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 62 percent of the large orders in 2011 were recorded by our Power Systems division and approximately 24 percent in our Process Automation division. The Power Products, Discrete Automation and Motion, as well as the Low Voltage Products divisions accounted for the remainder of the total large orders recorded during 2011. The remaining portion of total orders recorded in 2011 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

The level of orders fluctuates from year to year. Arrangements included in any particular order can be complex and unique to that order. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. However, the level of large orders and orders generally cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order or may result in the elimination of the order.

PERFORMANCE MEASURES

During 2011, we changed our primary measures of segment performance from earnings before interest and taxes (EBIT) to Operational EBITDA and Operational EBITDA margin. As a result, we evaluate the performance of our divisions primarily based on orders received, revenues, Operational EBITDA and Operational EBITDA as a percentage of Operational revenues (Operational EBITDA margin).

Operational EBITDA represents EBIT excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-recurring items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

See "Note 22 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of Operational EBITDA to EBIT.

ANALYSIS OF RESULTS OF OPERATIONS

Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2011	2010	2009
Orders	40,210	32,681	30,969
Order backlog at December 31,	27,508	26,193	24,771
Revenues	37,990	31,589	31,795
Cost of sales	(26,556)	(22,060)	(22,470)
Gross profit	**11,434**	**9,529**	**9,325**
Selling, general and administrative expenses	(5,373)	(4,615)	(4,491)
Non-order related research and development expenses	(1,371)	(1,082)	(1,037)
Other income (expense), net	(23)	(14)	329
Earnings before interest and taxes	**4,667**	**3,818**	**4,126**
Net interest and other finance expense	(117)	(78)	(6)
Provision for taxes	(1,244)	(1,018)	(1,001)
Income from continuing operations, net of tax	**3,306**	**2,722**	**3,119**
Income from discontinued operations, net of tax	9	10	17
Net income	**3,315**	**2,732**	**3,136**
Net income attributable to noncontrolling interests	(147)	(171)	(235)
Net income attributable to ABB	**3,168**	**2,561**	**2,901**
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	3,159	2,551	2,884
Net income	3,168	2,561	2,901
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.12	1.26
Net income	1.38	1.12	1.27
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.11	1.26
Net income	1.38	1.12	1.27

A more detailed discussion of the orders, revenues and Operational EBITDA for our divisions follows in the sections of "Divisional analysis" below entitled "Power Products," "Power Systems," "Discrete Automation and Motion," "Low Voltage Products," "Process Automation" and "Corporate and Other." Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

($ in millions)	2011	2010	2009	% Change 2011	% Change 2010
Power Products	11,068	9,778	10,940	13%	(11)%
Power Systems	9,278	7,896	7,830	18%	1 %
Discrete Automation and Motion	9,566	5,862	4,702	63%	25 %
Low Voltage Products	5,364	4,686	4,079	14%	15 %
Process Automation	8,726	7,383	6,684	18%	10 %
Operating divisions	**44,002**	**35,605**	**34,235**	**24%**	**4 %**
Corporate and Other(1)	(3,792)	(2,924)	(3,266)	n.a.	n.a.
Total	**40,210**	**32,681**	**30,969**	**23%**	**6 %**

(1) Includes interdivisional eliminations

In 2011, total order volume increased by 23 percent (18 percent in local currencies, 11 percent excluding the Baldor acquisition). Customer investments to increase operational efficiency and services translated into higher orders for the automation divisions, where the pace of order growth in the second half of 2011 slowed versus the growth rates of the first half of the year. The need to strengthen power distribution networks, driven in part by industrial growth in emerging markets, as well as the integration of renewable energy supplies into power grids, lifted orders in the power businesses.

In 2011, orders in the Power Products division grew by 13 percent (8 percent in local currencies) and were higher in all businesses. The order increase was driven primarily by continued strength in the industrial and power distribution sectors as well as large orders in the transmission sector. Continuing investments in grid upgrades and the integration of renewable energy sources fuelled an 18 percent (12 percent in local currencies) orders increase in the Power Systems division. In August, ABB won its largest-ever power transmission order, worth around $1 billion, to supply a power link connecting offshore North Sea wind farms to the German mainland grid. The strong growth in the Discrete Automation and Motion division reflected continued demand for energy-efficient automation solutions leading to an increase in orders of 63 percent (57 percent in local currencies, 21 percent excluding the Baldor acquisition). While all businesses contributed to the increase in orders in that division, Robotics and Power Electronics posted the highest growth rates. Orders were 14 percent higher in Low Voltage Products (9 percent in local currencies), mainly on increased demand for low-voltage systems to improve electrical efficiency in industry. Order growth slowed in that division in the second half of the year on a combination of more difficult comparisons with the strong growth recorded in 2010, slowing demand in most early-cycle industries and cutback in renewable investments compared to the previous year. The Process Automation division saw orders up 18 percent (12 percent in local currencies), mainly on continuing demand from the oil and gas and related marine industry. Service orders in Process Automation grew at a double-digit pace as well.

Base orders grew significantly in the first half of 2011, as the global economic upturn continued. Although the development slowed in the second half of the year amid increased uncertainties about the global macroeconomic outlook, growth rates remained double digit. For ABB as a whole, base orders grew by 21 percent (16 percent in local currencies), as all divisions reported an increase in base orders in 2011. Additionally, a number of sizeable projects in the tender backlog materialized into large orders, which led to significant growth in the year. After a decline in 2010, large orders rebounded and grew 32 percent (25 percent in local currencies).

Total orders in 2010 increased 6 percent (4 percent in local currencies) compared to 2009 as the global economy began to recover, as reflected in increased spending by industrial customers in energy-efficient automation and power solutions to increase productivity and quality. Investments by utilities in large power transmission projects, however, remained cautious.

In 2010, orders in our Power Products division decreased 11 percent (13 percent in local currencies) as transmission spending remained low, resulting in lower order volumes, especially in large power transformers and high-voltage equipment. The economic recovery however did lead to an increase in the power distribution segments with higher orders in the medium-voltage product lines. Orders in our Power Systems division were up 1 percent (down 1 percent in local currencies). Large orders were down, while the division saw a large increase in base orders in substations and power generation due to an ongoing focus on renewable energy and grid reliability. Orders in our automation divisions, which are typically earlier in the business cycle, have benefited from increased investments by industrial customers on the back of an upturn in the global economy. Discrete Automation and Motion orders grew 25 percent (23 percent in local currencies) as industrial customers increased investments in automation solutions to improve productivity and energy efficiency. Within the Discrete Automation and Motion division, order growth was especially strong in the Robotics business, which experienced a turnaround, and in the low-voltage drives business. Towards the end of 2010, mid- to late-cycle businesses also began seeing order growth. Orders in the Low Voltage Products division increased 15 percent (15 percent in local currencies) as demand from general industry and construction improved in most regions. In our Process Automation division, orders grew 10 percent (7 percent in local currencies) as investments in the energy and commodity-based sectors recovered and activity in the marine business also improved, however from low levels.

As base orders began recovering on the upturn in the global economy, we continued to see for the first half of 2010 that large scale investments in both industry and utilities were delayed as customers assessed the stability of the recovery. Later in 2010 customers became more optimistic, which materialized into a number of large order awards in the fourth quarter of 2010. However, this attitude shift was not enough to compensate the low levels of large orders in the first half of 2010. Consequently, large orders were down 17 percent (20 percent in local currencies).

We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change	
($ in millions)	**2011**	**2010**	**2009**	**2011**	**2010**
Europe	15,202	13,781	11,983	10%	15 %
The Americas	9,466	6,223	5,996	52%	4 %
Asia	12,103	8,720	8,197	39%	6 %
Middle East and Africa	3,439	3,957	4,793	(13)%	(17)%
Total	**40,210**	**32,681**	**30,969**	**23%**	**6 %**

Orders in 2011 grew in the Americas 52 percent (50 percent in local currencies) driven by the Baldor acquisition as well as by organic growth. The U.S., Canada and Brazil were the main growth drivers in this region, as Brazil recorded large orders in the Power Systems division, as well as in the Power Automation division from the oil & gas and minerals sectors. In Asia, orders were up 39 percent (32 percent in local currencies) on double-digit growth in all divisions. In China, large orders for Power Systems and for Power Products as well as base order growth in the Discrete Automation and Motion and Low Voltage Products divisions drove significant order growth. India returned to double-digit order growth after a contraction in 2010 and South Korea recorded large orders from the marine sector. Europe grew 10 percent (4 percent in local currencies), on growth in the industrial sectors. Additionally, a large order for offshore wind farm connection in Germany was repeated in 2011 (at a higher amount than in the previous year) and Norway won large orders in the oil and gas sector. Order volumes decreased in the MEA by 13 percent (15 percent in local currencies) as large orders from the power sector in Saudi Arabia and from the oil & gas sector in Congo were offset by a lower orders level in the Power Systems division in Kuwait, Qatar and the United Arab Emirates.

In 2010, order volumes grew in all markets except in the MEA which was down 17 percent (19 percent in local currencies), where we were unable to repeat the large order intake of 2009 from utility and oil and gas customers in Algeria, Kuwait and Saudi Arabia. Orders from Europe grew 15 percent (16 percent in local currencies) as a result of large order awards to the Power Systems division from Belgium, Germany, Norway and Sweden as well as a turnaround in the Robotics business of the Discrete Automation and Motion division. In the Americas, orders increased 4 percent (down 1 percent in local currencies) on strong growth in the automation divisions, while Power Systems' orders were down as the level of large orders in Brazil in 2009 could not be matched in 2010. Orders received in the Power Products division in the Americas remained at the same level as 2009 as lower volumes in the transformer business were offset by growth in high- and medium-voltage equipment. Orders in Asia increased 6 percent (2 percent in local currencies) as growth in the automation divisions offset lower volumes in the transformer business in China.

Order backlog

	December 31,			% Change	
($ in millions)	**2011**	**2010**	**2009**	**2011**	**2010**
Power Products	8,029	7,930	8,226	1%	(4)%
Power Systems	11,570	10,929	9,675	6%	13 %
Discrete Automation and Motion	4,120	3,350	3,046	23%	10 %
Low Voltage Products	887	838	734	6%	14 %
Process Automation	5,771	5,530	5,523	4%	— %
Operating divisions	**30,377**	**28,577**	**27,204**	**6%**	**5 %**
Corporate and Other[1]	(2,869)	(2,384)	(2,433)	n.a.	n.a.
Total	**27,508**	**26,193**	**24,771**	**5%**	**6 %**

(1) Includes interdivisional eliminations

In 2011, orders grew at a higher rate than revenues leading to an increase in group order backlog by 5 percent (9 percent in local currencies) compared to 2010. The increase in order backlog in the Power Systems division is largely based on large orders for grid upgrades and the integration of renewable energy sources. The order backlog in the Power Products division grew slightly in 2011 after a decline in 2010. Despite slowing growth in global industrial demand in the second half of 2011, order backlog in the Discrete Automation and Motion division, only partly driven by the Baldor acquisition, and in the Low Voltage Products division continued to grow in 2011. The Process Automation division benefited from large orders in the oil & gas related marine sectors, which increased order backlog.

In 2010, order backlog increased 6 percent (4 percent in local currencies) compared to 2009, following the growth in orders received. Growth of order backlog in the Power Systems division continued to be driven by large orders which typically have longer execution times. Order backlog also increased in the Discrete Automation and Motion and Low Voltage Products divisions as orders received grew faster than revenues reflecting market recovery in the industrial sector. Order backlog in the Process Automation division was flat and in the Power Products division backlog declined, primarily due to weak orders in the transmission sector.

Revenues

($ in millions)	2011	2010	2009	% Change 2011	% Change 2010
Power Products	10,869	10,199	11,239	7%	(9)%
Power Systems	8,101	6,786	6,549	19%	4 %
Discrete Automation and Motion	8,806	5,617	5,405	57%	4 %
Low Voltage Products	5,304	4,554	4,071	16%	12 %
Process Automation	8,300	7,432	7,839	12%	(5)%
Operating divisions	**41,380**	**34,588**	**35,103**	**20%**	**(1)%**
Corporate and Other[(1)]	(3,390)	(2,999)	(3,308)	n.a.	n.a.
Total	**37,990**	**31,589**	**31,795**	**20%**	**(1)%**

(1) Includes interdivisional eliminations

Revenues in 2011 increased 20 percent (15 percent in local currencies) on the back of strong orders recorded in the previous year as well as on improving revenues from early-cycle business in the first half of the year. Excluding the Baldor acquisition, revenues increased 14 percent (9 percent in local currencies).

Revenues in the Power Products division increased 7 percent (2 percent in local currencies) following two years of revenue declines, mainly on growth in medium-voltage products but also on higher revenues in transformers and high-voltage products. In the Power Systems division, revenues increased 19 percent (14 percent in local currencies) on the successful execution of large orders placed in the previous year in the grid systems and power generation businesses. Revenues rose 57 percent (51 percent in local currencies) in the Discrete Automation and Motion division and 22 percent (16 percent in local currencies) excluding the Baldor acquisition. The Robotics business confirmed the turnaround seen in 2010 and grew at a double-digit pace in 2011. Revenues growth softened in the second half of the year in Low Voltage Products resulting in 16 percent higher revenues in 2011 (11 percent in local currencies) compared to the previous year. Revenues in the Process Automation division, which is later in the economic cycle, were 12 percent (6 percent in local currencies) higher, supported by solid orders received in minerals, pulp and paper, turbo chargers and oil & gas businesses.

Revenues in 2010 declined 1 percent (2 percent in local currencies) due primarily to the impact of lower orders received in the prior year. The short-cycle business improvement in the second half of the year and the good large order execution in 2010 could not compensate for the impact of weak revenues generated at the beginning of the year.

Revenues in the Power Products division decreased 9 percent (11 percent in local currencies) due to lower opening backlog and continued weak orders in high-voltage and transformers products. The Power Systems division's revenues increased 4 percent (2 percent in local currencies) on order execution especially in substations and power generation projects. Revenues in the Discrete Automation and Motion division increased 4 percent (3 percent in local currencies) driven by a turnaround in the Robotics business, as well as growth in industrial and commercial sectors in many countries around the world. Revenues rose 12 percent (13 percent in local currencies) in the Low Voltage Products division reflecting a strong recovery of our short-cycle business. In the Process Automation division, revenues decreased 5 percent (6 percent in local currencies) mainly due to a decline of orders in the metal and marine businesses and in our performance-based outsourced maintenance contracts business.

We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

($ in millions)	2011	2010	2009	% Change 2011	% Change 2010
Europe	14,657	12,378	13,093	18%	(5)%
The Americas	9,043	6,213	6,049	46%	3 %
Asia	10,136	8,872	8,684	14%	2 %
Middle East and Africa	4,154	4,126	3,969	1%	4 %
Total	**37,990**	**31,589**	**31,795**	**20%**	**(1)%**

In 2011, revenues in Europe grew 18 percent (11 percent in local currencies) on the execution of large Power Systems orders, as well as on demand for automation products across the region. Revenues from the Americas increased 46 percent (43 percent in local currencies and 14 percent excluding the Baldor acquisition). In the U.S., industrial demand grew significantly and the transmission and distribution markets recovered from a low level, while Brazil revenues grew on the execution of large orders. Revenues from Asia increased 14 percent (9 percent in local currencies) on growth from the industrial automation sector in China and India. Revenues in MEA increased 1 percent, however declined 2 percent in local currencies. Weaker large orders in the previous year lead to a decline in revenues in the utilities and oil & gas sector, which offset higher revenues from the other industrial automation sectors.

In 2010, revenues in Europe decreased 5 percent (4 percent in local currencies) driven mainly by weak revenue generation from the utilities sector in Germany and Spain as well as from the industrial sector in Finland, Denmark and Norway. Revenues in other major countries in the region were slightly lower or nearly flat compared to 2009 except in Italy and Netherlands where revenues increased in all divisions. Revenues from the Americas increased 3 percent (decreased 1 percent in local currencies) as a result of higher invoicing from the execution of large orders in Brazil which more than offset lower revenues in the U.S. transmission and distribution market. Revenues from Asia increased 2 percent (decreased 2 percent in local currencies) as revenues increased in China, triggered by growth in the industrial sector and decreased in India (in local currencies) on account of weak orders in both utilities and industrial sectors. Revenues in MEA increased 4 percent (4 percent in local currencies) driven by the execution of large orders in system businesses in Kuwait, Iraq, Saudi Arabia and Algeria which were partly offset by lower revenues in Congo and Qatar.

Cost of sales

Cost of sales consists primarily of labor, raw materials and components but also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

In 2011, cost of sales increased 20 percent (16 percent in local currencies) to $26,556 million. The increase in the cost of sales reflects the growth in revenues from organic businesses and new acquisitions. Cost of sales was negatively affected by higher prices in certain commodities and an unfavorable change in business mix. The increase in the cost of sales in 2011 was partly offset by savings realized from the cost saving initiatives, mainly in the areas of supply management and operational excellence. As a percentage of revenues, cost of sales remained stable at 69.9 percent, as the cost saving initiatives helped to offset continued pricing pressure on revenues.

In 2010, cost of sales decreased 2 percent (3 percent in local currencies) to $22,060 million in line with the decline in revenues volume. Cost of sales, as a percentage of revenues, decreased to

69.8 percent from 70.7 percent in 2009. The reduction in cost of sales reflected measures mainly taken in the areas of supply management, global footprint and operational excellence as part of the cost take-out program. Restructuring programs implemented in many countries also helped to reduce costs as our operations benefited from higher production utilization. Savings from these programs were however partly offset by cost overruns in our cables business in our Power Systems division (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Systems"). Improvement in the cost of sales as a percentage of revenues in 2010 was also limited by the continued impact of price erosion.

Selling, general and administrative expenses

The components of selling, general and administrative expenses were as follows:

($ in millions)	2011	2010	2009
Selling expenses	(3,533)	(2,947)	(2,868)
Selling expenses as a percentage of orders received	*8.8%*	*9.0%*	*9.3%*
General and administrative expenses	(1,840)	(1,668)	(1,623)
General and administrative expenses as a percentage of revenues	*4.8%*	*5.3%*	*5.1%*
Total selling, general and administrative expenses	**(5,373)**	**(4,615)**	**(4,491)**
Total selling, general and administrative expenses as a percentage of revenues	*14.1%*	*14.6%*	*14.1%*
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	*13.7%*	*14.4%*	*14.3%*

In 2011, selling expenses increased 20 percent (14 percent in local currencies). Excluding the expenses from Baldor, selling expenses were 14 percent (8 percent in local currencies) higher as compared to 2010. Increase in selling expenses in 2011 continued to be driven by a larger sales force employed by all divisions to strengthen their market presence particularly in the emerging countries. Selling expenses further increased following the growth in orders as certain elements of such expenses, in particular expenses related to order pursuing activities and sales commissions, are variable expenses.

In 2010, selling expenses increased 3 percent (2 percent in local currencies) due to (i) expenses from newly acquired companies, (ii) more sales resources employed, especially in emerging markets to support order growth and (iii) an increase in variable selling expenses, such as commissions and the costs associated with pursuing orders. Due to the higher orders volume, selling expenses as a percentage of orders received decreased to 9.0 percent from 9.3 percent in 2009.

In 2011, general and administrative expenses increased 10 percent (6 percent in local currencies). Excluding expenses from Baldor, general and administrative expenses increased 5 percent (1 percent in local currencies). The increase in general and administrative expenses in 2011 was driven primarily by initiatives to strengthen functional support areas especially in the emerging markets such as China, India and the Middle East countries. As a percentage of revenues, general and administrative expenses decreased to 4.8 percent from 5.3 percent in 2010 reflecting a strong increase in revenues on relatively stable expenses achieved through higher efficiency derived from continuous process improvement and improved cost management.

In 2010, general and administrative expenses increased 3 percent (2 percent in local currencies) compared to 2009. Excluding expenses from newly acquired companies, general and administrative expenses were flat (decreased 1 percent in local currencies).

While selling, general and administrative expenses increased, the expenses as a percentage of average orders and revenues decreased 0.7 percentage points to 13.7 percent in 2011.

Non-order related research and development expenses

In 2011, non-order related research and development expenses increased 27 percent (18 percent in local currencies), as we accelerated efforts to keep ahead with technology advancements in order to maintain industry leadership. The increase was also due to incremental costs of the newly-acquired companies. In 2010, compared to 2009, non-order related research and development expenses increased 4 percent (4 percent in local currencies) to $1,082 million in line with our commitment to maintain a high level of research and development activity.

Non-order related research and development expenses as a percentage of revenues increased to 3.6 percent in 2011 after increasing to 3.4 percent in 2010 from 3.3 percent in 2009.

Other income (expense), net

($ in millions)	2011	2010	2009
Restructuring expenses[(1)]	(26)	(54)	(111)
Capital gains, net	40	51	14
Asset write-downs	(29)	(57)	(50)
Income from equity-accounted companies and other income (expense)	(8)	46	476
Total	**(23)**	**(14)**	**329**

(1) Excluding asset write-downs

"Other income (expense), net", typically consists of restructuring expenses, net capital gains (which include gains or losses from the sale of businesses and gains or losses from the sale or disposal of property, plant and equipment), asset write-downs, as well as our share of income or loss from equity-accounted companies and license income.

Restructuring and related expenses are recorded in various lines within the Consolidated Income Statements, depending on the nature of the charges. In 2011, restructuring expenses reported in "Other income (expense), net" amounted to $26 million. The expenses were primarily related to Low Voltage Products restructuring initiatives in Germany, France and the U.S., a Power Products restructuring project in Spain and Discrete Automation and Motion restructuring initiatives in the U.S. In 2010, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects across all our divisions, principally in the Process Automation, Discrete Automation and Motion, as well as the Power Products divisions. In 2009, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects in all of our divisions but mainly in the Discrete Automation and Motion and Process Automation divisions.

In 2011, "Capital gains, net" amounted to $40 million and included a $45 million net gain from the sales of land and buildings mainly in Venezuela, Nigeria, Sweden, Brazil and Switzerland. "Capital gains, net", in 2010, consisted mainly of $35 million in gains on the sale of land and buildings, mainly in Sweden, Norway and Austria, as well as a $13 million gain on the sale of an equity-accounted company in Colombia. In 2009, "Capital gains, net" consisted primarily of gains from the sale of real estate, mainly in Norway, France, Switzerland and the Netherlands.

In 2011, "Asset write-downs" amounted to $29 million, reflecting a total of $20 million write-downs and impairment of tangible and intangible assets related mainly to restructuring projects in various countries, and a $9 million impairment on the investment in the shares of a listed company. "Asset write-downs" in 2010, included $23 million for the impairment, prior to sale, of two equity-accounted companies in the Ivory Coast, and other impairments and write-downs of tangible and intangible assets primarily related to Russia, Thailand, Czech Republic and the United States. "Asset write-downs" in

2009 included a $10 million impairment of certain fixed assets in the United States and other impairments and write-downs of tangible and intangible assets primarily relating to ongoing restructuring programs in various countries.

"Income from equity-accounted companies and other income (expense)" in 2011 amounted to a net loss of $8 million mainly due to charges related to the deconsolidation of a Russian subsidiary, partly offset by income from equity-accounted companies and income from license fees. In 2010, "Income from equity-accounted companies and other income (expense)" primarily consisted of a $22 million release of provisions and income of $13 million from a break-fee related to the withdrawn bid to acquire Chloride Group PLC. In 2009, "Income from equity-accounted companies and other income (expense)" primarily consisted of the partial release of provisions related to the investigations in the power transformers business after the European Commission imposed a fine of 33.75 million euro (equivalent to $49 million on date of payment) in October 2009. Additionally, license income of approximately $5 million, mainly from Switzerland and Germany, was included in this line item.

Earnings before interest and taxes

				% Change	
($ in millions)	**2011**	**2010**	**2009**	**2011**	**2010**
Power Products	1,476	1,636	1,959	(10)%	(16)%
Power Systems	548	114	394	381%	(71)%
Discrete Automation and Motion	1,294	911	574	42%	59 %
Low Voltage Products	904	788	518	15%	52 %
Process Automation	963	759	626	27%	21 %
Operating divisions	**5,185**	**4,208**	**4,071**	**23%**	**3 %**
Corporate and Other	(450)	(402)	50	(12)%	n.a.
Intersegment elimination	(68)	12	5		
Total	**4,667**	**3,818**	**4,126**	**22%**	**(7)%**

In 2011, EBIT increased 22 percent (14 percent in local currencies) while in 2010, EBIT decreased 7 percent (8 percent in local currencies) as a result of the factors discussed above.

EBIT margins were as follows:

(in %)	**2011**	**2010**	**2009**
Power Products	13.6	16.0	17.4
Power Systems	6.8	1.7	6.0
Discrete Automation and Motion	14.7	16.2	10.6
Low Voltage Products	17.0	17.3	12.7
Process Automation	11.6	10.2	8.0
Operating divisions	**12.5**	**12.2**	**11.6**
Total	**12.3**	**12.1**	**13.0**

In 2011, EBIT margin increased 0.2 percentage points to 12.3 percent. The increase in EBIT and EBIT margin reflects the contribution from higher volumes including the $1,950 million of revenues from Baldor. Costs savings generated in 2011 further improved the EBIT and EBIT margin as the amount of those savings more than offset the impact from price pressure that continued particularly in the power sector. Profitability was affected by an unfavorable business mix, higher amortization from the intangibles from the Baldor acquisition and continued investments in sales and research and development offset by the non-recurrence of project-related charges in 2010 in the Power Systems division.

In 2010, EBIT margin in the operating divisions increased, driven by a strong recovery in the short-cycle business, particularly in our automation divisions. Price pressures continued in 2010; however the impact on earnings was more than offset by savings generated from the cost take-out program. EBIT margin in 2010 was lower in the Power Products division compared to 2009, mainly due to lower revenues (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Products"), while in the Power Systems division EBIT margin declined as a result of losses in the cables business (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Systems").

For further detail of Operational EBITDA and Operational EBITDA margin see "—Divisional analysis" below and see "Note 22 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of Operational EBITDA to EBIT.

Net interest and other finance expense

Net interest and other finance expense consists of "Interest and dividend income" offset by "Interest and other finance expense".

"Interest and other finance expense" includes interest expense on our debt, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility and exchange losses on financial items, offset by gains on marketable securities and exchange gains on financial items.

($ in millions)	2011	2010	2009
Interest and dividend income	90	95	121
Interest and other finance expense	(207)	(173)	(127)
Net interest and other finance expense	**(117)**	**(78)**	**(6)**

In 2011, "Interest and dividend income" declined compared to 2010, primarily due to the lower average aggregate level of "Cash and equivalents" and "Marketable securities and short-term investments" in 2011 compared to 2010, as the funds were used to finance the acquisition of businesses such as Baldor (a cash outflow of $4,276 million in January 2011—see "Note 3 Acquisitions, increases in controlling interests and divestments" to our Consolidated Financial Statements).

"Interest and dividend income" decreased in 2010 compared to 2009. This decrease was primarily due to the lower level of interest rates during 2010 as a whole, compared to 2009. During the first six months of 2009, interest rates on EUR-denominated balances, which constituted a significant portion of our total "Cash and equivalents" and "Marketable securities and short-term investments" balances, were higher than during the rest of 2009 and 2010.

In 2011, "Interest and other finance expense" increased compared to 2010, primarily reflecting i) the increase in long-term debt (from $1,139 million at December 31, 2010, to $3,231 million at December 31, 2011) as a result of the bonds issued in 2011—see "Liquidity and Capital Resources" for a further discussion, ii) the increase in EUR-denominated interest rates (our EUR-denominated bonds have been swapped into floating rate obligations—see "Note 12 Debt" to our Consolidated Financial Statements) and iii) movements in foreign exchange rates that have resulted in higher foreign exchange losses on financial items in 2011 than in 2010.

"Interest and other finance expense" increased in 2010 compared to 2009. However, the 2009 figure of $127 million is a net figure that includes the realization of foreign exchange gains on certain government bonds that were recorded in "Accumulated other comprehensive loss" at December 31, 2008. If these gains are excluded from the 2009 figure, "Interest and other finance expense" decreased in 2010 compared to 2009, reflecting the continued low level of interest rates throughout 2010.

Provision for taxes

($ in millions)	2011	2010	2009
Income from continuing operations, before taxes	4,550	3,740	4,120
Provision for taxes	(1,244)	(1,018)	(1,001)
Effective tax rate for the year	27.3%	27.2%	24.3%

The provision for taxes in 2011 represented an effective tax rate of 27.3 percent and included:

- tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken, and
- the net reduction in valuation allowance on deferred taxes of approximately $22 million, as we determined it was more likely than not that such deferred tax assets would be realized.

The provision for taxes in 2010 represented an effective tax rate of 27.2 percent and included:

- a net increase in valuation allowance on deferred taxes by $60 million, as we determined it was no longer more likely than not that such deferred tax assets would be realized. This amount included $44 million related to certain of our operations in Central Europe.

The provision for taxes in 2009 represented an effective tax rate of 24.3 percent and included:

- the net reduction in valuation allowance of approximately $46 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. This net reduction in valuation allowance included a benefit of $60 million related to our operations in Central Europe.
- a benefit of approximately $74 million related to the release of provisions for previously disclosed investigations by European authorities into suspect payments and alleged anti-competitive practices that were recognized as income for financial accounting purposes, but were not taxable.

Income from continuing operations, net of tax

As a result of the factors discussed above, income from continuing operations, net of tax, increased by $584 million to $3,306 million in 2011 compared to 2010, and decreased by $397 million to $2,722 million in 2010 compared to 2009.

Net income attributable to ABB

As a result of the factors discussed above, net income attributable to ABB increased $607 million to $3,168 million in 2011 compared to 2010 and decreased $340 million to $2,561 million in 2010 compared to 2009.

Earnings per share attributable to ABB shareholders

(in $)	2011	2010	2009
Income from continuing operations, net of tax:			
Basic	1.38	1.12	1.26
Diluted	1.38	1.11	1.26
Net income attributable to ABB:			
Basic	1.38	1.12	1.27
Diluted	1.38	1.12	1.27

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to certain conditions under our share-based payment arrangements. See "Note 20 Earnings per share" to our Consolidated Financial Statements.

Divisional analysis

Power Products

The financial results of our Power Products division were as follows:

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009	% Change 2011	% Change 2010
Orders	11,068	9,778	10,940	13%	(11)%
Order backlog at December 31,	8,029	7,930	8,226	1%	(4)%
Revenues	10,869	10,199	11,239	7%	(9)%
Operational EBITDA	1,782	1,861	2,136	(4)%	(13)%
Operational EBITDA Margin %(1)	*16.3%*	*18.2%*	*19.0%*	*n.a.*	*n.a.*
EBIT	1,476	1,636	1,959	(10)%	(16)%

(1) Operational EBITDA Margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009
Operational revenues	**10,901**	**10,202**	**11,229**
FX/commodity timing differences on Revenues(1)	(32)	(3)	10
Revenues (as per Financial Statements)	**10,869**	**10,199**	**11,239**
Operational EBITDA	**1,782**	**1,861**	**2,136**
FX/commodity timing differences on EBIT(1)	(36)	(4)	85
Restructuring-related costs	(70)	(44)	(77)
Reversal of depreciation and amortization	(200)	(177)	(185)
EBIT (as per Financial Statements)	**1,476**	**1,636**	**1,959**
Operational EBITDA Margin %	***16.3%***	***18.2%***	***19.0%***

(1) For further details of FX/commodity timing differences, see "Note 22 Operating segment and geographic data".

Orders

In 2011, orders were up 13 percent (8 percent in local currencies) driven by investments in the power distribution and industry sectors. Both large and base orders grew during the year.

In 2010, orders were down 11 percent (13 percent in local currencies) primarily due to lower large orders in the transmission sector, which could not be compensated by an improvement in the distribution and industrial sectors. Order intake was further impacted by lower price levels due to weaker market conditions and increased competition.

The geographic distribution of orders for our Power Products division was as follows:

(in %)	2011	2010	2009
Europe	32	35	34
The Americas	26	26	23
Asia	33	29	33
Middle East and Africa	9	10	10
Total	**100**	**100**	**100**

In 2011, the contribution of orders from the Americas remained at the same level, but volumes were higher than in 2010, mainly driven by demand for distribution and transmission-related products. Europe's share declined due to slowdown in investments as a result of the macroeconomic situation. We saw a growth in Asia's contribution with significant large order wins in China as well as higher base orders. The share of MEA remained around the same level as in 2010.

In 2010, the share of orders from Europe and the Americas improved despite declining order intake due to lower volumes in emerging markets. We saw a significant slowdown in China, resulting from local buying preference, and also in India. MEA remained flat as a percentage of total orders but declined in volume terms due to less large orders.

Order backlog

In 2011, order backlog increased 1 percent (4 percent in local currencies) after decreasing 4 percent (5 percent in local currencies) in 2010 compared to 2009. The increase in order backlog in 2011 reflects the higher order intake from the power distribution and industry sectors as well as some significant large orders in the transmission sector.

Revenues

In 2011, revenues grew 7 percent (2 percent in local currencies) due to higher volumes in the short- and mid-cycle business such as medium-voltage equipment and distribution transformers. Revenues from late-cycle businesses such as large power transformers were flat partly as a result of the lower transmission-related order backlog. Service revenues saw a double-digit growth.

In 2010, revenues decreased 9 percent (11 percent in local currencies) due to the slower conversion cycle of large projects in the order backlog. However, the short- and mid-cycle businesses (for example, medium-voltage equipment and distribution transformers), increased their contribution as a result of the revival in the distribution and industrial sectors.

The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2011	2010	2009
Europe	34	34	35
The Americas	27	26	25
Asia	30	31	31
Middle East and Africa	9	9	9
Total	**100**	**100**	**100**

In 2011, the regions maintained their share of total revenues. The Americas showed a small increase due to growth in the U.S. Asia's share was slightly lower due to a lower transmission-related backlog.

In 2010, the geographic distribution of revenues followed similar trends as orders but revenues were down in all the regions. Europe's share declined marginally due to slower order backlog conversion of large projects and the Americas' share improved due to increased book and bill revenues from the distribution-related businesses. In Asia and MEA the share of revenues remained at similar levels as the previous year.

Operational EBITDA

In 2011, Operational EBITDA and Operational EBITDA margin were lower primarily due to the execution of lower margin orders from the backlog, reflecting the continued pricing pressure in an extremely competitive market across all businesses. However, cost savings partly mitigated this price impact.

Lower Operational EBITDA and Operational EBITDA margin in 2010 were mainly the result of lower cost absorption on the basis of lower revenues as well as the impact of price declines in certain emerging markets.

Fiscal year 2012 outlook

Market uncertainty persists as a result of continued macroeconomic challenges. Debt burden in mature economies combined with inflation and interest rate challenges in large emerging markets is affecting industrial investment and utility spending in the power sector. This uncertainty is likely to continue in the short term and we expect to see focused investments in specific sectors until overall economic stability returns. While demand in the power distribution and industry sectors continues to be stable, transmission sector recovery depends on an overall improvement in economic conditions and utilities becoming more proactive on capital investment.

The medium- and long-term growth drivers for the business remain intact. These include the buildup of capacity in emerging markets, increasing focus on renewables, energy efficiency, development of smarter, more reliable and flexible grids, as well as economic stimulus packages targeted at strengthening power infrastructure.

Power Systems

The financial results of our Power Systems division were as follows:

				% Change	
($ in millions, except Operational EBITDA Margin %)	**2011**	**2010**	**2009**	**2011**	**2010**
Orders	9,278	7,896	7,830	18%	1 %
Order backlog at December 31,	11,570	10,929	9,675	6%	13 %
Revenues	8,101	6,786	6,549	19%	4 %
Operational EBITDA	743	304	532	144%	(43)%
Operational EBITDA Margin %[1]	*9.1%*	*4.5%*	*8.2%*	*n.a.*	*n.a.*
EBIT	548	114	394	381%	(71)%

(1) Operational EBITDA Margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009
Operational revenues	**8,128**	**6,783**	**6,508**
FX/commodity timing differences on Revenues[(1)]	(27)	3	41
Revenues (as per Financial Statements)	**8,101**	**6,786**	**6,549**
Operational EBITDA	**743**	**304**	**532**
FX/commodity timing differences on EBIT[(1)]	3	(58)	(2)
Restructuring-related costs	(54)	(48)	(90)
Reversal of depreciation and amortization	(144)	(84)	(46)
EBIT (as per Financial Statements)	**548**	**114**	**394**
Operational EBITDA Margin %	***9.1%***	***4.5%***	***8.2%***

(1) For further details of FX/commodity timing differences, see "Note 22 Operating segment and geographic data".

Orders

Order intake in 2011 increased 18 percent (12 percent in local currencies) with growth in both large and base order business. Customers in emerging countries continued to invest in infrastructure development and new capacity, while mature markets focused on grid upgrades and the integration of renewable energy sources. Demand for power solutions to support industrial growth and distribution networks also contributed to the growth. Large orders secured in 2011 included a HVDC Light® transmission link to connect offshore North Sea wind farms to the German mainland grid with a value of approximately $1 billion, and another HVDC Light® power transmission link between Norway and Denmark, with a value of approximately $180 million. Large orders in 2011 also included an Ultra High Voltage Direct Current (UHVDC) transmission order from India to supply hydropower across 1,700 kilometers, with a value of around $900 million.

Continuous price pressure in some of our key geographical markets negatively impacted orders in 2011 as in 2010. Orders in 2011 included a $47 million contribution from Mincom, an Australia-based software company specializing in solutions for mining and other asset-intensive industries, that was acquired in the third quarter of 2011.

Order intake in 2010 increased 1 percent (decreased 1 percent in local currencies). Strong growth in base orders, seen in industrial and distribution markets, more than compensated for a decrease in large orders resulting from the timing of large scale transmission infrastructure investments. The demand drivers for power systems business were favorable, led by the focus on renewable energy, interconnections and grid reliability. Large orders secured in 2010 included HVDC Light® transmission links connecting three North Sea wind farms to the German power grid, with a value of approximately $700 million, and another between the Nordic and Baltic regions, with a value of approximately $580 million. Orders in 2010 included $97 million from Ventyx, a software provider and key player in the field of energy management that was acquired in the second quarter of 2010.

The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2011	2010	2009
Europe	40	47	33
The Americas	17	14	22
Asia	27	15	16
Middle East and Africa	16	24	29
Total	**100**	**100**	**100**

In 2011, Europe remained the largest region in terms of order intake. As in 2010, the strong political commitment in Europe to increase the share of renewables in the energy mix contributed to order growth. We saw a substantial growth in orders from Asia in 2011, mainly on the timing of large order awards from India. The share of orders from the Americas increased in 2011, driven by the United States, Canada and Brazil. The 2011 order share from the MEA region decreased in 2011, due to the timing of large order awards, combined with increased competitiveness and pricing pressure.

In 2010, MEA was our second largest region in terms of orders, following Europe, despite a lower order intake than in 2009. The order share from the Americas decreased as a drop in large orders offset a growth in base orders. Lower orders from Asia mainly reflected an order decline in India from a high level the year before, relating to the timing of large order awards.

Order backlog

Order backlog at December 31, 2011, reached a record level of $11,570 million, corresponding to an increase of 6 percent (11 percent in local currencies). Whereas the share of large orders in our order backlog remained fairly consistent, we have an increased proportion of large projects with more than 2 years execution time in the mix.

Order backlog at December 31, 2010, increased 13 percent (12 percent in local currencies), resulting mainly from a further increase in the share of large orders as a proportion of total orders. Large projects stay longer in the order backlog than base orders, as the project execution time is considerably longer.

Revenues

Revenues in 2011 increased 19 percent (14 percent in local currencies). Among our businesses, the revenue growth was led by Grid Systems, reflecting the strong order backlog at the beginning of the year. Revenue growth in Power Generation resulted from a strong order backlog and a higher book and bill ratio in 2011 than in 2010 (orders that can be converted to revenues within the same calendar year). A revenue increase in Network Management was helped by the software businesses acquired in 2011 and 2010. Revenues in 2011 included $47 million from Mincom since the date of acquisition.

In 2010, revenues increased 4 percent (2 percent in local currencies). The revenue growth was led by Power Generation, reflecting a strong order backlog at the beginning of the year and higher base orders in 2010 than in 2009. Revenues in 2010 included $97 million from Ventyx since the date of acquisition.

The geographic distribution of revenues for the Power Systems division was as follows:

(in %)	2011	2010	2009
Europe	40	34	39
The Americas	20	21	15
Asia	18	17	18
Middle East and Africa	22	28	28
Total	**100**	**100**	**100**

In 2011, the share of revenues from Europe, the largest region for the division, increased further. Revenues from MEA, the second largest region, were lower, reflecting scheduled project execution. Revenues grew in the Americas, mainly driven by Brazil, while the revenue growth from Asia was led by Australia and India.

Europe was the largest region in terms of revenues in 2010, even though revenues from the region were lower than in 2009. The share of revenues from the MEA region remained largely unchanged, while revenues from the Americas increased, led by growth in Brazil. Revenues were flat in Asia, as an increase in India helped offset lower revenues from other parts of the region.

Operational EBITDA

In 2011, Operational EBITDA increased 144 percent (132 percent in local currencies). The higher Operational EBITDA and Operational EBITDA margin in 2011 was mainly the result of higher revenues, the non-recurrence of project-related charges in the cables business, as well as successful claims management. Sales expenses, as well as general and administrative expenses increased mainly following the acquisition of Ventyx and Mincom. The increase in sales expenses also reflected higher bad debt provisions than in 2010. Higher research and development spending, as well as the impact from lower prices on past orders now flowing through to revenues, were largely offset by cost savings.

The decrease in Operational EBITDA and Operational EBITDA margin in 2010 was primarily attributable to cost overruns exceeding $200 million in a small number of subsea cable projects. The cost overruns mainly related to cable laying and trenching activities. Lower prices on past orders negatively impacted the gross margin and the Operational EBITDA margin. Operational EBITDA was also impacted by increased sales expenses, as well as increased spending for research and development. These negative Operational EBITDA impacts were partly offset by savings from the cost take-out program and the release of provisions related to the business in Russia and settlements with the U.S. Securities and Exchange Commission and Department of Justice.

Fiscal year 2012 outlook

The Power Systems market continues to be dynamic with a degree of uncertainty resulting from the macroeconomic challenges such as the debt burden in many mature economies as well as inflation and interest rate challenges in large emerging markets. However, the fundamental market drivers for the Power Systems division remain intact. This includes power infrastructure investments in new capacities in emerging markets, and aging infrastructure upgrades in mature markets as well as the increasing global focus on renewables, energy efficiency, and the development of more reliable, flexible and smarter grids.

Discrete Automation and Motion

The financial results of our Discrete Automation and Motion division were as follows:

				% Change	
($ in millions, except Operational EBITDA Margin %)	**2011**	**2010**	**2009**	**2011**	**2010**
Orders	9,566	5,862	4,702	63%	25%
Order backlog at December 31,	4,120	3,350	3,046	23%	10%
Revenues	8,806	5,617	5,405	57%	4%
Operational EBITDA	1,664	1,026	773	62%	33%
Operational EBITDA Margin %[(1)]	*18.9%*	*18.3%*	*14.4%*	*n.a.*	*n.a.*
EBIT	1,294	911	574	42%	59%

(1) Operational EBITDA Margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009
Operational revenues	**8,817**	**5,613**	**5,374**
FX/commodity timing differences on Revenues[1]	(11)	4	31
Revenues (as per Financial Statements)	**8,806**	**5,617**	**5,405**
Operational EBITDA	**1,664**	**1,026**	**773**
FX/commodity timing differences on EBIT[1]	(19)	(2)	29
Restructuring-related costs	(10)	(35)	(154)
Acquisition-related expenses and certain non-recurring items	(90)	—	—
Reversal of depreciation and amortization	(251)	(78)	(74)
EBIT (as per Financial Statements)	**1,294**	**911**	**574**
Operational EBITDA Margin %	***18.9%***	***18.3%***	***14.4%***

(1) For further details of FX/commodity timing differences, see "Note 22 Operating segment and geographic data".

Orders

In 2011, orders increased 63 percent (57 percent in local currencies) reflecting both increased demand for energy-efficient automation solutions, as well as the contribution from the U.S.-based industrial motor manufacturer Baldor, acquired in January 2011 (approximately half of the division's order growth related to the Baldor acquisition). Highest order growth was achieved in Motors and Generators due to the Baldor integration while Robotics orders increased due to improving demand in automotive and general industry sectors.

Orders grew strongly in 2010, due to increased market demand compared to the low level of 2009. Orders in low-voltage (LV) drives and LV motors increased in 2010, as a result of increased demand in process industries segment and investments in renewable energy sectors such as wind and solar. The automotive industry recovered from the low level of 2009, and increased investments made by car manufacturers, as well as general industry customers, led to strong order growth for our Robotics business.

The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2011	2010	2009
Europe	37	46	49
The Americas	32	16	13
Asia	28	34	33
Middle East and Africa	3	4	5
Total	**100**	**100**	**100**

All regions increased orders in 2011, with the highest growth in the Americas due to the Baldor acquisition. With Baldor's substantial presence in the U.S., the Americas' share of the total division's orders doubled in 2011, compared to 2010, and therefore all other regions' shares declined. The division has now a more balanced global presence with three equally strong regions—Europe, the Americas and Asia.

Orders grew in most of the regions in 2010, with the most significant increases being in Asia and the Americas. A strong recovery in the automotive and process industry markets in the United States contributed to the high increase in the Americas. Orders in China grew 44 percent, mainly driven by the Robotics and LV drives businesses. In Europe orders increased 18 percent due to improved market demand but Europe's share of total orders decreased as other regions grew more.

Order backlog

Order backlog in 2011 increased as orders were higher than revenues during the year. The highest increase came from Robotics, due to the high level of orders which will be delivered in 2012 or later.

Order backlog in 2010 increased 10 percent as orders were higher than revenues for most businesses, especially in the LV drives, Robotics and LV motors businesses. Order backlog in the large motors and generators business decreased as large orders were delivered during the year.

Revenues

Revenues in 2011 increased at a similar pace to orders, on the solid execution of the strong order backlog and due to the Baldor acquisition (which accounted for approximately 60 percent of the division's revenue growth). Highest growth was achieved in motors and generators, due to the acquisition of Baldor, and Robotics as a result of the strong order growth.

Revenues in 2010 increased 4 percent as a result of the high order growth for products such as LV drives, Robotics and LV motors. Longer-cycle businesses such as power electronics and large motors and generators reported lower revenues due to a weak backlog at the beginning of the year.

The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2011	2010	2009
Europe	38	48	54
The Americas	32	14	14
Asia	27	34	29
Middle East and Africa	3	4	3
Total	**100**	**100**	**100**

The geographic distribution of revenues changed substantially in 2011 with the integration of Baldor causing the share of the Americas to more than double compared to 2010. All regions increased revenues on higher orders as demand increased in most markets.

A favorable market development and a focused build-up of local activities have contributed to the increased share from Asia. Europe's share declined in 2010, due to low order backlog at the beginning of the year, caused by the weak order intake in 2009.

Operational EBITDA

In 2011, Operational EBITDA increased 62 percent (54 percent in local currencies) while Operational EBITDA margin of 18.9 percent increased compared to 18.3 percent in 2010. The increase is based on a combination of higher revenues and the positive contribution from Baldor (approximately 23 percent of the division's Operational EBITDA). All businesses, except power electronics and medium-voltage drives improved, with the largest increase in Robotics due to the continued turnaround from the low level of 2009. Motors and generators benefited from the Baldor integration, while higher revenues in LV drives further increased Operational EBITDA.

In 2010, Operational EBITDA improved substantially as a result of cost savings and a turnaround in the Robotics business. The Robotics business returned to profitability in 2010, on the basis of higher revenues, supported by executed restructuring initiatives and cost saving measures.

Fiscal year 2012 outlook

Due to the financial turbulence in the eurozone there is increasing uncertainty about global market development in 2012. We expect most markets will have lower growth rates in 2012 compared to 2011 and some countries might even fall into a recession. Despite this we expect continued growth in orders and revenues, especially in emerging markets such as Asia and South America. Furthermore, the need for improved energy efficiency and productivity in a wide range of industries will support the demand for automation solutions and energy-efficient products provided by the Discrete Automation and Motion division.

Low Voltage Products

The financial results of our Low Voltage Products division were as follows:

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009	% Change 2011	% Change 2010
Orders	5,364	4,686	4,079	14%	15%
Order backlog at December 31,	887	838	734	6%	14%
Revenues	5,304	4,554	4,071	16%	12%
Operational EBITDA	1,059	926	679	14%	36%
Operational EBITDA Margin %[1]	*19.9%*	*20.3%*	*16.7%*	*n.a.*	*n.a.*
EBIT	904	788	518	15%	52%

(1) Operational EBITDA Margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009
Operational revenues	**5,315**	**4,554**	**4,059**
FX/commodity timing differences on Revenues[1]	(11)	—	12
Revenues (as per Financial Statements)	**5,304**	**4,554**	**4,071**
Operational EBITDA	**1,059**	**926**	**679**
FX/commodity timing differences on EBIT[1]	(19)	3	6
Restructuring-related costs	(20)	(36)	(67)
Reversal of depreciation and amortization	(116)	(105)	(100)
EBIT (as per Financial Statements)	**904**	**788**	**518**
Operational EBITDA Margin %	***19.9%***	***20.3%***	***16.7%***

(1) For further details of FX/commodity timing differences, see "Note 22 Operating segment and geographic data".

Orders

Orders increased 14 percent (9 percent in local currencies) in 2011 and increased 15 percent (15 percent in local currencies) in 2010.

The order growth in 2011 was driven by demand from both the industrial and construction markets. Order growth was recorded across most product businesses, with a strong recovery in the systems business as market conditions improved. The renewables sector (mainly solar and wind) weakened as governmental subsidies expired in several countries reducing the demand for such investments.

In 2010, orders grew on higher demand from industrial customers, the solar energy market and construction-related sectors. Strong order growth was recorded across all product businesses, whereas the system business was affected by weaker market conditions in the beginning of 2010 which gradually recovered during the second half of 2010.

The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2011	2010	2009
Europe	55	56	60
The Americas	9	9	8
Asia	28	26	23
Middle East and Africa	8	9	9
Total	**100**	**100**	**100**

In 2011, orders continued to grow across all regions in absolute terms. The share of orders from Asia continued to grow, driven by product demand in China and strong growth in the systems business in South Asia. The Americas' share of orders remained fairly stable, with growth in South America, and despite difficult market conditions in the United States. Although its share of orders decreased, Europe remains the largest region in absolute terms.

In 2010, orders grew across all regions as market conditions improved. The share of orders from Europe, the largest region, continued to decrease as the share from Asia increased, led by strong growth in China. Orders from the Americas increased as South America continued to grow strongly, particularly from the key market of Brazil. The share of orders from MEA remained stable, although orders grew in absolute terms.

Order backlog

In 2011, order backlog, compared to 2010, increased by 6 percent (9 percent in local currencies). The higher backlog was mainly driven by a strong market recovery in the systems business.

Order backlog in 2010 increased 14 percent (14 percent in local currencies) as orders were higher than revenues across all businesses, especially in the LV systems business which typically has longer delivery schedules than the product business.

Revenues

In 2011, revenues increased 16 percent (11 percent in local currencies) due to the fast conversion cycle of the high orders received in the product business and due to the conversion of the stronger opening backlog in the LV systems business.

Revenues in 2010 increased 12 percent (13 percent in local currencies), as the strong order growth and the short execution cycle in the product business was converted to revenues. Revenues grew across all product businesses, whereas revenues in the LV systems business decreased due to a weak opening backlog.

The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2011	2010	2009
Europe	56	57	60
The Americas	9	9	8
Asia	28	26	24
Middle East and Africa	7	8	8
Total	**100**	**100**	**100**

In 2011, the geographic distribution of revenues followed a similar trend to orders. The share of revenues from Asia continued to increase as a result of our global footprint shift to sourcing and producing locally in the emerging markets, thereby maintaining our competitiveness and ensuring shorter delivery times. Revenues in all regions grew compared to the previous year. Europe remained the largest region, despite economic downturn in several European countries.

In 2010, all regions recorded growth in revenues compared to the previous year, as the demand from the construction market started to recover from low levels. Despite positive growth, the share of revenues from Europe continued to decrease as growth rates were higher in Asia and the Americas. The increased share of revenues from Asia was the result of order growth and the build-up of local resources in sales, service and production in this region.

Operational EBITDA

In 2011, Operational EBITDA increased by 14 percent (8 percent in local currencies). Higher revenues and price increases offset negative impact from commodity price increases, the change in product mix and additional R&D investments. The higher share of systems revenues (which have lower margins) during the year resulted in a declining Operational EBITDA margin.

In 2010, Operational EBITDA increased 36 percent (39 percent in local currencies) as a result of higher revenues, a favorable product mix and the positive effects of cost reduction initiatives including restructuring measures.

Fiscal year 2012 outlook

We have experienced a slowdown of order growth in many markets during the second half of 2011. However, we expect continued growth in Asia and South America in 2012. We believe that key market drivers for the Low Voltage Products division will be renewable energy, energy efficiency applications and data centers.

Process Automation

The financial results of our Process Automation division were as follows:

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009	% Change 2011	% Change 2010
Orders	8,726	7,383	6,684	18%	10 %
Order backlog at December 31,	5,771	5,530	5,523	4%	— %
Revenues	8,300	7,432	7,839	12%	(5)%
Operational EBITDA	1,028	925	861	11%	7 %
Operational EBITDA Margin %(1)	*12.4%*	*12.5%*	*11.1%*	*n.a.*	*n.a.*
EBIT	963	759	626	27%	21 %

(1) Operational EBITDA Margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions, except Operational EBITDA Margin %)	2011	2010	2009
Operational revenues	**8,318**	**7,427**	**7,785**
FX/commodity timing differences on Revenues[1]	(18)	5	54
Revenues (as per Financial Statements)	**8,300**	**7,432**	**7,839**
Operational EBITDA	**1,028**	**925**	**861**
FX/commodity timing differences on EBIT[1]	26	(46)	(41)
Restructuring-related costs	(8)	(44)	(114)
Reversal of depreciation and amortization	(83)	(76)	(80)
EBIT (as per Financial Statements)	**963**	**759**	**626**
Operational EBITDA Margin %	***12.4%***	***12.5%***	***11.1%***

(1) For further details of FX/commodity timing differences, see "Note 22 Operating segment and geographic data".

Orders

Orders in 2011 grew 18 percent, led by oil & gas, marine, metals and pulp and paper sectors. Large orders were strong, mainly in marine and oil & gas, where major automation and offshore projects were noted, while base orders also recorded growth. Product orders were also strong, led by measurement products. Life-cycle services grew strongly driven by several small and medium size upgrade projects.

Orders grew in 2010 despite continued uncertainty in the market regarding the strength of the industrial recovery. Base orders grew significantly recording double-digit growth compared to 2009. Order growth was led by marine, minerals and pulp and paper reflecting ongoing investments in the energy- and commodity-based sectors. Orders in oil and gas were down as large orders booked in 2009 were not repeated, while the base order business remained at a similar level. Life-cycle services orders also increased as customers brought existing capacity back online following the business downturn of 2009.

The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2011	2010	2009
Europe	39	39	40
The Americas	23	22	19
Asia	30	29	22
Middle East and Africa	8	10	19
Total	**100**	**100**	**100**

From a regional demand perspective, Asia and the Americas recorded strong growth. In Asia the growth was led by large projects in South Korea in the shipbuilding sector, and investments in the metals industry in China. In the Americas several large projects in oil & gas, minerals and pulp & paper sectors were recorded in South America, while growth in the U.S. was driven by our products and services business. Orders in Europe were also at a high level, driven by oil & gas investment in an offshore gas platform for Statoil in Norway. In MEA, orders were lower as fewer large projects were recorded.

In 2010, order growth was led by the emerging markets in Asia and the Americas. In South America, order growth was led by investments in the minerals sector in Chile and Peru, whereas in

Asia, demand increased from the minerals sector in China and the marine sector in South Korea. Orders also increased in mature markets in Europe and North America.

Order backlog

Order backlog at December 31, 2011, increased 4 percent (8 percent in local currencies) compared to 2010. Order backlog growth was primarily driven by our marine and pulp & paper business. Order backlog at December 31, 2010, remained at the same level as the previous year.

Revenues

Revenues increased driven by our products and services businesses. Life-cycle services recorded strong growth in 2011. Systems revenues were also higher, driven by our oil & gas, pulp & paper and metals and minerals businesses, while revenues in our marine business were lower as a result of lower backlog to execute.

Revenues in 2010 were down significantly in the systems business as a result of a lower backlog, whereas revenues in products and life-cycle services grew. In the systems business, revenues were down in the metals, marine and minerals sectors, whereas the pulp and paper sector recorded an increase, reflecting the ongoing execution of projects from order backlog.

The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2011	2010	2009
Europe	39	39	42
The Americas	22	19	19
Asia	27	27	27
Middle East and Africa	12	15	12
Total	**100**	**100**	**100**

In 2011, revenues increased across all regions, with the exception of MEA. Revenue growth was strongest in the Americas driven by the U.S., Canada and Brazil. Europe remained at a high level, while in Asia high growth in several economies was partly offset by lower revenues in South Korea due to the lower opening order backlog to execute. MEA declined as revenues in Congo and Algeria were lower than in the prior year.

In 2010, revenues were lower in most parts of Europe with the exception of Italy. In the Americas, the United States recorded revenue growth, although the region overall recorded a decline. In Asia, South Korea recorded double-digit growth, while India and China recorded a decrease. MEA recorded growth in revenues primarily reflecting ongoing execution of the El Merk project in Algeria.

Operational EBITDA

In 2011, Operational EBITDA was higher compared to 2010, as a result of higher revenues. Operational EBITDA margin remained flat compared to 2010. The margin was stronger in products, led by measurement products, and life cycle services, while it was slightly lower in our systems business.

Despite lower revenues, Operational EBITDA and Operational EBITDA margin increased in 2010, partly reflecting the successful implementation of cost reduction measures and a higher share of revenues from products and services businesses, which usually carry higher margins than the systems business. Improved project execution and project cost control also contributed to the strong result.

Fiscal year 2012 outlook

The global economy continues to be highly uncertain. Although the underlying demand is still robust in most of our end markets, we expect a continued challenging market in 2012, with customer decision-making being slow and price pressure high.

Corporate and Other

EBIT for Corporate and Other was as follows:

($ in millions)	2011	2010	2009
Corporate headquarters and stewardship	(331)	(284)	(291)
Corporate research and development	(202)	(120)	(115)
Corporate real estate	56	48	30
Equity investments	—	(11)	(8)
Other	(41)	(23)	439
Total Corporate and Other	**(518)**	**(390)**	**55**

In 2011, Corporate headquarters and stewardship costs increased driven by charges related to the deconsolidation of a Russian subsidiary and the sale of another subsidiary in Russia, certain expenses in the countries and higher spending to strengthen corporate functional areas as business volumes increased. Corporate headquarters and stewardship costs, in 2010, remained flat as a result of continued focus on cost control. Corporate costs in countries decreased and the savings generated were used to finance global corporate initiatives to support growth.

Corporate research and development costs in 2011 increased by $82 million mainly due to the establishment of a special growth fund which was set up to finance the acceleration of the research and development programs. In 2010, Corporate research and development costs increased slightly, in line with the strategy to maintain a high focus in this area.

Corporate real estate consists primarily of rental income and gain from the sale of real estate properties. In 2011, the Corporate real estate result included $37 million gains from the sale of real estate properties mainly in Venezuela, Sweden, Brazil and Switzerland. In 2010, Corporate real estate reported gains of $33 million from the sale of land and buildings, mainly in Sweden, Norway, Austria and Venezuela. In 2009, gains of $12 million from the sale of facilities mainly in Switzerland, the Netherlands and Norway were offset by a $10 million asset impairment charge in the United States.

In 2011, EBIT from Equity investments was nil. In 2010, EBIT from Equity investments resulted in a loss of $11 million, primarily due to an impairment of $23 million of two equity-accounted companies in the Ivory Coast that were subsequently sold, and a net gain of $13 million on the sale of an equity-accounted company in Colombia. In 2009, EBIT from Equity investments was an $8 million loss, primarily representing an operating loss of our equity investment in a power plant in Colombia.

In 2011, EBIT from "Other" consists mainly of $11 million operational costs of our Global Treasury Operations, $17 million losses from the non-core distributed energy business in Great Britain and $9 million impairment on the investment in the shares of a listed company. EBIT from "Other", in 2010, included $9 million operational costs of our Global Treasury Operations and $5 million losses from our distributed energy business in Great Britain. In 2009, EBIT from "Other" of $439 million included primarily the partial release of provisions (related to the investigations into our Power Transformers business) following the European Commission's decision to impose a fine in October 2009. It also included the costs of our Group Treasury Operations.

Restructuring programs

Cost savings initiative

In February 2011, we announced a $1 billion cost savings initiative for 2011 to be achieved mainly through supply management, footprint optimization and operational excellence measures.

Cost reductions for 2011 were in line with the plan and amounted to $1.1 billion. Approximately 50 percent of these savings were achieved by optimizing global sourcing (excluding changes in commodity prices). The remainder was achieved through reductions to general and administrative expenses, as well as adjustments to our global manufacturing and engineering footprint.

The total costs associated with the program were substantially below the expected level of 0.8 percent of 2011 revenues, and amounted to $164 million.

The following table outlines the total costs associated with the program incurred in 2011:

($ in millions)	Costs incurred in 2011
Power Products	70
Power Systems	54
Discrete Automation and Motion	10
Low Voltage Products	20
Process Automation	8
Corporate and Other	2
Total	**164**

We intend to continue the cost saving measures in 2012 to sustainably reduce ABB's costs and protect our profitability.

For details of the nature of the costs incurred and their impact on the Consolidated Financial Statements, see "Note 21 Restructuring and related expenses" to our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

In 2011, 2010 and 2009, we met our liquidity needs principally using cash from operations, bank borrowings, the proceeds from sales of marketable securities and proceeds from the issuance of debt instruments (bonds and commercial papers).

During 2011, 2010 and 2009, our financial position was strengthened by the positive cash flow from operating activities of $3,612 million, $4,197 million and $4,027 million, respectively.

Our net cash is shown in the table below:

	December 31,	
($ in millions)	2011	2010
Cash and equivalents	4,819	5,897
Marketable securities and short-term investments	948	2,713
Short-term debt and current maturities of long-term debt	(765)	(1,043)
Long-term debt	(3,231)	(1,139)
Net cash (defined as the sum of the above lines)	**1,771**	**6,428**

Despite the cash generated by operations during 2011 of $3,612 million, net cash at December 31, 2011, decreased compared to December 31, 2010, primarily due to the cash outflow for the acquisition of businesses ($4,020 million), and the payment of dividends ($1,569 million). See "Financial Position", "Net cash used in investing activities" and "Net cash used in financing activities" for further details.

Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2011 and 2010, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 60 percent and 70 percent, respectively.

In January 2011, we sold the $1,789 million money market funds acquired in 2010, and used $4.3 billion of our cash in connection with the purchase of Baldor and the repayment of debt assumed upon acquisition. Up until mid-2011, we continued a strategy of investing our cash (in excess of current business requirements) predominantly in short-term time deposits with maturities of less than 3 months. However, in late summer of 2011, as credit risk concerns in the eurozone economic area increased, we diversified out of eurozone bank exposures. As the crisis deepened and uncertainty grew, we restricted the counterparties with whom we were prepared to place cash, such that we reduced our deposits with banks in the eurozone. Furthermore, Group Treasury Operations let any investments in approved eurozone government securities (Germany, France, the Netherlands) mature to be replaced by liquid U.S. treasuries.

In 2010, the overall investment strategy was to maintain diversification and flexibility in our investment portfolio through a mix of government securities, highly-rated corporate short-dated paper and time deposits of short duration with banks. During the second quarter of 2010, we began to invest in AAA-rated liquidity (money market) funds in order to diversify our investment base and increase the yield on our investments. At December 31, 2010, such investment represented $1,789 million of the total marketable securities and short-term investments balance of $2,713 million in the table above.

We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2011 as follows—a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restricting the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

We believe the cash flows generated from our business, supplemented, when necessary, through access to the capital markets (including short-term commercial paper) and our credit facilities and term loan agreement, are sufficient to support business operations, capital expenditures, business acquisitions, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. See "Disclosures about contractual obligations and commitments".

Debt and interest rates

Total outstanding debt was as follows:

($ in millions)	December 31, 2011	2010
Short-term debt including current maturities of long-term debt (including bonds)	765	1,043
Long-term debt:		
—bonds (excluding portion due within one year)	3,059	946
—other long-term debt	172	193
Total debt	**3,996**	**2,182**

The decrease in short-term debt in 2011 was due to the maturity of our EUR 650 million 6.5% Instruments ($865 million at date of repayment) offset by the issuance of commercial paper ($435 million outstanding at December 31, 2011) while the increase in long-term debt in 2011 was primarily due to the new bonds issued (see "Note 12 Debt" to our Consolidated Financial Statements).

Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate exposures arising on certain of our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities.

After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $1,875 million and our fixed rate long-term debt (including current maturities) of $1,432 million was 1.6 percent and 3.7 percent, respectively. This compares with an effective rate of 3.2 percent for floating rate long-term debt of $1,919 million and 5.6 percent for fixed-rate long-term debt of $139 million at December 31, 2010.

For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facilities

We have a $2 billion multicurrency revolving credit facility, maturing 2015. No amount was drawn under the credit facility at December 31, 2011 and 2010. The facility is for general corporate purposes and serves as a back-stop facility to our commercial paper programs to the extent that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

In February 2012, we entered a $4 billion credit agreement for an initial term of 364 days to provide bridge financing for our planned acquisition of Thomas & Betts Corporation.

Neither the credit facility or the term credit agreement contain significant covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility and the new term credit agreement, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

We have in place three commercial paper programs:

- a $1 billion commercial paper program for the private placement of USD-denominated commercial paper in the United States,

- a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies, and
- a 5 billion Swedish krona program (equivalent to approximately $722 million, using December 31, 2011, exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

At December 31, 2011, $435 million was outstanding under the $1 billion program in the United States. No amounts were outstanding under any of these programs at December 31, 2010.

European program for the issuance of debt

At December 31, 2011 and 2010, $910 million and $1,828 million, respectively, of our total debt outstanding, were debt issuances under this program. During 2011, the program was updated and increased to allow the issuance of up to (the equivalent of) $8 billion (previously $5.25 billion) in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument.

Credit ratings

Credit ratings are assessments by the rating agencies of the credit risk associated with ABB and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Our ratings are of "investment grade" which is defined as Baa3 (or above) from Moody's and BBB− (or above) from Standard & Poor's.

At December 31, 2011, our long-term company ratings were A2 and A from Moody's and Standard & Poor's, respectively, compared to A3 and A at December 31, 2010.

Limitations on transfers of funds

Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including Algeria, China, Egypt, India, Korea, Kuwait, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2011 and 2010, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,530 million and $1,745 million, respectively.

During 2011, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. Consequently, cash placed with non-rated or sub-investment grade banks has remained at less than 5 percent of cash outside of our Group Treasury Operations. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheets

($ in millions)	December 31, 2011	December 31, 2010
Current assets		
Cash and equivalents	4,819	5,897
Marketable securities and short-term investments	948	2,713
Receivables, net	10,773	9,970
Inventories, net	5,737	4,878
Prepaid expenses	227	193
Deferred taxes	932	896
Other current assets	351	801
Total current assets	**23,787**	**25,348**

For a discussion on cash and equivalents and marketable securities and short-term investments, see "Liquidity and capital resources—Principal sources of funding" for further details.

Receivables, net, at the end of 2011, increased from the end of 2010 by approximately 8.0 percent (11.6 percent in local currencies). The increase was primarily driven by the acquisitions of Baldor and Mincom. Higher revenues further drove the increase, however this was partially offset by improved collections of receivables, thus reducing the overall days of sales outstanding ratio for receivables from 115 days at the end of 2010 to 104 days at the end of 2011.

Inventories, net, increased 17.6 percent compared to the level at the end of 2010 (21.6 percent in local currencies). This increase was across almost all divisions, driven by the increasing order volumes as well as the acquisitions of Baldor and Mincom.

For a discussion on deferred taxes see "Note 16 Taxes" to our Consolidated Financial Statements.

Other current assets include derivative assets and income tax receivables. The decrease primarily reflects lower derivative market values.

($ in millions)	December 31, 2011	December 31, 2010
Current liabilities		
Accounts payable, trade	4,789	4,555
Billings in excess of sales	1,819	1,730
Employee and other payables	1,361	1,526
Short-term debt and current maturities of long-term debt	765	1,043
Advances from customers	1,757	1,764
Deferred taxes	305	357
Provisions for warranties	1,324	1,393
Provisions and other current liabilities	2,619	2,726
Accrued expenses	1,822	1,644
Total current liabilities	**16,561**	**16,738**

Total current liabilities at December 31, 2011, decreased primarily due to a reduction in current maturities of long-term debt due to bond repayments of $865 million, partially offset by the net issuance of short-term commercial paper in the amount of $435 million. Partially offsetting the reduction in total current liabilities are increases in accounts payable and accruals arising from acquisitions. Accounts payable increased 5.1 percent (8.3 percent in local currencies) compared to the prior year mostly due to increased business volume. Likewise, the increase in Billings in excess of sales of 5.1 percent (8.4 percent in local currencies) was also driven by increased business volumes. Employee and other payables decreased from the prior year by 10.8 percent (7.9 percent in local currencies) mostly due to lower value-added tax payables compared to the prior year.

($ in millions)	December 31, 2011	December 31, 2010
Non-current assets		
Property, plant and equipment, net	4,922	4,356
Goodwill	7,269	4,085
Other intangible assets, net	2,253	701
Prepaid pension and other employee benefits	139	173
Investments in equity-accounted companies	156	19
Deferred taxes	318	846
Other non-current assets	804	767
Total non-current assets	**15,861**	**10,947**

Property, plant and equipment, net, increased 13.0 percent (16.5 percent in local currencies) between December 31, 2010 and December 31, 2011, primarily due to the acquisition of Baldor ($413 million), with the remaining increase due to investments across most divisions, including investments in manufacturing plants in Sweden, China, Switzerland and Brazil.

The increase in goodwill and other intangible assets, net was mainly due to the Baldor and Mincom acquisitions (see "Note 3 Acquisitions, increases in controlling interests and divestments" and "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements). The decrease in prepaid pension and other employee benefits reflects the change in the funded status of our overfunded pension plans. See "Note 17 Employee benefits" to our Consolidated Financial Statements.

For an explanation of the reduction in Deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Other non-current assets mainly include restricted cash, derivative assets, including embedded derivatives, and shares and participations.

($ in millions)	December 31, 2011	December 31, 2010
Non-current liabilities		
Long-term debt	3,231	1,139
Pension and other employee benefits	1,487	831
Deferred taxes	537	411
Other non-current liabilities	1,496	1,718
Total non-current liabilities	**6,751**	**4,099**

The increase in our long-term debt was largely due to new bond issuances which represented $2,149 million of the December 31, 2011, balance. See "Liquidity and Capital Resources—Debt and interest rates".

The increase in pension and other employee benefits substantially reflects the remeasurement (relating to our defined benefit pension plans) of benefit obligations for updated assumptions and of plan assets to fair value, partly offset by employer contributions. See "Note 17 Employee benefits" to our Consolidated Financial Statements.

Other non-current liabilities decreased primarily due to a reduction in uncertain tax positions, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2011	2010	2009
Net cash provided by operating activities	3,612	4,197	4,027
Net cash used in investing activities	(3,253)	(2,747)	(2,172)
Net cash used in financing activities	(1,208)	(2,530)	(1,349)
Effects of exchange rate changes on cash and equivalents	(229)	(142)	214
Net change in cash and equivalents—continuing operations	**(1,078)**	**(1,222)**	**720**

Net cash provided by operating activities

Net cash provided by operating activities in 2011 of $3,612 million declined by 13.9 percent from the prior year. This decline was driven by higher trade receivables and inventories in line with the 20 percent increase in revenues. The decrease can be further attributed to a lower increase in trade payables than in the prior year. Provisions, net, were also lower due to payments related to environmental remediation liabilities in the United States and restructuring-related payments.

In 2010, operating activities provided net cash of $4,197 million, an increase of 4 percent on the prior year, reflecting our working capital management. Stable levels of working capital were achieved despite increasing order volumes, as cash outlays for higher inventories and trade receivables could be offset through increased levels of trade payables.

Operating activities in 2009 provided net cash of $4,027 million. Net cash provided by operating activities included a $135 million cash outflow related to our ongoing restructuring-related activities. Net cash provided by operating activities was particularly high in our Power Products division (with the Discrete Automation and Motion and Low Voltage Products divisions also showing an increase) mainly due to lower inventories and improved cash collection. This was partially offset by lower advance payments from customers in the wake of decreasing orders.

Net cash used in investing activities

($ in millions)	2011	2010	2009
Purchases of marketable securities (available-for-sale)	(2,809)	(3,391)	(243)
Purchases of marketable securities (held-to-maturity)	—	(65)	(918)
Purchases of short-term investments	(142)	(2,165)	(3,824)
Purchases of property, plant and equipment and intangible assets	(1,021)	(840)	(967)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(4,020)	(1,313)	(161)
Proceeds from sales of marketable securities (available-for-sale)	3,717	807	79
Proceeds from maturity of marketable securities (available-for-sale)	483	531	855
Proceeds from maturity of marketable securities (held-to-maturity)	—	290	730
Proceeds from short-term investments	529	3,276	2,253
Proceeds from sales of property, plant and equipment	57	47	36
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	8	83	16
Changes in financing and other non-current receivables, net	(55)	(7)	(28)
Net cash used in investing activities	**(3,253)**	**(2,747)**	**(2,172)**

The net cash inflow from marketable securities and short-term investments in 2011 reflected the use of our excess liquidity in funding primarily the acquisition of businesses.

Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2011, included $268 million for the purchase of machinery and equipment, $128 million for the purchase of land and buildings, $57 million for the purchase of intangible assets and $568 million for construction in progress.

Acquisition of businesses (net of cash acquired) and changes in cost and equity investments in 2011, primarily related to the acquisition of Baldor, Mincom, Trasfor and Lorentzen & Wettre Group and other smaller acquisitions.

Net cash used in investing activities during 2010 was $2,747 million. Aggregate purchases of marketable securities and short-term investments amounted to $5,621 million in 2010. Compared to 2009, there was an increase in the purchases of marketable securities (available-for-sale), while at the same time a reduction in the purchases of marketable securities (held-to-maturity) and short-term investments. Aggregate proceeds from the sales and maturities of marketable securities and short-term investments during 2010 amounted to $4,904 million.

Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2010 amounted to $840 million, including $164 million for the purchase of machinery and equipment, $175 million for the purchase of land and buildings, $54 million for the purchase of intangible assets and $447 million capital expenditures for construction in progress.

Acquisitions of businesses (net of cash acquired), in 2010, primarily related to the acquisition of Ventyx and certain smaller acquisitions such as K-TEK in the United States and the Jokab Safety in Sweden.

Net cash used in investing activities during 2009 was $2,172 million. Aggregate purchases of marketable securities and short-term investments amounted to $4,985 million in 2009.

Total cash disbursements for the purchase of property, plant and equipment, and intangibles in 2009 amounted to $967 million reflecting capital expenditures to expand our manufacturing footprint in emerging markets and selective expenditures to refocus our facilities in mature markets. Capital expenditures in 2009 included $258 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, $77 million for the purchase of intangible assets and $584 million capital expenditures for construction in progress.

Acquisitions of businesses (net of cash acquired), in 2009, mainly included the acquisition of Comem and the purchase of the remaining shares in Ensto Busch-Jaeger in Finland, a company in which ABB previously had a noncontrolling ownership stake.

Aggregate proceeds from the sales of marketable securities and short-term investments during 2009 amounted to $3,917 million.

Cash received from the sale of property, plant and equipment during 2009 included $23 million of proceeds from the sale of real estate properties, mainly in Norway, France, Brazil and Switzerland, and $13 million from the sale of machinery and equipment in various locations.

In 2009, net cash inflows from the sale of businesses and equity-accounted companies amounted to $16 million, which included approximately $8 million net proceeds from the sale of the mechanical marine thruster business in Poland.

Net cash used in financing activities

($ in millions)	2011	2010	2009
Net changes in debt with maturities of 90 days or less	450	52	(59)
Increase in debt	2,580	277	586
Repayment of debt	(2,576)	(497)	(705)
Issuance of shares	105	16	89
Transactions in treasury shares	5	(166)	—
Dividends paid	(1,569)	—	—
Dividends paid in the form of nominal value reduction	—	(1,112)	(1,027)
Acquisition of noncontrolling interests	(13)	(956)	(48)
Dividends paid to noncontrolling shareholders	(157)	(193)	(193)
Other	(33)	49	8
Net cash used in financing activities	**(1,208)**	**(2,530)**	**(1,349)**

Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), capital and treasury stock transactions, and dividends paid.

The 2011 net cash inflow from changes in debt with maturities of 90 days or less, primarily reflects the net issuance of commercial paper under our $1 billion commercial paper program in the United States.

In 2011, the cash inflows from increases in debt principally related to the issuance of the following bonds: $600 million aggregate principal, 2.5%, due 2016; $650 million aggregate principal, 4.0%, due 2021; CHF 500 million aggregate principal, 1.25%, due 2016; and CHF 350 million aggregate principal, 2.25%, due 2021. In 2010 and 2009, increases in debt primarily related to short-term borrowings.

During 2011, $2,576 million of bonds and other debt was repaid, primarily reflecting the repayment of $1.2 billion in debt assumed upon the acquisition of Baldor in January 2011 and the repayment at maturity of 650 million euro of 6.5% EUR Instruments, due 2011, (equivalent to $865 million at date of repayment). During 2010, $497 million of debt was repaid at maturity. During 2009, $705 million of bonds and other debt was repaid at maturity, including the 108 million Swiss francs of 3.75% CHF bonds, due 2009, (equivalent to $105 million at date of repayment) and 20 million pounds sterling 10% GBP Instruments, due 2009, (equivalent to $33 million at date of repayment, excluding the effect of cross-currency swaps).

In the second quarter of 2011, a bank (to which we had sold call options in connection with our management incentive plan (MIP)) exercised a portion of the call options it held. As a result of the exercise, we received $105 million from the bank and issued to them 6.0 million shares from contingent capital.

During 2010, we purchased, on the open market, 12.1 million of our own shares for use in connection with our employee share-based programs, resulting in a cash outflow of $228 million. This cash outflow was offset by cash inflow of $62 million from the issuance of 3.2 million shares out of treasury stock to employees in connection with our employee share acquisition plan (ESAP). During 2011 and 2009, there were no purchases or sales of treasury stock on the open market.

The acquisition of noncontrolling interests in 2010 of $956 million represented the cost of increasing our ownership interest in ABB Limited, India (our publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. In 2009, the $48 million represents an increase in ownership interests, primarily in China.

Disclosures about contractual obligations and commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2011. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2011:

($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments due by period					
Long-term debt obligations	3,305	76	977	1,166	1,086
Interest payments related to long-term debt obligations	595	113	171	118	193
Operating lease obligations	2,086	477	741	528	340
Capital lease obligations(1)	183	27	44	28	84
Purchase obligations	5,756	4,622	936	151	47
Total	**11,925**	**5,315**	**2,869**	**1,991**	**1,750**

(1) Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $85 million and executory cost of $2 million.

In the table above, the long-term debt obligations reflect the cash amounts to be repaid upon maturity of those debt obligations. As we have designated interest rate swaps as fair value hedges of certain debt obligations, the cash obligations above will differ from the long-term debt balance reflected in "Note 12 Debt" to our Consolidated Financial Statements.

We have determined the interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 12 Debt" to our Consolidated Financial Statements.

Of the total of $800 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2011, it is expected that $153 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

Off balance sheet arrangements

Commercial commitments

We disclose the maximum potential exposure of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The maximum potential exposure does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Guarantees

The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a worst-case scenario, and do not reflect our expected results.

	December 31,	
	2011	2010
($ in millions)	Maximum potential payments	
Performance guarantees	148	125
Financial guarantees	85	84
Indemnification guarantees	194	203
Total	**427**	**412**

The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2011 and 2010, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

For additional descriptions of our performance, financial and indemnification guarantees see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

ENVIRONMENTAL LIABILITIES

We are engaged in environmental clean-up activities at certain sites principally in the United States, arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to which extent we are actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that we have incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters we record an asset when it is probable that we will recover a portion of the costs expected to be incurred to settle them. We are of the opinion, based upon information presently available, that the resolution of any such obligations and non-collection of recoverable costs would not have a further material adverse effect on our Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

We retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by our former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC (BNFL) in 2000.

We established a provision of $300 million in "Income (loss) from discontinued operations, net of tax" in 2000 for our estimated share of the remediation costs for these sites. At December 31, 2011 and 2010, we have recorded in current and non-current other liabilities provisions of $24 million and $181 million, respectively, net of payments from inception of $230 million and $85 million, respectively, as well as certain adjustments. Expenditures charged against the provision were $145 million, $20 million and $11 million during 2011, 2010 and 2009, respectively. We have estimated that during 2012 we will charge expenditures of approximately $6 million against the provision.

For a detailed description of these and other contingencies see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

Principles of Corporate Governance

General principles

ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance, as well as those of the capital markets where its shares are listed and traded.

In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations and Corporate Governance Guidelines (which includes the regulations of ABB's board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee. It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SIX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to or immaterial for ABB.

In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter.*

Duties of directors and officers

The directors and officers of a Swiss corporation are bound, as specified in the Swiss Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith and to extend equal treatment to shareholders in like circumstances.

The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held by Swiss legal scholars and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors are required to take actions in the best interests of the corporation and may not take any actions that may be harmful to the corporation.

Exercise of powers

Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. ABB's Articles of Incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

Conflicts of interest

Swiss law does not have a general provision on conflicts of interest and our Articles of Incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them.

Confidentiality

Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

Sanctions

If directors and officers transact business on behalf of the corporation with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid, as long as it is not explicitly excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties—whether transacting business with bona fide third parties or performing any other acts on behalf of the company—may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith, other than at arm's length, must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g., the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can be held liable only for their failure to properly select, instruct and supervise the members of that different corporate body.

Board of Directors

Responsibilities and organization

The Board defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Group Executive Committee, are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter.*

The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines which can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter.*

Term and members

The members of the Board are elected individually at the ordinary general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter*, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found in the section "Corporate governance" at *www.abb.com/investorcenter.*

As at December 31, 2011, the members of the Board (Board term April 2011 to April 2012) were:

Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 3, 2007. He is a member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG (both Germany). He is a member of the board of directors of Schindler Holding AG (Switzerland). Von Grünberg was born in 1942 and is a German citizen.

Roger Agnelli has been a member of ABB's Board of Directors since March 12, 2002. He was previously the president and chief executive officer of Vale S.A. (Brazil). Agnelli was born in 1959 and is a Brazilian citizen.

Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands) and Alcatel Lucent (France). Hughes was born in 1949 and is a US citizen.

Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is the retired chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International (U.S.) and Swiss Re and Menuhin Festival Gstaad AG (both Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich (Switzerland) and the board of trustees of the Hermitage Museum, St. Petersburg (Russia). Märki was born in 1946 and is a Swiss citizen.

Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chief executive officer of and member of the board of directors of Eutelsat Communications (France). De Rosen was born in 1951 and is a French citizen.

Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Unilever NV (The Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Treschow was born in 1943 and is a Swedish citizen.

Jacob Wallenberg has been a member of ABB's Board of Directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of Telefonaktiebolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (both Sweden), and The Coca-Cola Company (U.S.).Wallenberg was born in 1956 and is a Swedish citizen.

Ying Yeh has been a member of ABB's Board of Directors since April 29, 2011. She is a member of the board of directors of Intercontinental Hotels Group (UK), AB Volvo AB (Sweden) and Samsonite International S.A. (Luxembourg). Yeh was born in 1948 and is a Chinese citizen.

As of December 31, 2011, all Board members were non-executive and independent directors and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found in the section "Corporate governance—Further information on corporate governance" at: *www.abb.com/investorcenter.*

Board committees

From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter.* These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

Governance, Nomination and Compensation Committee

The GNCC is responsible for (1) overseeing corporate governance practices within ABB, (2) nominating candidates for the Board, the role of CEO and other positions on the Group Executive Committee, and (3) succession planning, employment and compensation matters relating to the Board and the Group Executive Committee. The GNCC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

The GNCC must comprise three or more independent directors. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

As at December 31, 2011, the members of the GNCC were:
Hans Ulrich Märki (chairman)
Michel de Rosen
Michael Treschow
Ying Yeh

Roger Agnelli was a member of the GNCC up to the Annual General Meeting (AGM) in April 2011. Michael Treschow and Ying Yeh were elected to the GNCC subsequent to the AGM in April 2011.

Finance, Audit and Compliance Committee

The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal, tax and regulatory requirements, (3) the independent auditors' qualifications and independence, (4) the performance of ABB's internal audit function and external auditors and (5) ABB's capital structure, funding requirements and financial risk policies.

The FACC must comprise three or more independent directors who have a thorough understanding of finance and accounting. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. In addition, the Chief Integrity Officer, the Head of Internal Audit and the external auditors participate in the meetings as appropriate. As required by the U.S. Securities and Exchange Commission (SEC) at least one member of the FACC has to be an audit committee financial expert. The Board has determined that each member of the FACC is an audit committee financial expert.

As at December 31, 2011, the members of the FACC were:
Louis R. Hughes (chairman)

Roger Agnelli
Jacob Wallenberg

Bernd W. Voss was a member and the chairman of the FACC up to the AGM in April 2011. Roger Agnelli was elected to the FACC subsequent to the AGM in April 2011.

Meetings and attendance

The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

The table below shows the number of meetings held during 2011 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Group Executive Committee participated in a two-day strategic retreat.

	Board			
Meetings and attendance	**Regular**	**Additional**	**GNCC**	**FACC**
Average duration (hours)	6.6	1	3	3.2
Number of meetings	6	3	5	6
Meetings attended:				
Hubertus von Grünberg	5	3	—	—
Roger Agnelli(1)	6	3	2	3
Louis R. Hughes	6	3	—	6
Hans Ulrich Märki	6	3	5	—
Michel de Rosen	6	3	5	—
Michael Treschow(2)	6	3	3	—
Bernd W. Voss(3)	2	2	—	3
Jacob Wallenberg	6	3	—	6
Ying Yeh(4)	4	2	3	—

(1) Roger Agnelli was a member of the GNCC until the 2011 AGM. He subsequently joined the FACC.

(2) Michael Treschow joined the GNCC following the 2011 AGM.

(3) Bernd W. Voss retired from the Board and the FACC at the 2011 AGM.

(4) Ying Yeh joined the GNCC following her election to the Board at the 2011 AGM.

Secretary to the Board

Diane de Saint Victor is the secretary to the Board.

Group Executive Committee

Responsibilities and organization

The Board has delegated the executive management of ABB to the CEO and the other members of the Group Executive Committee. The CEO and under his direction the other members of the Group Executive Committee are responsible for ABB's overall business and affairs and day-to-day management.

The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

Each member of the Group Executive Committee is appointed and discharged by the Board.

Members of the Group Executive Committee

As at December 31, 2011, the members of the Group Executive Committee were:

Joe Hogan joined ABB's Group Executive Committee as Chief Executive Officer in September 2008. Before joining ABB, Hogan was the CEO and President of General Electric's GE Healthcare unit from 2000 to 2008. From 1985 to 2000, Hogan held various positions at General Electric. Hogan was born in 1957 and is a US citizen.

Michel Demaré joined ABB's Group Executive Committee as Chief Financial Officer in January 2005. From October 2008 to March 2011 he was also Head of Global Markets. From February 2008 to August 2008 he was appointed interim CEO in addition to his duties as CFO. He is also vice chairman of the board of directors of UBS AG and a board member of IMD Foundation (all Switzerland). From 2002 until 2004 Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Demaré was born in 1956 and is a Belgian citizen.

Gary Steel joined ABB's Group Executive Committee as Head of Human Resources in January 2003. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.) and a director of Aquamarine Power (UK). In 2002, he was the human resources director, group finance at Royal Dutch Shell (Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Steel was born in 1952 and is a British citizen.

Diane de Saint Victor joined ABB's Group Executive Committee as General Counsel in January 2007. From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). De Saint Victor was born in 1955 and is a French citizen.

Brice Koch was appointed Executive Committee member responsible for Marketing and Customer Solutions in January 2010. From 2007 to 2009 he was the Manager of ABB in China and of ABB's North Asia Region. Between 1994 and 2006 he held several management positions with ABB. He is also member of the board of directors of Rector S.A., France. Koch was born in 1964 and is a French citizen.

Frank Duggan was appointed Executive Committee member responsible for Global Markets in March 2011. Since 2008 he is also ABB's region manager for India, Middle East and Africa. From 2008 to 2011 he was ABB's country manager for the United Arab Emirates. From 2004 to 2007 he was head of ABB's Group Account Management and ABB's country manager for Ireland. Between 1986 and 2004 he held several management positions with ABB. Duggan was born in 1959 and is an Irish citizen.

Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003 he held various positions in ABB. Jucker was born in 1954 and is a Swiss citizen.

Peter Leupp was appointed Executive Committee member responsible for the Power Systems division in January 2007. From 2005 to 2006, he was ABB's regional manager for North Asia and from 2001 to 2006 he was ABB's country manager for China. From 1989 to 2001, he held various positions in ABB. He is also a member of the board of directors of Gurit Holding AG (Switzerland). Leupp was born in 1951 and is a Swiss citizen.

Ulrich Spiesshofer was appointed Executive Committee member responsible for the Discrete Automation and Motion division in January 2010. He joined ABB in November 2005 as Executive Committee member responsible for Corporate Development. From 2002 until he joined ABB, he was senior partner, global head of operations practice at Roland Berger AG (Switzerland). Prior to 2002, he held various positions with A.T. Kearney Ltd. and its affiliates. Spiesshofer was born in 1964 and is a German citizen.

Tarak Mehta was appointed Executive Committee member responsible for the Low Voltage Products division in October 2010. From 2007 to 2010 he was head of the Transformers business. Between 1998 and 2006 he held several management positions with ABB. Mehta was born in 1966 and is a US citizen.

Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Reinikkala was born in 1957 and is a Finnish citizen.

In addition, as of March 1, 2012, *Peter Leupp* has decided to retire from the Executive Committee of ABB and Brice Koch will succeed him as head of the Power Systems division. During March and April 2012, the Marketing and Customer Solutions team will report to CEO Joe Hogan. As of May 1, 2012, Greg Scheu, head of ABB's Discrete Automation and Motion division in North America, has been appointed Executive Committee Member responsible for Marketing and Customer Solutions. Scheu, a former executive at Rockwell International, joined ABB in 2001 and is also currently responsible for the integration of Baldor Electric Co., which ABB acquired in January 2011. Scheu was born in 1961 and is a US citizen.

Further information about the members of the Group Executive Committee can be found by clicking on the Group Executive Committee CV link in the section "Corporate governance" at *www.abb.com/investorcenter.*

Management contracts

There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Employee Participation Programs

In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for a more detailed description of each incentive plan, please refer to "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements).

Employee Share Acquisition Plan

The ESAP is an employee stock-option plan with a savings feature. Employees save over a 12-month period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of CHF 750. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB shares (ADS in the case of employees in the U.S.) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

The maximum number of shares that each employee can purchase has been determined based on the exercise price and the aggregate savings for the 12-month period, increased by 10 percent to allow for currency fluctuations. If, at the exercise date, the balance of savings plus interest exceeds the maximum amount of cash employees must pay to fully exercise their stock options, the excess funds will be returned to the employees. If the balance of savings and interest is insufficient to permit the employees to fully exercise their stock options, the employees have the choice, but not the obligation, to make an additional payment so that they may fully exercise their stock options.

If employees cease to be employed by ABB, the accumulated savings as of the date of cessation of employment will be returned to the employees and their right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The exercise price per share and ADS of CHF 15.98 and USD 18.10, respectively, for the 2011 grant, was determined using the closing price of the ABB share on the SIX Swiss Exchange and ADS on the New York Stock Exchange on the grant date.

Management Incentive Plan

ABB maintains a MIP under which it offers stock options and cash-settled warrant appreciation rights (WARs) (and through the launch in 2009 also offered stock warrants) to key employees for no consideration.

The warrants and options granted under the MIP allow participants to purchase shares of ABB at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of warrants granted under the MIP. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent warrants listed by the third-party bank in connection with that MIP launch. If the participant elects to sell the warrants or options, the instruments will then be held by a third party and, consequently, ABB's obligation to deliver shares will be to this third party. Each WAR gives the participant the right to receive, in cash, the market price of the equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances, such as death or disability. All warrants, options and WARs expire six years from the date of grant.

Long-Term Incentive Plan

ABB has an Long-Term Incentive Plan (LTIP) for members of its Group Executive Committee and certain other executives. In 2011, the LTIP involved cash-settled conditional grants of ABB's stock and contained a retention component. The plan is described in "Remuneration—Components of compensation to Executive Committee" section below.

Remuneration

ABB's success depends on its ability to attract and retain people who will drive the business to outperform competitors over the long term. This is an important consideration in the development of its remuneration policy, which is presented in this section of the Annual Report together with details of compensation in 2011 for members of the Board and the Executive Committee (EC).

Remuneration principles and governance

Board oversight

The Board and its GNCC have direct oversight of compensation policy at ABB. The GNCC is responsible for developing the general remuneration principles and practices of the ABB Group and for recommending them to the full Board, which takes the final decisions.

The GNCC also plays a role in setting compensation for members of the Board through recommendations that it makes to the full Board. The GNCC's recommendations are based on regular comparisons with compensation at other major Swiss companies, as outlined under the section "Components of compensation to Board of Directors" below. The full Board takes the final decisions on Board compensation.

Remuneration principles

The Board and GNCC are actively involved in the continuous development of ABB's executive remuneration system to reflect a remuneration philosophy that is based on the principles of market orientation, performance, shareholder value and retention. The "Components of compensation to

Executive Committee" section below explains the principles and how they apply to remuneration for EC members.

Compensation for most other managers in the company reflects primarily the principles of market orientation and performance, although some managers also participate in plans that support the creation of shareholder value and encourage retention.

The GNCC acts on behalf of the Board in regularly reviewing the remuneration philosophy and structure, and in reviewing and approving specific proposals on executive compensation to ensure that they are consistent with the Group's compensation principles. Information on the number of meetings held by the GNCC in 2011 and on the attendees can be found in "Board of Directors—Meetings and attendance" above.

Annual reviews

Every year, the Board reviews the CEO's performance and decides on any change in compensation. The CEO reviews the performance of other members of the EC and makes recommendations to the GNCC on their individual remuneration. The full Board takes the final decisions on compensation for all EC members, none of whom participates in the deliberations on their remuneration.

The CEO also recommends the Group performance targets that determine the short-term variable compensation paid to members of the EC and most other senior managers throughout the company. Short-term variable compensation for some managers with regional or country-level responsibilities is based on related targets adapted to ABB's goals in these markets. The GNCC reviews the CEO's recommendations and may make or request amendments before it submits a proposal to the Board, which is responsible for taking the final decision.

Components of compensation to Board of Directors

ABB sets and periodically reviews compensation for Board members based on a comparison of the compensation of non-executive board members of publicly traded companies in Switzerland that are part of the Swiss Market Index.

Members of the Board are paid for their service over a 12-month period that starts with their election at the annual general meeting. Payment to members of the Board is made in two installments, one following the first six months of their term and one at the end. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

To align the interests of Board members with those of ABB's shareholders, half of their compensation is paid in the form of ABB shares, though Board members can alternatively choose to receive all their compensation in shares, and the shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the Company unless agreed otherwise.

The number of shares awarded is calculated prior to each semi-annual payment by dividing the sum to which they are entitled by the average closing price of the ABB share over a predefined 30-day period.

Board of Directors compensation in 2011

Compensation for Board members is outlined in the table below and has been unchanged since the 2007/2008 term of office. Consistent with past practice, no loans or guarantees were granted to Board members in 2011.

Function	Board term 2011/2012	Board term 2010/2011
	CHF	CHF
Chairman of the Board	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

The compensation amounts per individual are listed in the table below:

Name	Function	Paid in 2011 — November Board term 2011/2012 — Settled in cash(1)	November Board term 2011/2012 — Settled in shares—number of shares received(2)	May Board term 2010/2011 — Settled in cash(1)	May Board term 2010/2011 — Settled in shares—number of shares received(2)	Total compensation paid 2011(3)(4)(5)
		CHF		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	—	25,917	—	19,303	1,200,000
Roger Agnelli(6)	Member of the Board	75,000	3,196	75,000	2,388	300,000
Louis R. Hughes(6)	Member of the Board and beginning with the 2011/2012 board term Chairman of the Finance, Audit and Compliance Committee	100,000	4,272	75,000	2,388	350,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	11,746	—	8,757	400,000
Michel de Rosen(7)	Member of the Board	—	6,392	75,000	2,388	300,000
Michael Treschow(7)	Member of the Board	75,000	3,251	75,000	2,419	300,000
Bernd W. Voss(8)	Member of the Board and Chairman of the Finance, Audit and Compliance Committee until the 2011/2012 board term	—	—	100,000	3,222	200,000
Jacob Wallenberg(6)	Member of the Board	75,000	3,196	75,000	2,388	300,000
Ying Yeh(7)(9)	Member of the Board	75,000	3,197	—	—	150,000
Total		**400,000**	**61,167**	**475,000**	**43,253**	**3,500,000**

(1) Represents gross amounts paid, prior to deductions for social security, withholding tax, etc.

(2) Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3) For the 2011-2012 Board term, all members elected to receive 50 percent of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg, Hans Ulrich Märki and Michel de Rosen who elected to receive 100 percent.

(4) For the 2010-2011 Board term, all members elected to receive 50 percent of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100 percent.

(5) In addition to the Board remuneration stated in the above table, the Company paid CHF 213,122 in 2011 in employee social security payments.

(6) Member of the Finance, Audit and Compliance Committee.

(7) Member of the Governance, Nomination and Compensation Committee.

(8) Bernd W. Voss did not stand for election to the Company's Board at the AGM in April 2011.

(9) Ying Yeh was elected to the Company's Board at the AGM in April 2011.

Components of compensation to Executive Committee

All senior positions in ABB have been evaluated using a consistent methodology developed by the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. The Hay methodology goes beyond job titles and company size in assessing positions. It considers the know-how required to do the job, the problem solving complexities involved, as well as the accountability for results and the freedom to act to achieve results. This approach provides a meaningful, transparent and consistent basis for comparing remuneration levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria. The Board primarily uses Hay's data from the European market to set EC compensation, which is around or slightly above the median values for the market.

In addition to being aligned with the market in this way, the compensation of EC members is designed to support three principles:

- performance against specific and measurable Group performance targets;
- shareholder value, measured as the performance of ABB's shares against those of its peers;
- retention of executives and their expertise.

The compensation of EC members currently consists of the following elements which, taken together, reflect these principles: a base salary and benefits, a short-term variable component dependent on Group performance targets, and a long-term variable component designed to reward the creation of shareholder value and an executive's commitment to the company. These are described in detail in the remainder of this section.

The base salary and benefits are fixed elements of the annual compensation packages, while the other components are variable. In 2011, fixed compensation represented 30 percent of the CEO's remuneration and approximately 35 percent for the other EC members. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of the company against predefined Group performance targets.

The main components of executive compensation in 2011 are summarized in the following chart and explained in more detail below:

Base salary	Cash	• Paid monthly • Competitive in respect to labor markets • Annual revisions, if any, partly based on performance	
Short-term variable compensation	Cash	• Conditional annual payment • Payout depends on performance in previous year against predefined Group targets	
Long-term variable compensation (Long-Term Incentive Plan)	Cash and shares	*Performance component:* • Conditional grant made annually • Payout is in cash and depends on performance of ABB shares against those of peers over a three-year period	*Retention component:* • Conditional grant made annually • Payout is in cash (30%) and shares (70%) and requires the executive to remain at ABB for full three-year period (Executives can elect to receive 100% in shares)

In addition, members of the EC are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary, to ensure that their interests are aligned with those of shareholders. Since 2010, the requirement has been five times base salary for the CEO and four times base salary for the other members of the EC. New members of the EC should aim to reach these multiples within four years of their appointment. These required shareholding amounts are reviewed annually, based on salary and share price developments.

Annual base salary

The base salary for members of the EC is set with reference to positions with equivalent responsibilities outside ABB as determined using the Hay methodology described above. It is reviewed annually principally on the basis of Hay's annual Top Executive Compensation in Europe survey. In addition, the executive's performance during the preceding year against individual targets is taken into account when considering increases. Under its mandate with ABB, Hay also conducts job evaluations.

Benefits

Members of the EC receive pension benefits, payable into the Swiss ABB Pension Fund and ABB Supplementary Insurance Plan (the regulations are available at *www.abbvorsorge.ch*). Veli-Matti Reinikkala was insured under comparable plans in the U.S. until his relocation to Zurich in July 2011. The current level of pension benefits was set in 2006 on the basis of results from a survey of pension conditions for Swiss-based executives at Adecco, Ciba, Dow, Nestlé, Novartis, Roche, Serono, Syngenta and Sulzer, that ABB commissioned from Towers Watson, a consultant. The benchmarking exercise was repeated in 2010 and showed that ABB's pension benefits for executives are above the median for this group. Towers Watson also provides actuarial services to ABB, and pension advisory services in connection with mergers and acquisitions transactions.

EC members also receive social security contributions and other benefits, as outlined in the compensation table in the "Executive Committee compensation in 2011" section below. The Board has decided to provide tax equalization for EC members resident outside Switzerland to the extent that they are not able to claim a tax credit in their country of residence for income taxes they have paid in Switzerland.

Short-term variable compensation

Payment of the short-term variable component is conditional on the fulfillment of predefined annual targets that are specific, quantifiable and challenging. In any given year, this element of an EC member's compensation therefore reflects the company's performance against targets for the preceding year.

In 2011, the targets were Group-wide objectives that were aligned with financial measures communicated to shareholders: orders received; revenues; operational earnings before interest, taxes, depreciation and amortization; operating cash flow; Net Promoter Score (NPS) detractor follow-up; and cost savings. The first two measures had a weighting of 12.5 percent each, the next two each accounted for 25 percent, the NPS measure was rated 10 percent, and cost savings accounted for the remaining 15 percent. (Operating cash flow is defined as net cash provided by operating activities, reversing the impact of interest and taxes. NPS is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2011, ABB had a target to determine and follow-up on every detractor's complaint.)

The payment for fully achieving the targets is equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the EC. Underachieving the targets results in a lower payout, or none at all if performance is below a certain threshold. The Board has the discretion to approve a higher payout if the targets are exceeded. For 2011, the Board exercised its discretion and awarded a 12 percent higher payout, reflecting ABB's performance against the targets.

Long-term variable compensation

An important principle of executive compensation at ABB is that it should encourage the creation of value for the company's shareholders and enable EC members to participate in the company's success. Value creation is measured in terms of total shareholder return (TSR), which is the percentage change in the value of the ABB share plus dividends over a three-year period.

The company's LTIP is the principal mechanism through which members of the EC and certain other executives are encouraged to create value for shareholders. Awarded annually, LTIPs comprise a performance component and a retention component whose proportions in relation to the base salary are explained below.

(i) Performance component

The first element is designed to reward participants for achieving a TSR that is superior to that of a group of reference companies in related businesses. The peer group is selected by the GNCC on recommendations from an independent third party (a global investment bank), and is reviewed annually. As of December 31, 2011, the group consisted of Alfa Laval, Alstom, Aspen, Atlas Copco, Cooper, Emerson, GE, Honeywell, Invensys, Legrand, MAN, Rockwell, Sandvik, Schneider, SKF, Siemens, Smiths Group, Yaskawa and Yokogawa.

Under each three-year plan, members of the EC are conditionally granted a number of shares whose value at the launch of the plan is equal to a certain percentage of their base salary. In 2011, the percentages were 67 percent for the CEO, 50 percent for the CFO, and 42 percent for the other members of the EC.

The award will be made after three years if ABB's total shareholder return meets certain criteria. For example, no payout will be made if ABB's performance is weaker than half of its peers. The payout is 33 percent if ABB's performance over the evaluation period is positive and equal to the median of the peer group, and rises on a proportional scale to 100 percent if ABB's performance is positive and exceeds three-quarters of its peers. If ABB's performance is negative but better than half of its peers, the number of shares awarded under the Long-Term Incentive Plan launched in 2011 will be reduced.

In addition, there is no payout if ABB is unprofitable in the calendar year preceding the end of a three-year LTIP. The measure of profitability used for this purpose is operating net income, which is ABB's net income adjusted for the financial impact of items considered by the Board to be exceptional (such as divestments, acquisitions, etc.).

The assessment of ABB's performance against its peers for each three-year period is carried out by an independent third party. As of the 2010 LTIP, the payout will be made in cash.

(ii) Retention component

The second component of the Long-Term Incentive Plan is designed to retain executives at ABB and forms a larger part of the plans launched in 2011 and 2010 than of those launched in previous years.

Starting with the 2010 LTIP, members of the EC have been conditionally granted shares which, at the start of each three-year plan, are equal to a reference percentage of their base salary, which the Board may adjust up or down depending on an executive's performance against personal targets for the previous calendar year. In 2011, the reference percentages were 100 percent for the CEO, 75 percent for the CFO and 65 percent for the other members of the Executive Committee.

The shares are awarded after three years to executives who are still working for the company. Executives receive 30 percent of the payout in cash and the remainder in shares, unless they elect to receive 100 percent of the award in shares. Under the terms and conditions of the plan, executives forfeit the award if they leave ABB voluntarily, while those who retire or are asked to leave the company are awarded shares on a pro rata basis.

Plans launched prior to 2010 include a co-investment component under which each participant, at the start of the three-year cycle, could set aside shares from their personal holding equivalent in value to 33 percent of the short-term variable compensation received that year. If the shares are held for the entire three-year period, ABB will award the participant the same number of shares.

Severance provisions

Employment contracts for EC members contain notice periods of up to 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. In addition, if the company terminates the employment of a member of the EC and that member does not find alternative employment within the notice period that pays at least 70 percent of the member's compensation as defined in this section, then the company will continue to pay compensation for up to 12 additional months.

Executive Committee compensation in 2011

ABB discloses the compensation elements for each member of the EC, going beyond the requirements of the Swiss Code of Obligations.

The shares conditionally granted under the performance component of the Long-Term Incentive Plans are valued using Monte Carlo modeling, an accepted simulation method under US GAAP (the accounting standard used by ABB). By assessing the probability of various levels of payout, it provides a realistic estimate of their value.

The following table provides an overview of the total compensation of members of the Executive Committee in 2011, comprising cash compensation and the estimated value of the conditional grants awarded under the LTIP launched in 2011 that runs until 2014. Cash compensation includes the base salary, the short-term variable compensation for 2011, and pension benefits as well as the amounts paid by the company to cover other benefits comprising mainly social security contributions. The compensation is shown gross (ie, before deduction of employee's social security and pension contributions).

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	Estimated value of share-based awards granted in 2011(3)	Total 2011
	CHF	CHF	CHF	CHF	CHF	CHF
Joe Hogan	1,991,676	3,376,800	280,384	849,768	2,871,650	9,370,278
Michel Demaré	1,200,006	1,344,000	267,014	323,361	1,189,349	4,323,730
Gary Steel	799,168	901,600	282,501	173,691	687,243	2,844,203
Ulrich Spiesshofer	812,502	917,280	229,895	171,064	868,307	2,999,048
Diane de Saint Victor	748,258	842,128	267,566	300,585	745,419	2,903,956
Bernhard Jucker	945,002	1,064,000	275,936	220,816	811,031	3,316,785
Peter Leupp	770,005	862,400	285,712	164,442	—	2,082,559
Veli-Matti Reinikkala(4)	701,230	551,861	267,987	320,362	541,126	2,382,566
Brice Koch	741,676	840,000	227,416	224,330	769,347	2,802,769
Tarak Mehta	660,835	742,560	215,716	244,075	680,105	2,543,291
Frank Duggan (joined March 1, 2011)(5)	597,598	595,962	256,020	140,636	623,213	2,213,429
Total current executive committee members	**9,967,956**	**12,038,591**	**2,856,147**	**3,133,130**	**9,786,790**	**37,782,614**
Tom Sjoekvist (retired from the EC on September 30, 2010)(6)	188,851	—	47,971	617,040	—	853,862
Anders Jonsson (retired from the EC on July 31, 2010)(6)	—	—	—	857,284	—	857,284
Total former executive committee members	188,851	—	47,971	1,474,324	—	1,711,146
Total	**10,156,807**	**12,038,591**	**2,904,118**	**4,607,454**	**9,786,790**	**39,493,760**

(1) To reflect widespread market practice, the basis of presentation of the short-term variable compensation has changed from a cash basis to an accruals basis. Payment is made in the following year, after publication of the financial results. On July 1, 2011, Veli-Matti Reinikkala relocated from the U.S. to Switzerland. According to the Group's policy, he received in 2011 a pro-rata short-term variable compensation payout of CHF 244,581 for his service in the U.S. for the period January 1, 2011,

to June 30, 2011. The final payout amount for Veli-Matti Reinikkala, which is based on the 2011 results, has been reduced by this pro-rata short-term variable compensation payment already received. In March 2011, the current and former executive committee members received the 2010 short-term variable compensation payments in the amount of CHF 11,951,967. This number does not include any short-term variable compensation amount for Frank Duggan, who joined the executive committee on March 1, 2011. Short-term variable compensation is linked to the targets defined in the ABB Group's scorecard. Upon full achievement of these targets, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other executive committee members it represents 100 percent of their respective base salary. The Board has the discretion to approve a higher payout than 100 percent, if the targets are exceeded. For 2011, the Board exercised its discretion and awarded a 12 percent higher payout, reflecting the company's performance against the targets.

(2) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3) The estimated value of the share-based awards is subject to performance and other parameters (e.g. the share price development) and may therefore vary in value from the above numbers at the date of vesting, March 15, 2014. The above amounts have been calculated using the market value of the ABB share on the day of grant adjusted, in the case of the performance component, according to the parameters considered in the Monte Carlo Simulation Model.

(4) Veli-Matti Reinikkala received 50 percent of his base salary in USD and 50 percent in EUR at a fixed USD/EUR exchange rate for the period January to June 2011. All USD payments were converted into Swiss francs at a rate of 0.94115 per USD. As of July 2011, Veli-Matti Reinikkala relocated to Switzerland and since then receives his compensation in Swiss Francs.

(5) Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period March to December 2011. All AED payments were converted into Swiss francs at a rate of 0.2562417 per AED.

(6) The above compensation figures related to Tom Sjoekvist and Anders Jonsson represent contractual payments for the period January to December 2011.

Short-term variable compensation for any given year is dependent on ABB's performance in that year, and is therefore only paid out once the full-year results are known. As a result, EC members received their short-term variable compensation for 2010 in 2011. However, to reflect widespread market practice, the compensation table above shows the short-term variable compensation expected to be paid in 2012 for ABB's performance in 2011 instead of the amount actually paid in 2011 for ABB's 2010 performance. Comparative numbers in the notes to the financial statements have been adjusted to reflect the current year's presentation.

In addition, the base salaries of the Executive Committee members increased by an average of 3 percent in 2011 after remaining unchanged since 2009. The annual compensation of the CEO in 2011 includes the social security payments that were paid in respect of the shares which were conditionally granted to him when he joined in 2008 and which he received in 2011.

Details of the share-based compensation granted to members of the EC during 2011 are provided in a table of their shareholdings in the section "Group Executive Committee ownership of ABB shares and options" below. Consistent with past practice, no loans or guarantees were granted to members of the EC in 2011.

Members of the EC are eligible to participate in the ESAP, an employee stock-option plan with annual launches, which is open to employees around the world. In addition to the above awards, seven members of the EC participated in the eighth launch of the plan. One EC member is entitled to acquire up to a maximum of 700 ABB shares while the other EC members who participated in ESAP are each entitled to acquire up to 620 ABB shares at an exercise price of CHF 15.98 per share. ESAP is described in the section "—Employee Participation Programs" above.

Members of the EC cannot participate in the Management Incentive Plan (MIP), also described in the section "—Employee Participation Programs" above. Any MIP instruments held by EC members (and disclosed in the section "—Group Executive Committee ownership of ABB shares and options" below) were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

Additional fees and remuneration

In 2011, ABB did not pay any fees or remuneration to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Also, in 2011 ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked to a member of the Board or the EC for services rendered to ABB.

Peter Leupp retired from the EC as of March 1, 2012. In order to benefit from his expertise, ABB will continue to employ Leupp as a director on the boards of ABB in China and of ABB Limited, India, the company's listed Indian subsidiary, and to compensate him for these roles.

Compensation to former members of the Board and the Executive Committee

Except as disclosed above, ABB did not make any payments to a former member of the Board or the EC in 2011.

Change of control provisions

Following the spirit of ABB's remuneration philosophy, none of ABB's Board members, EC members or members of senior management receives "golden parachutes" or other special benefits in the event of a change of control.

ABB shareholdings of members of the Board and the Executive Committee

Board ownership of ABB shares and options

The table below shows the number of ABB shares held by each Board member:

	Total number of shares held[1]	
Name	**December 31, 2011**	**December 31, 2010**
Hubertus von Grünberg	127,387	82,167
Roger Agnelli	154,992	149,408
Louis R. Hughes	56,337	49,677
Hans Ulrich Märki	389,179	368,676
Michel de Rosen	120,108	111,328
Michael Treschow	91,741	86,071
Bernd W. Voss	—	157,890
Jacob Wallenberg[1]	169,202	163,618
Ying Yeh	3,197	—
Total	**1,112,143**	**1,168,835**

(1) Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Wallenberg is chairman.

Except as described in this section, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

Group Executive Committee ownership of ABB shares and options

As of December 31, 2011, EC members held ABB shares (or ADSs representing such shares), the conditional rights to receive shares under the LTIP, options (either vested or unvested as indicated) under the MIP and unvested shares in respect of other incentive arrangements, as shown in the table "Group Executive Committee ownership of ABB shares and options."

Group Executive Committee ownership of ABB shares and options:

Name	Total number of shares held[1]	Number of options held under the MIP[2]	Unvested at December 31, 2011: Number of unvested options held under the MIP[2] (vesting 2012)	Maximum number of conditionally granted shares under the 2009 launch of the LTI Plan[3] (vesting 2012)	Number of matching shares deliverable under the 2009 co-investment portion of the LTI Plan[3] (vesting 2012)	Retention shares deliverable under the *2010* retention component of the LTI Plan[3] (vesting 2013)	Retention shares deliverable under the *2011* retention component of the LTI Plan[3] (vesting 2014)	Number of *shares* granted in respect of sign-on bonus[3] (vesting 2013)
Joe Hogan	223,546	—	—	268,362	45,000	87,841	99,371	189,682
Michel Demaré[4]	373,935	—	—	127,119	34,054	41,609	40,450	—
Gary Steel	206,902	—	—	67,974	16,919	23,140	23,517	—
Ulrich Spiesshofer	152,889	—	—	64,443	16,147	23,440	31,104	—
Diane de Saint Victor	167,186	—	—	64,443	16,262	21,938	26,359	—
Bernhard Jucker	120,485	—	—	81,215	18,590	27,647	27,753	—
Peter Leupp	125,113	—	—	67,974	13,917	23,140	—	—
Veli-Matti Reinikkala	106,522	—	—	63,320	16,174	20,065	18,517	—
Brice Koch	30,424	—	—	42,408	—	21,036	27,388	—
Tarak Mehta	11,868	190,850	—	37,467	5,576	12,714	24,211	—
Frank Duggan	15,130	419,430	212,500	—	—	14,309	21,326	—
Total current executive committee members	**1,534,000**	**610,280**	**212,500**	**884,725**	**182,639**	**316,879**	**339,996**	**189,682**

(1) Includes shares deposited as match for the co-investment portion of the 2009 LTI Plan. These shares may be sold/transferred but then the corresponding number of co-investment shares would be forfeited.

(2) Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.

(3) The LTI Plan foresees to deliver 30 percent of the value of the vested retention shares in cash, but participants have the possibility to elect to receive 100 percent of the vested award in shares.

(4) Total number of shares held includes 4,500 shares held jointly with spouse.

Furthermore, at December 31, 2011, the following members of the EC held conditionally granted ABB shares under the performance component of the LTIP 2011 and 2010, which at the time of vesting will be settled in cash. In addition, certain members of the EC held warrant appreciation rights (WARs) that entitle the holder to exercise such WARs and receive in cash the market value of the equivalent listed warrant at the time of exercise. No unvested WARs were held under the MIP by any EC member.

Name	Maximum number of conditionally granted shares under the performance component of the 2010 launch of LTI Plan (vesting 2013)	Maximum number of conditionally granted shares under the performance component of the 2011 launch of LTI Plan (vesting 2014)	Number of fully vested WARs held under the MIP
Joe Hogan	58,854	60,526	—
Michel Demaré	27,740	26,967	—
Gary Steel	14,952	15,196	—
Ulrich Spiesshofer	15,146	15,460	—
Diane de Saint Victor	14,175	14,194	—
Bernhard Jucker	17,865	17,933	—
Peter Leupp	14,952	—	375,000
Veli-Matti Reinikkala	12,965	11,965	—
Brice Koch	13,593	14,158	—
Tarak Mehta	8,392	12,516	—
Frank Duggan	9,444	13,780	375,000
Total current executive committee members	**208,078**	**202,695**	**750,000**

Except as described in this section, at December 31, 2011, no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options in ABB shares.

Total shareholdings of ABB shares and options

As of December 31, 2011, the members of our Board and EC owned less than 1 percent of ABB's total shares outstanding.

EMPLOYEES

A breakdown of our employees by geographic region is as follows:

	December 31,		
	2011	2010	2009
Europe	60,300	58,800	60,600
The Americas	25,900	17,700	17,100
Asia	37,400	30,900	29,900
Middle East and Africa	10,000	9,100	8,500
Total	**133,600**	**116,500**	**116,100**

The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Investor AB, Sweden, held 179,030,142 ABB shares as of December 31, 2011. This holding represented approximately 7.7 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. As of December 31, 2010 and 2009, Investor AB, Sweden, held 166,330,142 ABB shares. The number of shares held by Investor AB does not include shares held by Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

BlackRock, Inc., New York, U.S., announced that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares. This amount corresponded to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2011. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at *http://www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=10881*

To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on February 29, 2012.

Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

At December 31, 2011, we had approximately 455,000 shareholders. Approximately 167,000 were U.S. holders, of which approximately 730 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 12 percent of the total number of shares issued, including treasury shares, at that date.

RELATED PARTY TRANSACTIONS

Affiliates and associates

In the normal course of our business, we purchase products from, sell products to and engage in other transactions with entities in which we hold an equity interest. The amounts involved in these transactions are not material to ABB Ltd. Also, in the normal course of our business, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis.

Key management personnel

This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter*

Vale S.A. and its subsidiaries (Vale) and ABB have entered into a framework agreement establishing general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2011 relating to its contracts with Vale were approximately $200 million. Roger Agnelli was previously president and CEO of Vale.

Atlas Copco AB (Atlas Copco) is an important customer of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. The total revenues recorded by ABB relating to business with Atlas Copco were approximately $50 million in 2011. Jacob Wallenberg is vice chairman of Atlas Copco.

ABB has an unsecured syndicated $2-billion, revolving credit facility. As of December 31, 2011, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) has committed to $71 million out of the $2-billion total. Jacob Wallenberg is vice chairman of SEB.

After comparing the share of revenues generated from ABB's business with Vale and Atlas Copco, and after reviewing the banking commitments of SEB, the Board has determined that ABB's business relationships with those companies do not constitute material business relationships and that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

In addition, ABB maintains important banking relationships with UBS AG (UBS), including one UBS affiliate that as of December 31, 2011, committed to lend $71 million out of the $2-billion total commitment under the above-referenced revolving credit facility. Michel Demaré, the CFO of ABB, is also vice chairman of the board of directors of UBS. ABB has also retained Ortec Finance B.V. (Ortec) to provide pension modelling services. Michel Demaré's spouse is an employee and the chairman of the board of directors of Ortec's Swiss subsidiary. The Board has determined that ABB's business relationships with UBS and Ortec are not material to ABB or UBS or Ortec or unusual in their nature or conditions.

Finally, in February 2012, ABB entered into a $4 billion term credit agreement to provide bridge financing for the planned acquisition of Thomas & Betts Corporation (see "Note 12 Debt to our Consolidated Financial Statements"). In March 2012, the credit agreement was syndicated so that 16 banks, including SEB and UBS, had each committed to lend ABB $250 million as of the completion of the primary syndication. The Board has determined that these additional commitments of SEB and

UBS when considered together with ABB's other relationships to those banks are not material to ABB, SEB or UBS and that Jacob Wallenberg remains an independent director of ABB.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements" for a list of financial statements contained in this Annual Report.

LEGAL PROCEEDINGS

Antitrust

Gas Insulated Switchgear business

In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. We reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted ABB full immunity from fines assessed to ABB of euro 215 million under the European Commission's leniency program.

We continue to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined ABB euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. ABB anticipates that the German Antitrust Authority's review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

Our cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for ABB, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of ABB's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. We have been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on ABB.

ABB's FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for ABB, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, we voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in our network management unit in the United States. Subsequently, we made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by our former Lummus business. These payments were discovered by ABB as a result of our internal audit program and compliance reviews.

In September 2010, we reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of ABB's subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, we agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of ABB pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. ABB entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow ABB to report on our continuing compliance efforts and the results of the review of our internal processes through September 2013.

General

In addition, we are aware of proceedings, or the threat of proceedings, against us and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, ABB is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, ABB will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2011 and 2010, we had aggregate liabilities of $208 million and $220 million, respectively, included in "Provisions and other current liabilities" and in "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY

See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2011.

Item 9. The Offer and Listing

MARKETS

The shares of ABB Ltd are principally traded on the SIX Swiss Exchange (under the symbol "ABBN") and on the NASDAQ OMX Stockholm Exchange (under the symbol "ABB"). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

TRADING HISTORY

No suspension in the trading of our shares occurred in the years ended December 31, 2011, 2010 and 2009.

The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange	
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)	
Annual highs and lows						
2007	36.52	19.65	202.00	113.75	31.81	15.96
2008	35.04	11.92	198.50	80.75	32.95	9.12
2009	22.20	13.16	151.50	98.50	21.90	10.97
2010	23.86	18.43	161.30	129.00	22.69	16.05
2011	23.88	15.00	170.20	112.40	27.49	16.42
Quarterly highs and lows						
2010						
First quarter	23.19	18.79	157.90	129.00	21.84	17.30
Second quarter	23.86	18.84	161.30	130.00	22.56	16.05
Third quarter	21.68	18.43	149.40	133.00	21.28	17.43
Fourth quarter	22.10	19.45	153.40	136.70	22.69	19.36
2011						
First quarter	23.18	20.23	157.90	142.80	24.51	21.78
Second quarter	23.88	20.58	166.80	149.80	27.49	23.94
Third quarter	22.35	15.16	170.20	115.40	26.61	16.77
Fourth quarter	17.68	15.00	129.50	112.40	20.37	16.42
Monthly highs and lows						
2011						
September	17.06	15.16	136.50	115.40	21.19	16.77
October	17.47	15.00	129.00	112.40	20.37	16.42
November	17.28	15.32	127.90	115.50	19.12	16.68
December	17.68	16.74	129.50	123.20	19.03	17.60
2012						
January	20.00	18.40	144.70	133.90	21.40	19.24
February	20.12	18.52	146.70	135.80	21.91	20.49

Item 10. Additional Information

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

This section summarizes the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd's Articles of Incorporation, a copy of which has been filed as

Exhibit 1.1 to this Annual Report, ABB Ltd's filings with the commercial registry of the Canton of Zurich (Switzerland) and Swiss statutory law.

Registration and Business Purpose

ABB Ltd was registered as a corporation (*Aktiengesellschaft*) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of "New ABB Ltd" and its name was subsequently changed to "ABB Ltd". Its commercial registry number is CH-020.3.021.615-2.

ABB Ltd's purpose, as set forth in Article 2 of its Articles of Incorporation, is to hold interests in business enterprises, particularly in enterprises active in the areas of industry, trade and services. It may acquire, encumber, exploit or sell real estate and intellectual property rights in Switzerland and abroad and may also finance other companies. It may engage in all types of transactions and may take all measures that appear appropriate to promote, or that are related to, its purpose.

Our Shares

ABB Ltd's shares are registered shares (*Namenaktien*) with a par value of CHF 1.03 each. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (*Aktienbuch*) as a shareholder with voting rights, or with Euroclear Sweden AB (formerly VPC) in Sweden, which maintains a subregister of ABB Ltd's share register. Euroclear Sweden AB is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the NASDAQ OMX Stockholm Exchange. Registration with voting rights is subject to the restrictions described in "Transfer of Shares."

The shares are not issued in certificated form and are held in collective custody at SIX SIS AG. Shareholders do not have the right to request printing and delivery of share certificates (*aufgehobener Titeldruck*), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

Issued Shares

On December 31, 2011, and February 29, 2012, ABB's ordinary share capital (including treasury shares) amounted to CHF 2,384,185,561.92 divided into 2,314,743,264 fully paid registered shares with a par value of CHF 1.03 per share.

Contingent Share Capital

As at December 31, 2011, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

As at December 31, 2011, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for new shares. The conditions of the conversion rights and/or warrants will be determined by the Board.

The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the Board is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the Board denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

In addition as at December 31, 2011, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

Authorized Share Capital

As at December 31, 2011, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid shares with a par value of CHF 1.03 per share out of authorized share capital. The authorized share capital is valid until April 29, 2013. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of ABB. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (i) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (ii) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

Transfer of Shares

The transfer of shares is effected by corresponding entry in the books of a bank or depository institution. An acquirer of shares must file a share registration form in order to be registered in

ABB Ltd's share register (*Aktienbuch*) as a shareholder with voting rights. Failing such registration, the acquirer will not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends, pre-emptive and advanced subscription rights, and liquidation proceeds.

An acquirer of shares will be recorded in ABB Ltd's share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts (nominees), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to recognized bank or financial market supervision.

After having given the registered shareholder or nominee the right to be heard, the board of directors may cancel registrations in the share register retroactive to the date of registration if such registrations were made on the basis of incorrect information. The relevant shareholder or nominee will be informed promptly as to the cancellation. The board of directors will oversee the details and issue the instructions necessary for compliance with the preceding regulations. In special cases, it may grant exemptions from the rule concerning nominees.

Acquirers of registered shares who have chosen to have their shares registered in the share register with Euroclear Sweden AB are not requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders' meeting those acquirers need to be entered in the Euroclear Sweden AB share register in their own name no later than six business days prior to the shareholders' meeting. Uncertificated shares registered with Euroclear Sweden AB may be pledged in accordance with Swedish law.

Except as described in this subsection, neither the Swiss Code of Obligations nor ABB Ltd's Articles of Incorporation limit any right to own ABB Ltd's shares, or any rights of non-resident or foreign shareholders to exercise voting rights of ABB Ltd's shares.

Shareholders' Meetings

Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd's share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) at least 20 days prior to the meeting date. Holders of Euroclear Sweden AB-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB's Web site. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 412,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

The following powers are vested exclusively in the general meeting of the shareholders:

- adoption and amendment of the articles of incorporation,

- election of members of the board of directors and the auditors,
- approval of the annual report and the consolidated financial statements,
- approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends,
- granting discharge to the members of the board of directors and the persons entrusted with management, and
- passing resolutions as to all matters reserved to the authority of the shareholders' meeting by law or under the articles of incorporation or that are submitted to the shareholders' meeting by the board of directors to the extent permitted by law.

There is no provision in ABB Ltd's Articles of Incorporation requiring a quorum for the holding of shareholders' meetings.

Resolutions and elections usually require the approval of an "absolute majority" of the shares represented at a shareholders' meeting (i.e., a majority of the shares represented at the shareholders' meeting with abstentions having the effect of votes against the resolution). If the first ballot fails to result in an election and more than one candidate is standing for election, the presiding officer will order a second ballot in which a relative majority (i.e. a majority of the votes) shall be decisive.

A resolution passed with a qualified majority (at least two-thirds) of the shares represented at a shareholders' meeting is required for:

- a modification of the purpose of ABB Ltd,
- the creation of shares with increased voting powers,
- restrictions on the transfer of registered shares and the removal of those restrictions,
- restrictions on the exercise of the right to vote and the removal of those restrictions,
- an authorized or conditional increase in share capital,
- an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits,
- the restriction or denial of pre-emptive rights,
- a transfer of ABB Ltd's place of incorporation, and
- ABB Ltd's dissolution.

In addition, the introduction of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*), or conversion (*Umwandlung*) of ABB Ltd.

At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, a proxy nominated by ABB Ltd (*Organvertreter*), an independent proxy designated by ABB Ltd (*unabhängiger Stimmrechtsvertreter*) or a depository institution (*Depotvertreter*). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

Only shareholders registered in ABB Ltd's share register with the right to vote are entitled to participate at shareholders' meetings. See "—Transfer of Shares." For practical reasons, shareholders must be registered in the share register with the right to vote no later than six business days prior to a shareholders' meeting in order to be entitled to participate and vote at such shareholders' meeting.

Holders of Euroclear Sweden AB-registered shares are provided with financial and other information on ABB Ltd in the Swedish language in accordance with regulatory requirements and market practice. For shares that are registered in the system of Euroclear Sweden AB in the name of a nominee, such information is to be provided by the nominee.

Net Profits and Dividends

Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves for so long as these reserves amount to less than 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

Under Swiss law, ABB Ltd may pay dividends only if it has sufficient distributable profits from previous fiscal years, or if its reserves are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval at the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. In practice, the shareholders' meeting usually approves the dividend proposal of the board of directors.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations to claim payment of an approved dividend is five years. Dividends not collected within five years after their due date accrue to ABB Ltd and will be allocated to ABB Ltd's other reserves.

Payment of dividends on Euroclear Sweden AB-registered shares is administered by Euroclear Sweden AB and paid out to the holder that is registered with Euroclear Sweden AB on the record date. Through the dividend access facility, shareholders with tax residence in Sweden will be entitled to receive, through the Euroclear Sweden AB system, a dividend in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "—Taxation."

Pre-emptive Rights

Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the Articles of Incorporation of ABB Ltd, pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the board of directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "—Capital Structure."

Advance Subscription Rights

Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "—Capital Structure—Contingent Share Capital."

Borrowing Power

Neither Swiss law nor ABB Ltd's Articles of Incorporation restrict in any way ABB Ltd's power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the board of directors or the executive committee, and no shareholders' resolution is required. The Articles of Incorporation of ABB Ltd do not contain provisions concerning borrowing powers exercisable by its directors or how such borrowings could be varied.

Repurchase of Shares

Swiss law limits a corporation's ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and the aggregate nominal value of such shares does not exceed 10 percent of ABB Ltd's total share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be "outstanding" under Swiss law.

Notices

Written communication by ABB Ltd to its shareholders will be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. To the extent that personal notification is not mandated by law, all communications to the shareholders are validly made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*).

Notices required under the Listing Rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the NASDAQ OMX Stockholm will be published in three national daily Swedish newspapers, as well as on ABB's Web site.

Duration, Liquidation and Merger

The duration of ABB Ltd as a legal entity is unlimited. It may be dissolved at any time by a shareholders' resolution which must be approved by a supermajority of two-thirds of the shares represented at the general meeting of shareholders (this supermajority requirement applies in the event of a dissolution by way of liquidation or a merger where ABB Ltd is not the surviving entity). Dissolution by court order is possible if it becomes bankrupt or if holders of at least 10 percent of its share capital registered in the commercial register can establish cause for dissolution.

Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent (see "—Taxation").

Disclosure of Major Shareholders

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who directly or indirectly acquire or sell shares of a listed Swiss corporation or rights based thereon and thereby reach, exceed or fall below the thresholds of 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 33⅓ percent, 50 percent or 66⅔ percent of the voting rights of the corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

An additional disclosure requirement exists under the Swiss Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5 percent of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report. For a list of our major shareholders, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

Mandatory Offering Rules

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33⅓ percent of the voting rights (whether exercisable or not) of a listed Swiss company have to submit a takeover bid to all remaining shareholders unless the articles of incorporation of the company provide for an alteration of this obligation. ABB Ltd's Articles of Incorporation do not provide for any alterations of the bidder's obligations under the Swiss Stock Exchange Act. The mandatory offer obligation may be waived under certain circumstances, for example if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances.

Other than the rules discussed in this section and in the section above entitled "—Duration, Liquidation and Merger" and "—Shareholder's Meetings" (which reflect mandatory provisions of Swiss law), no provision of ABB Ltd's Articles of Incorporation would operate only with respect to a merger, acquisition or corporate restructuring of ABB (or any of our subsidiaries) and have the effect of delaying, deferring or preventing a change in control of ABB.

Cancellation of Remaining Equity Securities

Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98 percent of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

Directors and Officers

For further information regarding the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees—Corporate Governance—Duties of directors and officers."

Auditors

The auditors are subject to confirmation by the shareholders at the Annual General Meeting on an annual basis. Ernst & Young AG, with its registered head office at Maagplatz 1, P.O. Box, CH-8010 Zurich, Switzerland has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2011, 2010 and 2009.

Ernst & Young AG assumed the auditing mandate of the ABB Group in 1994. The head auditor responsible for the mandate, Nigel Jones, began serving in this function in respect of the financial year ended December 31, 2008. Pursuant to the Articles of Incorporation, the term of office of ABB's auditors is one year.

Ernst & Young AG periodically reads the approved minutes of meetings of our board of directors. Ernst & Young AG is present for parts of the FACC meetings where audit planning is discussed and the results of our internal audit department's audit procedures are presented. Ernst & Young AG also periodically meets with the FACC to discuss the results of its audit procedures.

See "Item 16C. Principal Accountant Fees and Services" for information regarding the fees paid to Ernst & Young AG.

MATERIAL CONTRACTS

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this Annual Report.

Revolving Credit Facility

In November 2010, ABB entered into an amendment to its unsecured syndicated $2-billion three-year revolving credit facility that was originally entered into in October 2009. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.1 to this Annual Report.

Baldor Electric Merger Agreement

In November 2010, ABB Ltd, Baldor Electric Company, and Brock Acquisition Corporation, one of our subsidiaries, entered into an Agreement and Plan of Merger dated as of November 29, 2010, pursuant to which Brock Acquisition Corporation agreed to make a tender offer for $63.50 per share in cash for the outstanding shares of Baldor Electric Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010). The tender offer was completed in January 2011. See Exhibit 4.2 to this Annual Report.

Thomas & Betts Merger Agreement

In January 2012, ABB Ltd, Edison Acquisition Corporation, one of our subsidiaries, and Thomas & Betts Corporation entered into an Agreement and Plan of Merger dated as of January 29, 2012, pursuant to which Edison Acquisition Corporation agreed to acquire the outstanding shares of Thomas & Betts Corporation for $72 per share in cash. The acquisition is subject, among other things, to the approval of the shareholders of Thomas & Betts Corporation. See Exhibit 4.3 to this Annual Report.

Term Credit Agreement

In February 2012, ABB entered into a $4 billion credit agreement for an initial term of 364 days to provide bridge financing for the planned acquisition of Thomas & Betts Corporation. ABB may, under certain circumstances, twice extend amounts outstanding under the credit agreement, each time for a period of 180 days, in an amount of up to $1.5 billion. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.4 to this Annual Report.

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Iran, Iraq, Lebanon, Liberia, Libya, Myanmar, North Korea, Somalia, Sudan, Syria, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens as shareholders to hold shares or to vote.

TAXATION

Swiss Taxation

Withholding Tax on Dividends and Distributions

Dividends paid and similar cash or in-kind distributions that we make to a holder of shares or ADSs (including dividends on liquidation proceeds and stock dividends and taxable income resulting from partial liquidation) are subject to a Swiss federal withholding tax at a rate of 35 percent. A repurchase of shares by us for the purpose of a capital reduction is defined as a partial liquidation of the Company. In this case, the difference between the nominal value of the shares and their repurchase price is qualified as taxable income. The same would be true upon a repurchase of shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if 10 percent of outstanding shares were exceeded. We must withhold the tax from the gross distribution and pay it to the Swiss Federal Tax Administration. A reduction of the shares' nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax. As a result of the Swiss corporate tax reform II entered into force on January 1, 2011, qualifying contributions from the shareholders exceeding the nominal share capital can be distributed without deduction of Swiss withholding tax.

Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

The Convention between the Swiss Confederation and the United States of America for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares or ADSs if they qualify for benefits under the Treaty. U.S. resident individuals and U.S. corporations holding less than 10 percent of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15 percent of the gross dividend. U.S. corporations holding 10 percent or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5 percent of the gross dividend. Qualifying U.S. pension or other retirement arrangements that do not control the Company are entitled to seek a full refund of withholding tax.

Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland, no later than December 31 of the third year following the calendar year in which the dividend or similar distribution became payable. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals; 82R for regulated investment companies (RICs)). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source (including tax voucher issued by the custodian bank).

Stamp Duties upon Transfer of Securities

The sale of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15 percent calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares or ADSs by or through a member of the SIX Swiss Exchange may be subject to a stock exchange levy.

United States Taxes

The following is a summary of the material U.S. federal income tax consequences of the ownership by U.S. holders (defined below) of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that U.S. holders hold shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as U.S. expatriates, dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks and other financial institutions, regulated investment companies, traders in securities that elect to apply a mark to market method of accounting, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes and persons who are not U.S. holders. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

This summary is based (1) on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this registration statement and (2) in part, on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. The U.S. tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a U.S. holder is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is:

- a citizen or resident of the United States,
- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state, including the District of Columbia,

- an estate if its income is subject to U.S. federal income taxation regardless of its source, or
- a trust if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of its substantial decisions.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares or ADSs, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs you should consult your tax advisor.

Each prospective purchaser should consult the purchaser's tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of shares or ADSs.

Ownership of ADSs in General

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by the ADSs.

The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of those receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Swiss taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

In general, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles).

Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions received before January 1, 2013, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2011. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

Dividends paid to U.S. corporate holders will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

If you are a U.S. holder and distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, then the excess generally would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital generally would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

If you are a U.S. holder, then dividends paid in Swiss francs, including the amount of any Swiss taxes withheld from the dividends, will be included in your gross income in an amount equal to the U.S. dollar value of the Swiss francs calculated by reference to the spot exchange rate in effect on the day the dividends are includible in income. In the case of ADSs, dividends generally are includible in income on the date they are received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends paid in Swiss francs are converted into U.S. dollars on the day they are includible in income, then you generally should not be required to recognize foreign currency gain or loss with respect to the conversion. However, any gains or losses resulting from the conversion of Swiss francs between the time of the receipt of dividends paid in Swiss francs and the time the Swiss francs are converted into U.S. dollars will be treated as ordinary income or loss to you, as the case may be. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

If you are a U.S. holder, then you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above.

If you are a U.S. holder, then dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. However, to the extent that you would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.—Switzerland tax treaty, you may not be eligible for a U.S. foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim the refund. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents." The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Sale or Exchange of Shares or ADSs

If you are a U.S. holder that holds shares or ADSs as capital assets, then you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain is generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the shares or ADSs exceeds one year (i.e., long-term capital gains). If you are a U.S. holder, then the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes.

If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, then you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADSs, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts must pay a 3.8 percent tax on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. holder's net investment income will generally include its dividend income and its net gains from the disposition of shares or ADSs, unless such income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in shares or ADSs.

Backup Withholding and Information Reporting

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. holder that provides an appropriate certification, and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the U.S. Internal Revenue Service. The current backup withholding tax rate is 28 percent.

THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF SHARES OR ADSs. PROSPECTIVE PURCHASERS OF SHARES OR ADSs SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site at *www.sec.gov* that contains reports and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information we submit to the Commission may be accessed through this Web site. In addition, material that we file can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure

The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management and other global financial services to the ABB Group companies. We do not permit proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

The Group Treasury function maintains risk management control systems to monitor foreign exchange and interest rate risks and exposures arising from our underlying business, as well as the associated hedge positions. Such exposures are governed by written policies. Financial risks are monitored using a number of analytical techniques including market value and sensitivity analysis. The following quantitative analyses are based on sensitivity analysis tests, which assume parallel shifts of interest rate yield curves, and foreign exchange rates and equity prices.

Currency Fluctuations and Foreign Exchange Risk

It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of certain financing subsidiaries and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency. Our policies require our subsidiaries to hedge all contracted foreign exchange exposures, as well as a portion of their forecast exposures, against their local currency. These transactions are undertaken mainly with our Group Treasury function.

We have foreign exchange transaction exposures related to our global operating and financing activities in currencies other than the functional currency in which our entities operate. Specifically, we are exposed to foreign exchange risk related to future earnings, assets or liabilities denominated in foreign currencies. The most significant currency exposures relate to operations in Germany, Sweden and Switzerland. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into our reporting currency, which is the U.S. dollar.

Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Group Treasury function, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Group Treasury function, but create no additional market risk to our consolidated results. The Group Treasury function then manages this risk by entering into offsetting transactions with third-party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks associated with their financing of other ABB companies. For certain third-party non-U.S. dollar denominated debt, we use cross currency swaps to hedge the currency risk and effectively convert the debt into U.S. dollar obligations. These swap contracts have maturity dates that exactly match the associated debt.

As of December 31, 2011 and 2010, the net fair value of financial instruments with exposure to foreign currency rate movements was $172 million and $2,383 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $542 million and $566 million for December 31, 2011 and

2010, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with, and receive funding from, our Group Treasury function on an arm's length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Group Treasury function. The Group Treasury function adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital.

As of December 31, 2011 and 2010, the net fair value of interest rate instruments was $1,545 million and $6,877 million, respectively. The potential loss in fair value for such instruments from a hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the interest rate) would be approximately $125 million and $38 million, for December 31, 2011 and 2010, respectively. The increase in interest rate risk is primarily due to the issuance during 2011 of fixed rate long-term bonds that were not swapped. If interest rate risk would be calculated, as in the prior year, as the potential reduction in earnings from a 100 basis points downward shift in interest rates on an interest bearing net asset position of $1,969 million and $6,573 million, at December 31, 2011 and 2010, respectively, then the reduction in earnings would be $20 million and $66 million, for December 31, 2011 and 2010, respectively.

Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2011 and 2010, the net fair value of equity risk sensitive instruments was $39 million and $65 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $12 million and $14 million, for December 31, 2011 and 2010, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2011 and 2010, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $21 million and $45 million, respectively, and the corresponding amount of potential loss in fair value was $10 million and $12 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2011 and 2010, the net fair value of commodity derivatives was $(32) million and $44 million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $38 million and $25 million for December 31, 2011 and 2010, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12. Description of Securities Other Than Equity Securities

American Depositary Shares

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn may charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

Depositary Payments

In 2011, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, included principally the specific costs set forth below:

	2011
	($ in thousands)
Listing fees (NYSE)	220
Proxy process expenses (printing, postage and distribution)	240
Investor relations efforts including non-deal roadshows/investor conferences, IR agency fees, etc.	710

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures.

We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Joe Hogan, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2011. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Management's annual report on internal control over financial reporting.

The Board of Directors and management of the ABB Group are responsible for establishing and maintaining adequate internal control over financial reporting. The ABB Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2011 which is included in Item 18: Financial Statements.

(c) Changes in internal control.

Since 2008, the ABB Group has been standardizing and consolidating its financial accounting and reporting processes through the integration of its various ERP systems into country-wide ERP's in a number of specific countries. A significant portion of these system integrations were completed in 2008 and 2009, and a small number of remaining system integrations were completed during 2010. As a follow-up initiative, the ABB Group has started in 2010, a new initiative to standardize the internal control over financial reporting across its Shared Accounting Services Centers. This initiative is expected to be completed by the end of 2012. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

Item 15T. Controls and Procedures

Not applicable.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Louis R. Hughes, Jacob Wallenberg and Roger Agnelli, who serve on our audit committee, are independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and are audit committee financial experts.

Item 16B. Code of Ethics

Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our Web site in the section "Corporate governance—Further information on corporate governance" at *www.abb.com/investorcenter*.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Fees for audit services provided by Ernst & Young totaled approximately $27 million in each of 2011 and 2010. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

Audit-Related Fees

Fees for audit-related services provided by Ernst & Young totaled approximately $4 million and $5 million in 2011 and 2010, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

Tax Fees

Fees for tax services provided by Ernst & Young totaled approximately $3 million and $2 million in 2011 and 2010, respectively, representing tax compliance fees as well as tax advice and planning fees.

All Other Fees

Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0.7 million and $0.1 million in 2011 and 2010, respectively.

Pre-Approval Procedures and Policies

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2011 and 2010, as discussed above in this Item 16C, were approved by the FACC.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchase of Equity Securities by Issuer & Affiliated Purchases

During 2011, no purchases of ABB Ltd. equity securities were made by ABB on the open market.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

- Swiss law requires that our external auditors be elected by our shareholders at our Annual General Meeting rather than by the finance and audit committee or the board of directors.
- The Standards require that all equity compensation plans and material revisions thereto be approved by the shareholders. Consistent with Swiss law such matters are decided by our Board. However, the shareholders decide about the creation of new share capital that can be used in connection with equity compensation plans.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 to F-90, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

Item 19. Exhibits

1.1 Articles of Incorporation of ABB Ltd as amended to date. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by ABB Ltd on February 10, 2012.

2.1 Form of Amended and Restated Deposit Agreement, by and among ABB Ltd, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). Incorporated by reference to Exhibit (a) to Form F-6EF (File No. 333-147488) filed by ABB Ltd on November 19, 2007.

2.2 Form of American Depositary Receipt (included in Exhibit 2.1).

4.1 $2,000,000,000 Multicurrency Revolving Credit Agreement amendment, dated as of November 16, 2010, amending the facility originally entered into, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, approximately 30 banks as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and Nordea Bank AB (publ), as SEK swingline agent. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed by ABB Ltd on March 17, 2011.

4.2 Agreement and Plan of Merger dated as of November 29, 2010, entered into by and among ABB Ltd, Baldor Electric Company, and Brock Acquisition Corporation, one of ABB Ltd's subsidiaries, pursuant to which Brock Acquisition Corporation agreed to make a tender offer for the outstanding shares of Baldor Electric Corporation. Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010.

4.3 Agreement and Plan of Merger dated as of January 29, 2012, entered into by and among ABB Ltd, Thomas & Betts Corporation, and Edison Acquisition Corporation, one of ABB Ltd's subsidiaries, pursuant to which Edison Acquisition Corporation agreed to acquire the outstanding shares of Thomas & Betts Corporation. Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Thomas & Betts Corporation with the Securities and Exchange Commission on January 30, 2012.

4.4 $4,000,000,000 Term Credit Agreement dated as of February 11, 2012, as amended on March 6, 2012, entered into by and among ABB Ltd as guarantor, ABB Treasury Center (USA), Inc. as borrower, and Banc of America Securities Limited as initial mandated lead arranger.

8.1 Subsidiaries of ABB Ltd as of February 29, 2012.

12.1 Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2 Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1 Consent of Independent Registered Public Accounting Firm.

---

* This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

101 The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Income Statements, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Notes to the Consolidated Financial Statements, tagged as blocks of text, (vi) each significant accounting policy within "Note 2 Significant accounting policies", tagged as a single block of text, (vii) each table in the Notes to the Consolidated Financial Statements, tagged as a separate block of text and, (viii) each amount in the Notes to the Consolidated Financial Statements, tagged separately. ***Furnished electronically herewith.***

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABB LTD

By: /s/ MICHEL DEMARÉ

Name: Michel Demaré
Title: *Executive Vice President and Chief Financial Officer*

By: /s/ RICHARD A. BROWN

Name: Richard A. Brown
Title: *Group Senior Vice President and Chief Counsel Corporate & Finance*

Date: March 15, 2012.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of management on internal control over financial reporting

The Board of Directors and management of ABB Ltd and its consolidated subsidiaries ("ABB") are responsible for establishing and maintaining adequate internal control over financial reporting. ABB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with ABB's policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2011, which is included on page F-4 of this Annual Report.

/s/ JOE HOGAN

Chief Executive Officer

/s/ MICHEL DEMARÉ

Chief Financial Officer

Zurich, March 15, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 15, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

We have audited ABB Ltd's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of ABB Ltd and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 15, 2012

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2011	2010	2009
Sales of products	31,875	26,291	26,820
Sales of services	6,115	5,298	4,975
Total revenues	**37,990**	**31,589**	**31,795**
Cost of products	(22,649)	(18,607)	(19,057)
Cost of services	(3,907)	(3,453)	(3,413)
Total cost of sales	**(26,556)**	**(22,060)**	**(22,470)**
Gross profit	**11,434**	**9,529**	**9,325**
Selling, general and administrative expenses	(5,373)	(4,615)	(4,491)
Non-order related research and development expenses	(1,371)	(1,082)	(1,037)
Other income (expense), net	(23)	(14)	329
Earnings before interest and taxes	**4,667**	**3,818**	**4,126**
Interest and dividend income	90	95	121
Interest and other finance expense	(207)	(173)	(127)
Income from continuing operations before taxes	**4,550**	**3,740**	**4,120**
Provision for taxes	(1,244)	(1,018)	(1,001)
Income from continuing operations, net of tax	**3,306**	**2,722**	**3,119**
Income from discontinued operations, net of tax	9	10	17
Net income	**3,315**	**2,732**	**3,136**
Net income attributable to noncontrolling interests	(147)	(171)	(235)
Net income attributable to ABB	**3,168**	**2,561**	**2,901**
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	3,159	2,551	2,884
Net income	3,168	2,561	2,901
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.12	1.26
Net income	1.38	1.12	1.27
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.11	1.26
Net income	1.38	1.12	1.27
Weighted-average number of shares outstanding (in millions) used to compute:			
Basic earnings per share attributable to ABB shareholders	2,288	2,287	2,284
Diluted earnings per share attributable to ABB shareholders	2,291	2,291	2,288

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2011	2010
Cash and equivalents	4,819	5,897
Marketable securities and short-term investments	948	2,713
Receivables, net	10,773	9,970
Inventories, net	5,737	4,878
Prepaid expenses	227	193
Deferred taxes	932	896
Other current assets	351	801
Total current assets	**23,787**	**25,348**
Property, plant and equipment, net	4,922	4,356
Goodwill	7,269	4,085
Other intangible assets, net	2,253	701
Prepaid pension and other employee benefits	139	173
Investments in equity-accounted companies	156	19
Deferred taxes	318	846
Other non-current assets	804	767
Total assets	**39,648**	**36,295**
Accounts payable, trade	4,789	4,555
Billings in excess of sales	1,819	1,730
Employee and other payables	1,361	1,526
Short-term debt and current maturities of long-term debt	765	1,043
Advances from customers	1,757	1,764
Deferred taxes	305	357
Provisions for warranties	1,324	1,393
Provisions and other current liabilities	2,619	2,726
Accrued expenses	1,822	1,644
Total current liabilities	**16,561**	**16,738**
Long-term debt	3,231	1,139
Pension and other employee benefits	1,487	831
Deferred taxes	537	411
Other non-current liabilities	1,496	1,718
Total liabilities	**23,312**	**20,837**
Commitments and contingencies		
Stockholders' equity:		
Capital stock and additional paid-in capital (2,314,743,264 and 2,308,782,064 issued shares at December 31, 2011 and 2010, respectively)	1,621	1,454
Retained earnings	16,988	15,389
Accumulated other comprehensive loss	(2,408)	(1,517)
Treasury stock, at cost (24,332,144 and 25,317,453 shares at December 31, 2011 and 2010, respectively)	(424)	(441)
Total ABB stockholders' equity	**15,777**	**14,885**
Noncontrolling interests	559	573
Total stockholders' equity	**16,336**	**15,458**
Total liabilities and stockholders' equity	**39,648**	**36,295**

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd
Consolidated Statements of Cash Flows
Year ended December 31 ($ in millions)

	2011	2010	2009
Operating activities:			
Net income	3,315	2,732	3,136
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	995	702	655
Pension and other employee benefits	(49)	(51)	(28)
Deferred taxes	(34)	151	(56)
Net gain from sale of property, plant and equipment	(47)	(39)	(15)
Loss (income) from equity-accounted companies	(4)	(3)	2
Other	111	106	(6)
Changes in operating assets and liabilities:			
Trade receivables, net	(731)	(407)	256
Inventories, net	(600)	(264)	1,130
Trade payables	213	678	(718)
Billings in excess of sales	150	89	295
Provisions, net	(391)	(69)	(241)
Advances from customers	47	(25)	(316)
Other assets and liabilities, net	637	597	(67)
Net cash provided by operating activities	**3,612**	**4,197**	**4,027**
Investing activities:			
Purchases of marketable securities (available-for-sale)	(2,809)	(3,391)	(243)
Purchases of marketable securities (held-to-maturity)	—	(65)	(918)
Purchases of short-term investments	(142)	(2,165)	(3,824)
Purchases of property, plant and equipment and intangible assets	(1,021)	(840)	(967)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(4,020)	(1,313)	(161)
Proceeds from sales of marketable securities (available-for-sale)	3,717	807	79
Proceeds from maturity of marketable securities (available-for-sale)	483	531	855
Proceeds from maturity of marketable securities (held-to-maturity)	—	290	730
Proceeds from short-term investments	529	3,276	2,253
Proceeds from sales of property, plant and equipment	57	47	36
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	8	83	16
Changes in financing and other non-current receivables, net	(55)	(7)	(28)
Net cash used in investing activities	**(3,253)**	**(2,747)**	**(2,172)**
Financing activities:			
Net changes in debt with maturities of 90 days or less	450	52	(59)
Increase in debt	2,580	277	586
Repayment of debt	(2,576)	(497)	(705)
Issuance of shares	105	16	89
Transactions in treasury shares	5	(166)	—
Dividends paid	(1,569)	—	—
Dividends paid in the form of nominal value reduction	—	(1,112)	(1,027)
Acquisition of noncontrolling interests	(13)	(956)	(48)
Dividends paid to noncontrolling shareholders	(157)	(193)	(193)
Other	(33)	49	8
Net cash used in financing activities	**(1,208)**	**(2,530)**	**(1,349)**
Effects of exchange rate changes on cash and equivalents	(229)	(142)	214
Net change in cash and equivalents—continuing operations	**(1,078)**	**(1,222)**	**720**
Cash and equivalents, beginning of period	5,897	7,119	6,399
Cash and equivalents, end of period	**4,819**	**5,897**	**7,119**
Supplementary disclosure of cash flow information:			
Interest paid	165	94	156
Taxes paid	1,305	884	1,090

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2011, 2010 and 2009 ($ in millions)

			Accumulated other comprehensive loss								
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other post-retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Non-controlling interests	Total stockholders' equity
Balance at January 1, 2009	**4,841**	**9,927**	**(1,654)**	**83**	**(978)**	**(161)**	**(2,710)**	**(900)**	**11,158**	**612**	**11,770**
Comprehensive income:											
Net income		2,901							**2,901**	235	**3,136**
Foreign currency translation adjustments			598				**598**		**598**	12	**610**
Effect of change in fair value of available-for-sale securities (net of tax of $26)				(63)			**(63)**		**(63)**		**(63)**
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $3)					(90)		**(90)**		**(90)**	(2)	**(92)**
Change in derivatives qualifying as cash flow hedges (net of tax of $(54))						181	**181**		**181**		**181**
Total comprehensive income									**3,527**	**245**	**3,772**
Changes in noncontrolling interests	(49)								**(49)**	20	**(29)**
Dividends paid to noncontrolling shareholders									**—**	(194)	**(194)**
Dividends paid in the form of nominal value reduction	(1,024)								**(1,024)**		**(1,024)**
Treasury stock transactions	(3)							3	**—**		**—**
Share-based payment arrangements	66								**66**		**66**
Issuance of shares	90								**90**		**90**
Call options	22								**22**		**22**
Balance at December 31, 2009	**3,943**	**12,828**	**(1,056)**	**20**	**(1,068)**	**20**	**(2,084)**	**(897)**	**13,790**	**683**	**14,473**
Comprehensive income:											
Net income		2,561							**2,561**	171	**2,732**
Foreign currency translation adjustments			349				**349**		**349**	21	**370**
Effect of change in fair value of available-for-sale securities (net of tax of $(2))				(2)			**(2)**		**(2)**		**(2)**
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(25))					148		**148**		**148**	(3)	**145**
Change in derivatives qualifying as cash flow hedges (net of tax of $(19))						72	**72**		**72**		**72**
Total comprehensive income									**3,128**	**189**	**3,317**
Changes in noncontrolling interests	(836)								**(836)**	(110)	**(946)**
Dividends paid to noncontrolling shareholders									**—**	(189)	**(189)**
Dividends paid in the form of nominal value reduction	(1,112)								**(1,112)**		**(1,112)**
Cancellation of shares repurchased under buyback program	(619)							619	**—**		**—**
Treasury stock transactions								(228)	**(228)**		**(228)**
Share-based payment arrangements	66								**66**		**66**
Issuance of shares	13							65	**78**		**78**
Call options	(1)								**(1)**		**(1)**
Balance at December 31, 2010	**1,454**	**15,389**	**(707)**	**18**	**(920)**	**92**	**(1,517)**	**(441)**	**14,885**	**573**	**15,458**
Comprehensive income:											
Net income		3,168							**3,168**	147	**3,315**
Foreign currency translation adjustments			(261)				**(261)**		**(261)**	(14)	**(275)**
Effect of change in fair value of available-for-sale securities (net of tax of $1)				2			**2**		**2**		**2**
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $154)					(552)		**(552)**		**(552)**	3	**(549)**
Change in derivatives qualifying as cash flow hedges (net of tax of $29)						(80)	**(80)**		**(80)**		**(80)**
Total comprehensive income									**2,277**	**136**	**2,413**
Changes in noncontrolling interests	(3)								**(3)**	7	**4**
Dividends paid to noncontrolling shareholders									**—**	(157)	**(157)**
Dividends paid		(1,569)							**(1,569)**		**(1,569)**
Treasury stock transactions	(12)							17	**5**		**5**
Share-based payment arrangements	67								**67**		**67**
Issuance of shares	105								**105**		**105**
Call options	(9)								**(9)**		**(9)**
Replacement options issued in connection with acquisition	19								**19**		**19**
Balance at December 31, 2011	**1,621**	**16,988**	**(968)**	**20**	**(1,472)**	**12**	**(2,408)**	**(424)**	**15,777**	**559**	**16,336**

See accompanying Notes to the Consolidated Financial Statements

Note 1—The Company

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company has a global integrated risk management process. Once a year, the board of directors of ABB Ltd performs a risk assessment in accordance with the Company's risk management processes and discusses appropriate actions, if necessary.

Note 2—Significant accounting policies

The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with United States of America (United States or U.S.) generally accepted accounting principles (U.S. GAAP) and are presented in United States dollars ($ or USD) unless otherwise stated. The par value of capital stock is denominated in Swiss francs.

Scope of consolidation

The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled by ABB Ltd. Additionally, the Company consolidates variable interest entities if it has determined that it is the primary beneficiary. Intercompany accounts and transactions are eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

Certain amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation. These changes primarily relate to non-current assets, where the line "Financing receivables, net" has been included in "Other non-current assets" and the basis of presentation of segment results (see Note 22).

Operating cycle

A portion of the Company's activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

Note 2—Significant accounting policies (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The most significant, difficult and subjective of such accounting assumptions and estimates include:

- assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,
- estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,
- assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
- recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),
- growth rates, discount rates and other assumptions used in testing goodwill for impairment,
- assumptions used in determining inventory obsolescence and net realizable value,
- estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,
- growth rates, discount rates and other assumptions used to determine impairments of long-lived assets, and
- assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company's estimates and assumptions.

Cash and equivalents

Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where the Company operates. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred abroad from these countries and are therefore deposited and used for working capital needs locally. These funds are included in cash and equivalents as they are not considered restricted.

Marketable securities and short-term investments

Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under the effective interest method. Such accretion or amortization is included in "Interest

Note 2—Significant accounting policies (Continued)

and dividend income". Marketable debt and equity securities not classified as held-to-maturity are classified as available-for-sale.

Marketable debt and equity securities classified as available-for-sale at the time of purchase are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the "Accumulated other comprehensive loss" component of stockholders' equity, net of tax, until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities, using the specific identification method.

The Company performs a periodic review of its debt and equity securities to determine whether an other-than-temporary impairment has occurred. Generally, when an individual security has been in an unrealized loss position for an extended period of time, the Company evaluates whether an impairment has occurred. The evaluation is based on specific facts and circumstances at the time of assessment, which include general market conditions, and the duration and extent to which the fair value is below cost.

If the fair value of a debt security is less than its amortized cost, then an other-than-temporary impairment for the difference is recognized if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost base or (iii) a credit loss exists in so far as the Company does not expect to recover the entire recognized amortized cost of the security. Impairment charges relating to such credit losses are recognized in "Interest and other finance expense" while impairments related to all other factors are recognized in "Accumulated other comprehensive loss".

In addition, for equity securities, the Company assesses whether the cost value will recover within the near-term and whether the Company has the intent and ability to hold that equity security until such recovery occurs. If an other-than-temporary impairment is identified, the security is written down to its fair value through earnings.

Marketable debt and equity securities are generally classified as either "Cash and equivalents" or "Marketable securities and short-term investments" according to their maturity at the time of acquisition. Any marketable securities held as a long-term investment rather than as an investment of excess liquidity, are classified as "Other non-current assets". Other-than-temporary impairments relating to these investments are reported in either "Other income (expense), net" for equity securities or "Interest and other finance expense" for debt securities.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in Notes 7 and 9.

Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Note 2—Significant accounting policies (Continued)

Concentrations of credit risk

The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed to determine whether the use of credit support instruments such as guarantees, letters of credit or credit insurance are necessary; collateral is not generally required. The Company maintains reserves for potential credit losses as discussed above in Accounts receivable and allowance for doubtful accounts. Such losses, in the aggregate, are in line with the Company's expectations.

It is the Company's policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in time deposits or other liquid investments. The Company has not incurred significant credit losses related to such investments.

The Company's exposure to credit risk on derivative financial instruments is the risk that the counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most derivative counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. In the Consolidated Financial Statements derivative transactions are presented on a gross basis.

Revenue recognition

The Company generally recognizes revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. With regards to the sale of products, delivery is not considered to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. The Company uses various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) in its sales of products to third-party customers, such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, the Company generally has no further contractual performance obligations that would preclude revenue recognition.

Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to the Company's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

Note 2—Significant accounting policies (Continued)

Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or the Company has demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a stand-alone service or as part of a service contract.

Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method. Under this method revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software products, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

The Company offers multiple element arrangements to meet its customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. If certain criteria are met, the Company allocates revenues to each delivery of product or performance of service based on the individual elements' relative fair value. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects the Company's best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement consideration at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the

Note 2—Significant accounting policies (Continued)

Company and its customers, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

Contract loss provisions

Losses on contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

Shipping and handling costs

Shipping and handling costs are recorded as a component of cost of sales.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method, the weighted-average cost method, or in certain circumstances (for example, where the completed-contract method of revenue recognition is used) the specific identification method. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads. Adjustments to reduce the cost of inventory to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

Impairment of long-lived assets

Long-lived assets that are held and used are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined using a market, income and/ or cost approach.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

- factories and office buildings: 30 to 40 years,
- other facilities: 15 years,
- machinery and equipment: 3 to 15 years,
- furniture and office equipment: 3 to 8 years,
- leasehold improvements are depreciated over their estimated useful life or, for operating leases, over the lease term, if shorter.

Goodwill and other intangible assets

Goodwill is tested for impairment annually as of October 1 or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company performs a

Note 2—Significant accounting policies (Continued)

two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review, the reporting units were the same as the operating segments for Power Systems, Discrete Automation and Motion, and Low Voltage Products, while for the Power Products and Process Automation operating segments, the reporting units were determined to be one level below the operating segment. The Company determines the fair value of its reporting units based on the income approach whereby the fair value of each reporting unit is calculated based on the present value of future cash flows. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit or its carrying amount is zero or negative and it is more likely than not that a goodwill impairment exists then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

The cost of acquired intangible assets with a finite life is amortized using a method of amortization that reflects the pattern of intangible assets' expected contributions to future cash flows. If that pattern cannot be reliably determined, the straight-line method is used. The amortization periods range from 3 to 5 years for software and from 5 to 20 years for customer-, technology- and marketing-related intangibles. Intangible assets with a finite life are tested for impairment upon the occurrence of certain triggering events.

Capitalized software costs

Software for internal use

Costs incurred in the application development stage until the software is substantially complete are capitalized and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years.

Software to be sold

Costs incurred after the software has demonstrated its technological feasibility until the product is available for general release to the customers are capitalized and amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value. If the unamortized cost of software to be sold exceeds its net realizable value, the Company records an impairment charge equal to the difference.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage currency, commodity, interest rate and equity exposures, arising from its global operating, financing and investing activities (see Note 5).

The Company recognizes all derivatives, other than certain derivatives indexed to the Company's own stock, at fair value in the Consolidated Balance Sheets. Derivatives that are not designated as hedging instruments are reported at fair value with derivative gains and losses reported through earnings and classified consistent with the nature of the underlying transaction. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the

Note 2—Significant accounting policies (Continued)

derivatives will either be offset against the change in fair value of the hedged item attributable to the risk being hedged through earnings (in the case of a fair value hedge) or recognized in "Accumulated other comprehensive loss" until the hedged item is recognized in earnings (in the case of a cash flow hedge). The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

Gains or losses from derivatives designated as hedging instruments in a fair value hedge are reported through earnings and classified consistent with the nature of the underlying hedged transaction. Where derivative financial instruments have been designated as cash flow hedges of forecasted transactions and such forecasted transactions are no longer probable of occurring, hedge accounting is discontinued and any derivative gain or loss previously included in "Accumulated other comprehensive loss" is reclassified into earnings consistent with the nature of the original forecasted transaction.

Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics, accounted for as separate derivative instruments and shown at their fair value in the balance sheet with changes in their fair value reported in earnings consistent with the nature of the commercial contract to which they relate.

Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item, primarily within "Net cash provided by operating activities".

Leases

The Company leases primarily real estate and office equipment. Rental expense for operating leases is recorded on a straight-line basis over the life of the lease term. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Amounts due under capital leases are recorded as a liability. The interest in assets acquired under capital leases is recorded as property, plant and equipment. Depreciation and amortization of assets recorded under capital leases is included in depreciation and amortization expense.

Sale-leasebacks

The Company occasionally enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of these assets may not occur and then the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized upon inception. The lease of the asset is accounted for as either an operating lease or a capital lease, depending upon its specific terms.

Note 2—Significant accounting policies (Continued)

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company's subsidiaries is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in "Accumulated other comprehensive loss" until the subsidiary is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in "Accumulated other comprehensive loss". Exchange gains and losses recognized in earnings are included in "Total revenues", "Total cost of sales", "Selling, general and administrative expenses" or "Interest and other finance expense" consistent with the nature of the underlying item.

Income taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. For financial statement purposes, the Company records a deferred tax asset when it determines that it is more likely than not that the deduction will be sustained based upon the deduction's technical merit. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Deferred taxes are provided on unredeemed retained earnings of the Company's subsidiaries. However, deferred taxes are not provided on such unredeemed retained earnings to the extent it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based upon its evaluations of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

Note 2—Significant accounting policies (Continued)

The Company applies a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement.

Expense related to tax penalties is classified in the Consolidated Income Statements as "Provision for taxes", while interest thereon is classified as "Interest and other finance expense".

Research and development

Research and development costs not related to specific customer orders are generally expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. See further discussion related to earnings per share in Note 20 and further discussion of the potentially dilutive securities in Note 18.

Share-based payment arrangements

The Company has various share-based payment arrangements for its employees, which are described more fully in Note 18. Such arrangements are accounted for under the fair value method. For awards that are equity-settled, total compensation is measured at grant date, based on the fair value of the award at that date, and recorded in income over the period the employees are required to render service. For awards that are cash-settled, compensation is initially measured at grant date and subsequently remeasured at each reporting period, based on the fair value and vesting percentage of the award at each of those dates, with changes in the liability recorded in earnings.

Fair value measures

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, equity and interest rate derivatives, as well as available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable

Note 2—Significant accounting policies (Continued)

market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures, and certain government securities.

Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain government securities, corporate debt securities, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan (MIP), bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Disclosures about the Company's fair value measurements of assets and liabilities are included in Note 6.

Note 2—Significant accounting policies (Continued)

Contingencies and asset retirement obligations

The Company is subject to proceedings, litigation or threatened litigation and other claims and inquiries, related to taxes other than income tax, environmental, labor, product, regulatory and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

The Company records a provision for its contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using the Company's best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, the Company may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, the Company records such amounts only when it is probable that they will be collected.

The Company provides for anticipated costs for warranties when it recognizes revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in the Company's products. The Company makes individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities.

The Company may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of its business or have other asset retirement obligations. In some cases, the timing or the method of settlement, or both, are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. Asset retirement provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pensions and other postretirement benefits

The Company has a number of defined benefit pension and other postretirement plans. The Company recognizes an asset for such a plan's overfunded status or a liability for such a plan's underfunded status in its Consolidated Balance Sheets. Additionally, the Company measures such a plan's assets and obligations that determine its funded status as of the end of the year and recognizes the changes in the funded status in the year in which the changes occur. Those changes are reported in "Accumulated other comprehensive loss" and as a separate component of stockholders' equity.

The Company uses actuarial valuations to determine its pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. Current market conditions are considered in selecting these assumptions.

Note 2—Significant accounting policies (Continued)

The Company's various pension plan assets are assigned to their respective levels in the fair value hierarchy in accordance with the valuation principles described in the "Fair value measures" section above.

See Note 17 for further discussion of the Company's employee benefit plans.

Business combinations

Assets acquired and liabilities assumed in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in income. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships, in-process research and development and capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See the "Goodwill and other intangible assets" section above. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs are generally expensed in periods subsequent to the acquisition date. Changes in valuation allowances on acquired deferred tax assets that occur after the measurement period (a period of up to 12 months after the acquisition date during which the acquirer may adjust the provisional acquisition amounts) are recognized in income. Upon gaining control of an entity in which an equity method or cost basis investment was held by the Company, the carrying value of that investment is adjusted to fair value with the related gain or loss recorded in income.

New accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances and settlements of Level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. The adoption of this update did not result in additional disclosures for 2011, as there were no significant financial assets and liabilities measured at fair value using Level 3 of the fair value hierarchy within the scope of this update.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. See Note 7 for these disclosures.

Revenue recognition for multiple deliverable arrangements

The Company adopted an accounting standard update on revenue recognition for multiple deliverable arrangements, for such arrangements entered into or materially modified by the Company on or after January 1, 2011. This update amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling

Note 2—Significant accounting policies (Continued)

price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. This update also:

- eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and
- expands the disclosure requirements regarding a vendor's multiple-deliverable revenue arrangements.

The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Revenue arrangements that include software elements

The Company adopted an accounting standard update for certain revenue arrangements that include software elements, entered into or materially modified by the Company on or after January 1, 2011. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Goodwill impairment test for reporting units with zero or negative carrying amounts

As of January 1, 2011, the Company adopted an accounting standard update which clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Disclosure of supplementary pro forma information for business combinations

For business combinations entered into on or after January 1, 2011, that are material on an individual or aggregate basis, the Company has adopted an accounting standard update that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 3 for pro forma disclosures related to the acquisition of Baldor Electric Company (Baldor).

Note 2—Significant accounting policies (Continued)

A creditor's determination of whether a restructuring is a troubled debt restructuring

As of July 1, 2011, the Company adopted an accounting standard update that provides clarifying guidance regarding whether a restructuring of receivables constitutes a troubled debt restructuring and requires additional disclosures. The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Disclosures about an employer's participation in a multiemployer plan

As of December 31, 2011, the Company adopted an accounting standard update that requires additional quantitative and qualitative disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. The adoption of this update did not result in additional disclosures for 2011, as the Company's participation in multiemployer plans was not significant.

Applicable for future periods

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In May 2011, an accounting standard update was issued that provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for the Company for periods beginning January 1, 2012. The Company does not believe that this update will have a significant impact on its Consolidated Financial Statements.

Presentation of comprehensive income

In June 2011, an accounting standard update was issued regarding the presentation of comprehensive income. This was revised in a further update in December 2011. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective for the Company for periods beginning January 1, 2012, and are applicable retrospectively. Upon adoption, the Company will present two separate but consecutive statements.

Testing goodwill for impairment

In September 2011, an accounting standard update was issued regarding the testing of goodwill for impairment. Under the update, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company would not be required to calculate the fair value of a reporting unit unless it determines,

Note 2—Significant accounting policies (Continued)

based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount. The update includes examples of events and circumstances to be considered in conducting the qualitative assessment. This update is effective for the Company for periods beginning January 1, 2012. The Company does not believe that this update will have a significant impact on its Consolidated Financial Statements.

Disclosures about offsetting assets and liabilities

In December 2011, an accounting standard update was issued regarding disclosures about amounts of financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company is currently evaluating the impact of this additional disclosure requirement.

Note 3—Acquisitions, increases in controlling interests and divestments

Acquisitions

Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2011	2010	2009
Acquisitions (net of cash acquired)[1]	3,805	1,275	159
Aggregate excess of purchase price over fair value of net assets acquired[2]	3,261	1,091	147
Number of acquired businesses	10	9	8

(1) Excluding changes in cost and equity investments but including, in 2011, $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date.

(2) Recorded as goodwill (see Note 11).

In the table above, the "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" amounts for 2011 relate primarily to the acquisitions of Baldor and Mincom, while for 2010, these amounts relate primarily to the acquisition of Ventyx.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition.

Note 3—Acquisitions, increases in controlling interests and divestments (Continued)

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company's Discrete Automation and Motion operating segment, closing the gap in the Company's automation portfolio in North America by adding Baldor's NEMA (National Electrical Manufacturers Association) motors product line, as well as adding Baldor's growing mechanical power transmission business.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

The aggregate preliminary purchase consideration for business acquisitions in 2011, has been allocated as follows:

	Allocated amounts			Weighted-average useful life
($ in millions)	Baldor[1]	Other[2]	Total	Baldor
Customer relationships	996	220	1,216	19 years
Technology	259	156	415	7 years
Trade name	121	32	153	10 years
Order backlog	15	36	51	2 months
Other intangible assets	15	3	18	5 years
Intangible assets	**1,406**	**447**	**1,853**	**16 years**
Fixed assets	382	40	422	
Debt acquired	(1,241)	(202)	(1,443)	
Deferred tax liabilities	(693)	(99)	(792)	
Inventories	422	35	457	
Other assets and liabilities, net[3]	51	(4)	47	
Goodwill[4]	2,728	533	3,261	
Total consideration (net of cash acquired)[5]	**3,055**	**750**	**3,805**	

(1) The allocation of the purchase consideration for the Baldor acquisition was finalized in February 2012.

(2) The allocated amounts in Other primarily relate to the acquisitions of Mincom, Trasfor and Lorentzen & Wettre.

(3) Gross receivables from the Baldor acquisition totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(4) The goodwill related to Baldor is not deductible for income tax purposes. The Company does not expect the majority of the remaining goodwill recognized to be deductible for income tax purposes.

(5) Cash acquired in the Baldor acquisition totaled $48 million. Additional consideration for the Baldor acquisition included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

Note 3—Acquisitions, increases in controlling interests and divestments (Continued)

The Company's Consolidated Income Statement for 2011 includes total revenues of $1,950 million and net income (including acquisition-related charges) of $155 million in respect of Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for 2011 and 2010, as if Baldor had been acquired on January 1, 2010.

($ in millions)	2011	2010
Total revenues	38,100	33,310
Income from continuing operations, net of tax	3,391	2,726

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Adjustments	
($ in millions)	2011	2010
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(91)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	(15)
Impact on cost of sales from fair valuing acquired inventory	57	(57)
Interest expense on Baldor's debt	11	106
Baldor stock-option plans adjustments	66	—
Impact on selling, general and administrative expenses from acquisition-related costs	64	(24)
Taxation adjustments	(65)	26
Other	—	(23)
Total pro forma adjustments	**141**	**(78)**

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the Power Systems segment.

Note 3—Acquisitions, increases in controlling interests and divestments (Continued)

The aggregate purchase price of business acquisitions in 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets[(1)]	356	8 years
Deferred tax liabilities	(147)	
Other assets and liabilities, net[(2)]	(25)	
Goodwill[(3)]	1,091	
Total[(4)]	**1,275**	

(1) Includes mainly capitalized software for sale and customer relationships.

(2) Including debt assumed upon acquisition.

(3) Goodwill recognized is not deductible for income tax purposes.

(4) Primarily relates to the acquisition of Ventyx.

Increase in controlling interests in India

In 2010, the Company increased its ownership interest in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid in 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to "Capital stock and additional paid-in capital" of $838 million, including expenses related to the transaction.

ABB to acquire Thomas & Betts Corporation

On January 30, 2012, the Company announced that it had reached an agreement to acquire the Thomas & Betts Corporation. Thomas & Betts designs, manufactures and markets essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The anticipated cash outflows for the Company upon closing the transaction amount to approximately $3.9 billion, based on a purchase price of $72 per share for the acquisition of the outstanding shares. The transaction is subject to approval by Thomas & Betts shareholders as well as to customary regulatory approvals, and is expected to close by the middle of 2012.

Divestments

The Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies, as described in Note 1. Since these divestments did not meet the requirements for classification as discontinued operations, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements

Note 3—Acquisitions, increases in controlling interests and divestments (Continued)

in the respective line items of income from continuing operations, through the date of divestment. The proceeds from sale and the corresponding net gains (losses) from such divestments were as follows:

($ in millions)	2011	2010	2009
Proceeds from divestments	8	83	16
Net gains (losses) recognized on divestments, included in "Other income (expense), net"	1	12	(1)

Revenues and income from these businesses and investments were not significant in 2011, 2010 and 2009.

Note 4—Cash and equivalents and marketable securities

Current Assets

Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2011					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:						
—U.S. government obligations	753	8	—	761	—	761
—Other government obligations	3	—	—	3	—	3
—Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57
Total	**5,745**	**26**	**(4)**	**5,767**	**4,819**	**948**

	December 31, 2010					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Debt securities available-for-sale:						
—U.S. government obligations	147	5	(1)	151	—	151
—Other government obligations	4	—	(1)	3	—	3
—Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	**8,590**	**24**	**(4)**	**8,610**	**5,897**	**2,713**

Note 4—Cash and equivalents and marketable securities (Continued)

Non-current assets

In 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in "Other non-current assets". At December 31, 2011, an other-than-temporary impairment was recognized on these securities but was not significant.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in "Other non-current assets". At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively. At December 31, 2010, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $84 million, $19 million and $103 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Gains, losses and contractual maturities

The net unrealized holding gains on available-for-sale securities were $22 million, $20 million and $20 million in 2011, 2010 and 2009, respectively. Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were $8 million, $16 million and $8 million in 2011, 2010 and 2009, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were not significant in 2011 and 2010 and $35 million in 2009. Such gains and losses were included in "Interest and other finance expense".

In 2011, an insignificant other-than-temporary impairment was recognized on available-for-sale equity securities. There were no other-than-temporary impairments in 2010 and 2009.

At December 31, 2011, 2010 and 2009, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

There were no sales of held-to-maturity securities in 2011, 2010 and 2009.

Contractual maturities of available-for-sale debt securities consisted of the following:

	December 31, 2011	
	Available-for-sale	
($ in millions)	Cost basis	Fair value
Less than one year	180	180
One to five years	799	808
Six to ten years	75	81
Total	**1,054**	**1,069**

At December 31, 2011 and 2010, the Company pledged $90 million and $68 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5—Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its MIP. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Note 5—Financial instruments (Continued)

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative ($ in millions)	Total notional amounts at December 31, 2011	2010	2009
Foreign exchange contracts	16,503	16,971	14,446
Embedded foreign exchange derivatives	3,439	2,891	3,951
Interest rate contracts	5,535	2,357	2,860

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at December 31, 2011	2010	2009
Copper swaps	metric tonnes	38,414	20,977	22,002
Aluminum swaps	metric tonnes	5,068	3,050	2,193
Nickel swaps	metric tonnes	18	36	24
Lead swaps	metric tonnes	13,325	9,525	—
Zinc swaps	metric tonnes	125	—	—
Silver swaps	ounces	1,981,646	—	—
Electricity futures	megawatt hours	326,960	363,340	367,748
Crude oil swaps	barrels	113,397	121,979	154,632

Equity derivatives:

At December 31, 2011, 2010 and 2009, the Company held 61 million, 58 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $21 million, $45 million and $64 million, respectively.

Note 5—Financial instruments (Continued)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2011, 2010 and 2009, "Accumulated other comprehensive loss" included net unrealized gains of $12 million, $92 million and $20 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2011, net gains of $8 million are expected to be reclassified to earnings in 2012. At December 31, 2011, the longest maturity of a derivative classified as a cash flow hedge was 74 months.

In 2011, 2010 and 2009, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" and the Consolidated Income Statements were as follows:

2011

Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI[1] on derivatives (effective portion)	Gains (losses) reclassified from OCI[1] into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	11	Total revenues	113	Total revenues	—
		Total cost of sales	(9)	Total cost of sales	—
Commodity contracts	(17)	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	(21)	SG&A expenses[2]	(18)	SG&A expenses[2]	—
Total	**(27)**		**88**		**—**

2010

Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI[1] on derivatives (effective portion)	Gains (losses) reclassified from OCI[1] into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	107	Total revenues	36	Total revenues	2
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	8	Total cost of sales	1
Cash-settled call options	(4)	SG&A expenses[2]	(11)	SG&A expenses[2]	—
Total	**112**		**29**		**3**

Note 5—Financial instruments (Continued)

2009

Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI[1] on derivatives (effective portion) ($ in millions)	Gains (losses) reclassified from OCI[1] into income (effective portion) Location	($ in millions)	Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing) Location	($ in millions)
Foreign exchange contracts	84	Total revenues	(91)	Total revenues	4
		Total cost of sales	4	Total cost of sales	—
Commodity contracts	31	Total cost of sales	(40)	Total cost of sales	2
Cash-settled call options	8	SG&A expenses[2]	(16)	SG&A expenses[2]	—
Total	**123**		**(143)**		**6**

(1) OCI represents "Accumulated other comprehensive loss".

(2) SG&A expenses represent "Selling, general and administrative expenses".

Derivative gains of $61 million and $19 million, both net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2011 and 2010, respectively. During 2009, derivative losses of $105 million, net of tax, were reclassified to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2011, 2010 and 2009, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2011

Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges Location	($ in millions)	Gains (losses) recognized in income on hedged item Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(24)	Interest and other finance expense	24
Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		**(24)**		**24**

2010

Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges Location	($ in millions)	Gains (losses) recognized in income on hedged item Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(12)	Interest and other finance expense	12
Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		**(12)**		**12**

Note 5—Financial instruments (Continued)

2009				
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item	
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	41	Interest and other finance expense	(41)
Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)
Total		44		(44)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

($ in millions) Type of derivative not designated as a hedge	Gains (losses) recognized in income Location	2011	2010	2009
Foreign exchange contracts	Total revenues	(93)	436	389
	Total cost of sales	(25)	(263)	(264)
	Interest and other finance expense	265	563	70
Embedded foreign exchange contracts	Total revenues	(31)	(279)	(234)
	Total cost of sales	11	17	51
Commodity contracts	Total cost of sales	(59)	38	96
	Interest and other finance expense	1	—	—
Cross-currency swaps	Interest and other finance expense	—	—	2
Interest rate contracts	Interest and other finance expense	—	—	2
Cash-settled call options	Interest and other finance expense	(1)	(1)	1
Total		68	511	113

Note 5—Financial instruments (Continued)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2011			
	Derivative assets		Derivative liabilities	
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:				
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—
Total	**51**	**52**	**32**	**10**
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19
Total	**203**	**53**	**399**	**51**
Total fair value	**254**	**105**	**431**	**61**

	December 31, 2010			
	Derivative assets		Derivative liabilities	
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:				
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	**146**	**114**	**23**	**12**
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	**500**	**70**	**281**	**65**
Total fair value	**646**	**184**	**304**	**77**

Note 5—Financial instruments (Continued)

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2011 and 2010, have been presented on a gross basis.

Note 6—Fair values

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2011			
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents"				
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in "Marketable securities and short-term investments"				
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in "Other non-current assets"				
Equity securities	5	—	—	5
Derivative assets—current in "Other current assets"	2	252	—	254
Derivative assets—non-current in "Other non-current assets"	—	105	—	105
Total	**771**	**719**	**—**	**1,490**
Liabilities				
Derivative liabilities—current in "Provisions and other current liabilities"	4	427	—	431
Derivative liabilities—non-current in "Other non-current liabilities"	—	61	—	61
Total	**4**	**488**	**—**	**492**

Note 6—Fair values (Continued)

($ in millions)	December 31, 2010 Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents"				
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in "Marketable securities and short-term investments"				
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Available-for-sale securities in "Other non-current assets" Equity securities	—	—	—	—
Derivative assets—current in "Other current assets"	12	634	—	646
Derivative assets—non-current in "Other non-current assets"	—	184	—	184
Total	**169**	**3,376**	**—**	**3,545**
Liabilities				
Derivative liabilities—current in "Provisions and other current liabilities"	7	297	—	304
Derivative liabilities—non-current in "Other non-current liabilities"	—	77	—	77
Total	**7**	**374**	**—**	**381**

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

- *Available-for-sale securities in "Cash and equivalents", "Marketable securities and short-term investments" and "Other non-current assets":* If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

- *Derivatives:* The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company's WAR liability are valued based on bid prices of the equivalent

Note 6—Fair values (Continued)

listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during 2011 and 2010.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, and short-term debt and current maturities of long-term debt:

The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments:

Includes short-term time deposits whose carrying amounts approximate their fair values.

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2011, were $52 million and $54 million, respectively, and at December 31, 2010, were $56 million and $58 million, respectively.

Includes held-to-maturity marketable securities (described in Note 4) whose carrying values and estimated fair values at December 31, 2011, were $92 million and $120 million, respectively, and at December 31, 2010, were $84 million and $103 million, respectively.

Long-term debt excluding finance lease liabilities:

Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying value and estimated fair value of long-term debt, excluding finance lease liabilities, at December 31, 2011, were $3,151 million and $3,218 million, respectively, and at December 31, 2010, were $1,036 million and $1,098 million, respectively.

Note 7—Receivables, net

"Receivables, net" consisted of the following:

($ in millions)	December 31, 2011	2010
Trade receivables	7,750	7,155
Other receivables	764	776
Allowance	(227)	(215)
	8,287	7,716
Unbilled receivables, net:		
Costs and estimated profits in excess of billings	3,503	3,151
Advance payments consumed	(1,017)	(897)
	2,486	2,254
Total	**10,773**	**9,970**

"Trade receivables" in the table above includes contractual retention amounts billed to customers of $381 million and $411 million at December 31, 2011 and 2010, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2011, 73 percent and 23 percent are expected to be collected in 2012 and 2013, respectively. "Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

"Costs and estimated profits in excess of billings" in the table above represents revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2011	2010	2009
Balance at January 1,	215	312	232
Additions	157	119	195
Deductions	(131)	(216)	(119)
Exchange rate differences	(14)	—	4
Balance at December 31,	**227**	**215**	**312**

Note 7—Receivables, net (Continued)

At December 31, 2011, the gross amounts of, and doubtful debt allowance for, trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) were as follows:

	December 31, 2011			December 31, 2010		
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:						
—Individually evaluated for impairment	252	108	360	154	82	236
—Collectively evaluated for impairment	282	129	411	391	71	462
Total	**534**	**237**	**771**	**545**	**153**	**698**
Doubtful debt allowance:						
—From individual impairment evaluation	(41)	(5)	(46)	(27)	—	(27)
—From collective impairment evaluation	(9)	—	(9)	(10)	—	(10)
Total	**(50)**	**(5)**	**(55)**	**(37)**	**—**	**(37)**
Recorded net amount	**484**	**232**	**716**	**508**	**153**	**661**

Changes in the doubtful debt allowance for trade receivables (excluding those with a contractual maturity of one year or less) in 2011 were as follows:

($ in millions)	2011
Trade receivables (excluding those with a contractual maturity of one year or less):	
Balance at January 1,	37
Reversal of allowance	(13)
Additions to allowance	36
Amounts written off	(3)
Exchange rate differences	(7)
Balance at December 31,	**50**

Changes in the doubtful debt allowance for "Other receivables" in 2011, were not significant.

Note 7—Receivables, net (Continued)

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from "A" (lowest likelihood of loss) to "E" (highest likelihood of loss), as shown in the following table:

	Equivalent Standard & Poor's rating
Risk category:	
A	AAA to AA−
B	A+ to BBB−
C	BB+ to BB−
D	B+ to CCC−
E	CC+ to D

Third-party agencies' ratings are considered, if available. For customers where agency ratings are not available, the customer's most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers' financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2011			December 31, 2010		
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:						
A	251	196	447	219	125	344
B	134	18	152	199	5	204
C	122	20	142	87	12	99
D	22	1	23	37	2	39
E	5	2	7	3	9	12
Total gross amount	**534**	**237**	**771**	**545**	**153**	**698**

Note 7—Receivables, net (Continued)

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

($ in millions)	December 31, 2011 Past due 0 - 30 days	30 - 60 days	60 - 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011[1]	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237
Total gross amount	**77**	**7**	**6**	**64**	**9**	**608**	**771**

($ in millions)	December 31, 2010 Past due 0 - 30 days	30 - 60 days	60 - 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010[1]	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	49	7	6	40	9	434	545
Other receivables	1	—	—	18	—	134	153
Total gross amount	**50**	**7**	**6**	**58**	**9**	**568**	**698**

(1) Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Note 8—Inventories, net

"Inventories, net" consisted of the following:

($ in millions)	December 31, 2011	December 31, 2010
Raw materials	2,345	1,988
Work in process	1,796	1,744
Finished goods	1,628	1,226
Advances to suppliers	253	219
	6,022	5,177
Advance payments consumed	(285)	(299)
Total	**5,737**	**4,878**

"Work in process" in the table above contains inventoried costs relating to long-term contracts of $267 million and $290 million at December 31, 2011 and 2010, respectively. "Advance payments

Note 8—Inventories, net (Continued)

consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9—Other non-current assets

"Other non-current assets" consisted of the following:

($ in millions)	December 31, 2011	2010
Pledged financial assets	286	293
Shares and participations	143	58
Derivatives (including embedded derivatives) (see Note 5)	105	184
Restricted cash	103	54
Loans granted (see Note 6)	52	56
Other	115	122
Total	**804**	**767**

The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. Cash deposits and held-to-maturity marketable securities (representing prepaid rents relating to these transactions) are reflected as "Pledged financial assets" in the table above, with an offsetting non-current deposit liability, which is included in "Other non-current liabilities" (see Note 13). Net gains on these transactions are being recognized over the lease terms, which expire by 2021.

"Shares and participations" represents mainly non equity-accounted investments in companies. Such shares and participations are principally carried at cost or, where the investee is listed on a stock exchange, at fair value (see Note 4).

"Restricted cash" in 2011 included cash set aside in a restricted bank account in connection with a capital reduction in two of the Company's subsidiaries in order to meet certain future obligations in existence as of the date of the capital reduction. As such obligations are met, the amount of the restricted cash will be correspondingly reduced. The remaining balance at December 31, 2011, as well as the balance at December 31, 2010, contained individually insignificant amounts of restricted cash.

"Loans granted" in the table above primarily represents financing arrangements provided to customers (relating to products manufactured by the Company) and are reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans. The Company determines the loan losses based on historical experience and ongoing credit evaluation of the borrower's financial position. At December 31, 2011 and 2010, the doubtful debt allowance on loans granted was not significant. The change in such allowance during 2011 was also not significant.

Note 10—Property, plant and equipment, net

"Property, plant and equipment, net" consisted of the following:

($ in millions)	December 31, 2011	December 31, 2010
Land and buildings	3,648	3,440
Machinery and equipment	6,847	6,371
Construction in progress	548	447
	11,043	10,258
Accumulated depreciation	(6,121)	(5,902)
Total	**4,922**	**4,356**

Assets under capital leases included in "Property, plant and equipment, net" were as follows:

($ in millions)	December 31, 2011	December 31, 2010
Land and buildings	80	105
Machinery and equipment	75	76
	155	181
Accumulated depreciation	(83)	(92)
Total	**72**	**89**

In 2011, 2010 and 2009, depreciation expense, including depreciation of assets under capital leases, was $660 million, $545 million and $501 million, respectively.

Note 11—Goodwill and other intangible assets

Changes in "Goodwill" were as follows:

($ in millions)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other	Total
Cost at January 1, 2010	619	429	564	379	1,011	42	3,044
Accumulated impairment charges	—	—	—	—	—	(18)	(18)
Balance at January 1, 2010	**619**	**429**	**564**	**379**	**1,011**	**24**	**3,026**
Goodwill acquired during the year	6	973	—	37	75	—	1,091
Exchange rate differences	(3)	8	(17)	(17)	5	—	(24)
Other	(8)	1	—	—	(1)	—	(8)
Balance at December 31, 2010	**614**	**1,411**	**547**	**399**	**1,090**	**24**	**4,085**
Goodwill acquired during the year	109	321	2,765	16	50	—	3,261
Exchange rate differences	(11)	(24)	(19)	(8)	(10)	(2)	(74)
Other	—	(3)	—	—	—	—	(3)
Balance at December 31, 2011	**712**	**1,705**	**3,293**	**407**	**1,130**	**22**	**7,269**

Note 11—Goodwill and other intangible assets (Continued)

In 2011, goodwill acquired primarily included $2,728 million in respect of Baldor (allocated to the Discrete Automation and Motion segment) with the remainder representing goodwill in respect of Mincom (allocated to the Power Systems segment), Trasfor (allocated to the Power Products segment) and Lorentzen & Wettre (allocated to the Process Automation segment) as well as a number of smaller acquisitions and purchase accounting adjustments.

In 2010, the goodwill acquired primarily related to Ventyx (allocated to the Power Systems segment), K-TEK Corp. (allocated to the Process Automation segment) and a number of smaller acquisitions and purchase accounting adjustments.

Intangible assets other than goodwill consisted of the following:

	December 31, 2011			December 31, 2010		
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	640	(483)	157	613	(441)	172
Capitalized software for sale	393	(295)	98	419	(285)	134
Intangibles other than software:						
—Customer-related	1,499	(163)	1,336	315	(73)	242
—Technology-related	564	(123)	441	140	(52)	88
—Marketing-related	213	(32)	181	68	(15)	53
—Other	70	(30)	40	52	(40)	12
Total	**3,379**	**(1,126)**	**2,253**	**1,607**	**(906)**	**701**

Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2011	2010
Capitalized software for internal use	74	41
Capitalized software for sale	—	128
Intangibles other than software	1,843	249
Total	**1,917**	**418**

Included in the additions of $1,917 million and $418 million were the following intangible assets other than goodwill related to business combinations:

	2011		2010	
($ in millions)	Amount acquired	Weighted-average useful life	Amount acquired	Weighted-average useful life
Capitalized software for internal use	15	5 years	—	
Capitalized software for sale	—		128	5 years
Intangibles other than software	1,838	14 years	228	9 years
Total	**1,853**	**14 years**	**356**	**8 years**

Note 11—Goodwill and other intangible assets (Continued)

Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2011	2010	2009
Capitalized software for internal use	87	75	76
Capitalized software for sale	48	32	25
Intangibles other than software	200	50	53
Total	**335**	**157**	**154**

In 2011, 2010 and 2009, impairment charges on intangible assets other than goodwill were not significant.

At December 31, 2011, future amortization expense of intangible assets other than goodwill is estimated to be:

	($ in millions)
2012	322
2013	286
2014	242
2015	195
2016	174
Thereafter	1,034
Total	**2,253**

Note 12—Debt

The Company's total debt at December 31, 2011 and 2010, amounted to $3,996 million and $2,182 million, respectively.

Short-term debt and current maturities of long-term debt

The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,	
($ in millions)	2011	2010
Short-term debt (weighted-average interest rate of 3.4% and 6.2%)	689	124
Current maturities of long-term debt (weighted-average nominal interest rate of 4.6% and 6.4%)	76	919
Total	**765**	**1,043**

Short-term debt primarily represented short-term loans from various banks, and at December 31, 2011, included commercial paper debt.

At December 31, 2011 and 2010, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial

Note 12—Debt (Continued)

paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. At December 31, 2011, $435 million was outstanding under the $1 billion program in the United States. No amounts were outstanding under any of these programs at December 31, 2010.

In addition, the Company has a $2 billion multicurrency revolving credit facility, maturing in 2015. The facility is for general corporate purposes, including as a back-stop for the above-mentioned commercial paper programs. Interest costs on drawings under the facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of between 0.425 percent and 0.625 percent (depending on the Company's credit rating), while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which, given the Company's credit ratings at December 31, 2011, represents commitment fees of 0.166 percent per annum. Utilization fees, payable on drawings, amount to 0.15 percent per annum on drawings over one-third but less than or equal to two-thirds of the total facility, or 0.3 percent per annum on drawings over two-thirds of the total facility. No utilization fees are payable on drawings representing less than one-third of the total facility. No amount was drawn at December 31, 2011 and 2010. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

In February 2012, the Company entered into a $4 billion credit agreement for an initial term of 364 days to provide bridge financing for the planned acquisition of Thomas & Betts Corporation (see Note 3). The Company may, under certain circumstances, twice extend amounts outstanding under the credit agreement, each time for a period of 180 days, in an amount of up to $1.5 billion. Interest costs on drawings under this credit agreement are LIBOR plus a margin of 0.75 percent per annum, increasing to a margin of 1.0 percent per annum six months from the date of acquiring Thomas & Betts, and further increasing by 0.25 percentage points every three months thereafter. Commitment fees (payable on the unused and uncanceled portion of the credit agreement) amount to 35 percent of the margin and shall accrue beginning April 1, 2012. In addition, if on December 31, 2012, the aggregate outstanding commitments available to the Company exceed $1.5 billion, the Company will pay a fee of 0.25 percent on those commitments. The credit agreement contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the credit agreement, at or above a specified threshold.

Long-term debt

The Company utilizes derivative instruments to modify the characteristics of its long-term debt. In particular, the Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. The carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the risk component of the debt being hedged.

Note 12—Debt (Continued)

The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,					
	2011			2010		
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	1,875	3.3%	1.6%	1,919	5.7%	3.2%
Fixed rate	1,432	3.7%	3.7%	139	5.6%	5.6%
	3,307			2,058		
Current portion of long-term debt	(76)	4.6%	4.6%	(919)	6.4%	4.3%
Total	**3,231**			**1,139**		

At December 31, 2011, maturities of long-term debt were as follows:

	($ in millions)
Due in 2012	76
Due in 2013	968
Due in 2014	14
Due in 2015	18
Due in 2016	1,149
Thereafter	1,082
Total	3,307

Details of the Company's outstanding bonds were as follows:

	December 31,					
	2011			2010		
		Nominal outstanding	Carrying value[(1)]		Nominal outstanding	Carrying value[(1)]
		(in millions)			(in millions)	
Bonds:						
6.5% EUR Instruments, due 2011			—	EUR	650	$ 882
4.625% EUR Instruments, due 2013	EUR	700	$ 910	EUR	700	$ 946
2.5% USD Notes, due 2016	USD	600	$ 596			—
1.25% CHF Bonds, due 2016	CHF	500	$ 535			—
4.0% USD Notes, due 2021	USD	650	$ 640			—
2.25% CHF Bonds, due 2021	CHF	350	$ 378			—
Total outstanding bonds			**$3,059**			**$1,828**

(1) USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

The 4.625% EUR Instruments, due 2013, pay interest annually in arrear at a fixed annual rate of 4.625 percent. The Company has the option to redeem the bonds early at any time from June 6, 2010,

Note 12—Debt (Continued)

in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became a floating rate euro obligation and consequently have been shown as floating rate debt in the table of long-term debt above.

The 2.5% USD Notes, due 2016, and the 4.0% USD Notes, due 2021, pay interest semi-annually in arrear, at fixed annual rates of 2.5 percent and 4.0 percent, respectively. The Company may redeem these bonds prior to maturity, at the greater of i) 100 percent of the principal amount of the bonds to be redeemed and ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the bond terms, plus interest accrued at the redemption date.

The 1.25% CHF Bonds, due 2016, and the 2.25% Bonds, due 2021, pay interest annually in arrear, at fixed annual rates of 1.25 percent and 2.25 percent, respectively. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Swiss franc obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

In January 2012, the Company issued bonds with an aggregate principal of CHF 350 million, due 2018, that pay interest annually in arrear at a fixed rate of 1.5 percent per annum. The Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of settlement).

The Company's bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

In addition to the bonds described above, included in long-term debt at December 31, 2011 and 2010, are lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Provisions and other current liabilities and other non-current liabilities

"Provisions and other current liabilities" consisted of the following:

($ in millions)	December 31, 2011	December 31, 2010
Contract-related provisions	588	655
Current derivative liabilities (see Note 5)	431	304
Taxes payable	377	430
Restructuring and other related provisions	242	344
Provisions for contractual penalties and compliance and litigation matters	225	251
Provision for insurance related reserves	208	187
Income tax related liabilities	153	72
Pension and other employee benefits (see Note 17)	76	68
Environmental provisions (see Note 15)	22	161
Other	297	254
Total	**2,619**	**2,726**

"Other non-current liabilities" consisted of the following:

($ in millions)	December 31, 2011	December 31, 2010
Income tax related liabilities	647	798
Non-current deposit liabilities (see Note 9)	286	293
Environmental provisions (see Note 15)	70	85
Non-current derivative liabilities (see Note 5)	61	77
Deferred income	56	59
Other	376	406
Total	**1,496**	**1,718**

Note 14—Leases

The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $601 million, $510 million and $509 million in 2011, 2010 and 2009, respectively. Sublease income received by the Company on leased assets was $41 million, $44 million and $52 million in 2011, 2010 and 2009, respectively.

Note 14—Leases (Continued)

At December 31, 2011, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

	($ in millions)
2012	477
2013	401
2014	340
2015	284
2016	244
Thereafter	340
	2,086
Sublease income	(96)
Total	**1,990**

At December 31, 2011, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

	($ in millions)
2012	27
2013	24
2014	20
2015	15
2016	13
Thereafter	84
Total minimum lease payments	**183**
Less amount representing estimated executory costs included in total minimum lease payments	(2)
Net minimum lease payments	**181**
Less amount representing interest	(85)
Present value of minimum lease payments	**96**

Minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Such minimum sublease rentals were not significant. The present value of minimum lease payments is presented in "Short-term debt and current maturities of long-term debt" or "Long-term debt" in the Consolidated Balance Sheets.

Note 15—Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions

Note 15—Commitments and contingencies (Continued)

for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until late 2012 at the Windsor site. In February 2011, the Company and Westinghouse Electric Company LLC (BNFL's former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. Consequently, these obligations were reclassified in the December 31, 2010, Consolidated Balance Sheet to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government's Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company's radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in "Other non-current assets".

The impact of the above Nuclear Technology and other environmental obligations on "Income from continuing operations, net of tax" was not significant in 2011, 2010 and 2009. The impact on "Income from discontinued operations, net of tax" was not significant in 2011 and 2009, and was an income of $29 million in 2010.

Note 15—Commitments and contingencies (Continued)

The effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Statements of Cash Flows was as follows:

($ in millions)	2011	2010	2009
Cash expenditures:			
Nuclear Technology business	145	20	11
Various businesses	4	6	18
	149	**26**	**29**

The Company has estimated cash expenditures of $16 million for 2012. These expenditures are covered by provisions included in "Provisions and other current liabilities".

The total effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,	
($ in millions)	2011	2010
Provision balance relating to:		
Nuclear Technology business	24	181
Various businesses	68	65
	92	**246**
Environmental provisions included in:		
Provisions and other current liabilities	22	161
Other non-current liabilities	70	85
	92	**246**

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company's Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company's former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

Note 15—Commitments and contingencies (Continued)

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

The effect of asbestos obligations on the Company's Consolidated Balance Sheets at December 31, 2011 and 2010, and on the Company's Consolidated Income Statements in 2011, 2010 and 2009, was not significant.

The effect of asbestos obligations on the Company's Consolidated Statements of Cash Flows was not significant in 2011 and 2009, and amounted to a cash outflow of $51 million in 2010.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission's leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority's review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company's cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

Note 15—Commitments and contingencies (Continued)

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company's FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company's internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company's subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Note 15—Commitments and contingencies (Continued)

Liabilities recognized

At December 31, 2011 and 2010, the Company had aggregate liabilities of $208 million and $220 million, respectively, included in "Provisions and other current liabilities" and in "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	December 31,	
	2011	2010
($ in millions)	Maximum potential payments	
Performance guarantees	148	125
Financial guarantees	85	84
Indemnification guarantees	194	203
Total	**427**	**412**

In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2011 and 2010, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom

Note 15—Commitments and contingencies (Continued)

and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $87 million at December 31, 2011 and 2010, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and although these have original maturity dates ranging from one to seven years, the Company has not yet been formally released from all of these guarantees. The maximum potential amount payable under the guarantees was approximately $8 million and $13 million at December 31, 2011 and 2010, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at December 31, 2011 and 2010.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum potential amount payable under the guarantees was approximately $8 million and $10 million at December 31, 2011 and 2010, respectively.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to four years. At December 31, 2011 and 2010, the maximum potential amount payable under these guarantees as a result of third party non-performance was $45 million and $15 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2011 and 2010, the Company had a maximum potential amount payable of $85 million and $84 million, respectively, under financial guarantees outstanding. Of each of those amounts, $19 million and $16 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

Note 15—Commitments and contingencies (Continued)

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2011 and 2010, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable at December 31, 2011 and 2010, of $141 million and $147 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2011	2010
Balance at January 1,	1,393	1,280
Warranties assumed through acquisitions	10	—
Claims paid in cash or in kind	(177)	(183)
Net increase in provision for changes in estimates, warranties issued and warranties expired	124	280
Exchange rate differences	(26)	16
Balance at December 31,	**1,324**	**1,393**

Related party transactions

The Company conducts business with certain companies where members of the Company's board of directors or executive committee act as directors or senior executives. The Company's board of directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 16—Taxes

"Provision for taxes" consisted of the following:

($ in millions)	2011	2010	2009
Current taxes on income	1,278	867	1,057
Deferred taxes	(34)	151	(56)
Tax expense from continuing operations	**1,244**	**1,018**	**1,001**
Tax benefit from discontinued operations	**(1)**	**(3)**	**(7)**

Tax expense from continuing operations is reconciled below to the Company's weighted-average global tax rate, rather than to the Swiss domestic statutory tax rate, as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland. Income generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") which has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for a parent company of a group to file a tax return of the consolidated group determining domestic and foreign pre-tax income, and as the Company's consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines the global tax rate of the Company.

($ in millions, except % data)	2011	2010	2009
Reconciliation of taxes:			
Income from continuing operations before taxes	**4,550**	**3,740**	**4,120**
Weighted-average tax rate	**24.9%**	**25.3%**	**23.9%**
Taxes at weighted-average tax rate	1,134	945	983
Items taxed at rates other than the weighted-average tax rate	103	(21)	(13)
Changes in valuation allowance, net	(22)	60	(46)
Changes in tax laws and enacted tax rates	(17)	6	5
Other, net	46	28	72
Tax expense from continuing operations	**1,244**	**1,018**	**1,001**
Effective tax rate for the year	**27.3%**	**27.2%**	**24.3%**

In 2011, the "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

In 2011, 2010 and 2009, "Changes in the valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and timing differences in those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2011, the "Changes in valuation allowance, net" included a benefit of $47 million, related to certain of the Company's operations in Northern Europe. In 2010, the "Changes in valuation allowance, net" included an expense of $44 million and in 2009, a benefit of approximately $60 million, both related to certain of the Company's operations in Central Europe.

In 2011, 2010 and 2009, "Other, net" of $46 million, $28 million and $72 million, in the table above, included expenses of $60 million, $45 million and $40 million, respectively, in relation to items

Note 16—Taxes (Continued)

that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items. In addition, in 2009, "Other, net" of $72 million also included:

- a benefit of approximately $74 million relating to the release of provision for costs of previously disclosed investigations by European authorities into suspect payments and alleged anti-competitive practices that were credited for financial accounting purposes, but were not taxable, and
- an expense of approximately $100 million relating to a net increase in tax accruals.

Deferred income tax assets and liabilities consisted of the following:

	December 31,	
($ in millions)	**2011**	**2010**
Deferred tax assets:		
Unused tax losses and credits	963	1,102
Pension and other accrued liabilities	1,064	1,005
Inventories	276	241
Property, plant and equipment	192	90
Other	134	134
Total gross deferred tax asset	**2,629**	**2,572**
Valuation allowance	(375)	(450)
Total gross deferred tax asset, net of valuation allowance	**2,254**	**2,122**
Deferred tax liabilities:		
Property, plant and equipment, and intangible assets	(1,037)	(441)
Pension and other accrued liabilities	(164)	(191)
Inventories	(152)	(159)
Other current assets	(220)	(137)
Unremitted earnings	(213)	(171)
Other	(60)	(49)
Total gross deferred tax liability	**(1,846)**	**(1,148)**
Net deferred tax asset	**408**	**974**
Included in:		
"Deferred taxes"—current assets	932	896
"Deferred taxes"—non-current assets	318	846
"Deferred taxes"—current liabilities	(305)	(357)
"Deferred taxes"—non-current liabilities	(537)	(411)
Net deferred tax asset	**408**	**974**

At December 31, 2011, "Net deferred tax asset" included an increase of deferred tax liabilities of approximately $790 million, arising upon business combinations.

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets did not meet the more likely than not criterion, valuation

Note 16—Taxes (Continued)

allowances were established, amounting to $375 million and $450 million, at December 31, 2011 and 2010, respectively. "Unused tax losses and credits" at December 31, 2011 and 2010, in the table above, included $166 million and $226 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

At December 31, 2011 and 2010, deferred tax liabilities totaling $213 million and $171 million have been provided for in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings, as well as for limited Swiss income taxes on any such repatriated earnings. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2011, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At each of December 31, 2011 and 2010, approximately $400 million of foreign subsidiary retained earnings subject to withholding taxes upon distribution were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries, and consequently, no deferred tax liability was set up.

At December 31, 2011, net operating loss carry-forwards of $2,576 million and tax credits of $144 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,740 million of loss carry-forwards and $126 million of tax credits will expire in varying amounts through 2031. These carry-forwards were predominantly related to the Company's U.S. operations.

Note 16—Taxes (Continued)

Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2009	**598**	**139**	**737**
Net change due to acquisitions and divestments	(2)	—	(2)
Increase relating to prior year tax positions	133	62	195
Decrease relating to prior year tax positions	(9)	(8)	(17)
Increase relating to current year tax positions	93	6	99
Decrease due to settlements with tax authorities	(41)	(3)	(44)
Decrease as a result of the applicable statute of limitations	(69)	(22)	(91)
Exchange rate differences	9	2	11
Balance at December 31, 2009, which would, if recognized, affect the effective tax rate	**712**	**176**	**888**
Net change due to acquisitions and divestments	5	—	5
Increase relating to prior year tax positions	56	38	94
Decrease relating to prior year tax positions	(32)	(6)	(38)
Increase relating to current year tax positions	114	5	119
Decrease relating to current year tax positions	(15)	(4)	(19)
Decrease due to settlements with tax authorities	(40)	(9)	(49)
Decrease as a result of the applicable statute of limitations	(72)	(21)	(93)
Exchange rate differences	(14)	(1)	(15)
Balance at December 31, 2010, which would, if recognized, affect the effective tax rate	**714**	**178**	**892**
Net change due to acquisitions and divestments	9	2	11
Increase relating to prior year tax positions	52	61	113
Decrease relating to prior year tax positions	(31)	(11)	(42)
Increase relating to current year tax positions	128	2	130
Decrease relating to current year tax positions	(2)	—	(2)
Decrease due to settlements with tax authorities	(78)	(27)	(105)
Decrease as a result of the applicable statute of limitations	(135)	(35)	(170)
Exchange rate differences	(4)	(1)	(5)
Balance at December 31, 2011, which would, if recognized, affect the effective tax rate	**653**	**169**	**822**

In 2011, the "Increase relating to prior year tax positions", in unrecognized tax benefits above, related primarily to a tax dispute in Asia. The "Increase relating to prior year tax positions", in penalties and interest related to unrecognized tax benefits above, mainly reflected the interest accrual on prior years' tax positions. Also in 2011, the "Increase relating to current year tax positions" included a total of $97 million in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities. In 2011, the "Decrease due to settlements with tax authorities included $49 million in tax, penalty and interest relating to a tax dispute in Northern Europe, while the

Note 16—Taxes (Continued)

"Decrease as a result of the applicable statute of limitations" included both the effect of the statute of limitations in certain jurisdictions, as well as instances where tax audits had been concluded by taxing authorities and the corresponding tax years were consequently considered closed.

In 2010, the "Increase relating to current year tax positions" in the table above included an expense of $88 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

In 2009, the "Increase relating to prior year tax positions" included an expense of approximately $27 million in taxes and approximately $27 million in penalties and interest relating to a pending tax dispute in Northern Europe. Further, it included an increase of provision of approximately $34 million in taxes relating to a pending assessment by competent tax authorities in Central Europe.

At December 31, 2011, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $153 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

At December 31, 2011, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2008
Asia	2002
Middle East & Africa	2004

Note 17—Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

A number of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company's plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

The Company recognizes in its Consolidated Balance Sheets the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Note 17—Employee benefits (Continued)

Obligations and funded status of the plans

The following tables set forth the changes in benefit obligations, the changes in plan assets and the funded status recognized in the Consolidated Balance Sheets for the Company's benefit plans:

($ in millions)	2011	2010	2011	2010
	Defined pension benefits		Other postretirement benefits	
Benefit obligation at January 1,	9,337	8,914	214	219
Service cost	242	210	2	2
Interest cost	402	389	12	12
Contributions by plan participants	76	58	—	—
Benefit payments	(549)	(571)	(16)	(13)
Benefit obligations of businesses disposed and acquired	20	—	39	—
Actuarial (gain) loss	472	168	9	(6)
Plan amendments and other	5	16	—	(1)
Exchange rate differences	(188)	153	—	1
Benefit obligation at December 31,	**9,817**	**9,337**	**260**	**214**
Fair value of plan assets at January 1,	9,010	8,149	—	—
Actual return on plan assets	155	636	—	—
Contributions by employer	305	567	16	13
Contributions by plan participants	76	58	—	—
Benefit payments	(549)	(571)	(16)	(13)
Plan assets of businesses disposed and acquired	18	—	—	—
Plan amendments and other	(6)	(12)	—	—
Exchange rate differences	(142)	183	—	—
Fair value of plan assets at December 31,	**8,867**	**9,010**	**—**	**—**
Funded status—underfunded	**950**	**327**	**260**	**214**

Note 17—Employee benefits (Continued)

The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,					
	2011	2010	2009	2011	2010	2009
($ in millions)	Defined pension benefits			Other postretirement benefits		
Transition liability	—	—	—	—	(1)	(2)
Net actuarial loss	(1,826)	(1,135)	(1,313)	(71)	(65)	(77)
Prior service cost	(34)	(43)	(40)	42	51	61
Amount recognized in OCI[1] and NCI[2]	**(1,860)**	**(1,178)**	**(1,353)**	**(29)**	**(15)**	**(18)**
Taxes associated with amount recognized in OCI[1] and NCI[2]	415	270	301	—	—	—
Total amount recognized in OCI[1] and NCI[2], net of tax[3]	**(1,445)**	**(908)**	**(1,052)**	**(29)**	**(15)**	**(18)**

(1) OCI represents "Accumulated other comprehensive loss".

(2) NCI represents "Noncontrolling interests".

(3) NCI, net of tax, amounted to $(2) million, $(5) million and $(2) million at December 31, 2011, 2010 and 2009, respectively.

In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,			
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits	
Overfunded plans	(138)	(172)	—	—
Underfunded plans—current	25	26	18	16
Underfunded plans—non-current	1,063	473	242	198
Funded status	**950**	**327**	**260**	**214**

	December 31,	
($ in millions)	2011	2010
Non-current assets		
Overfunded pension plans	(138)	(172)
Other employee-related benefits	(1)	(1)
Prepaid pension and other employee benefits	**(139)**	**(173)**

Note 17—Employee benefits (Continued)

($ in millions)	December 31, 2011	2010
Current liabilities		
Underfunded pension plans	25	26
Underfunded other benefit plans	18	16
Other employee-related benefits	33	26
Pension and other employee benefits (Note 13)	**76**	**68**

($ in millions)	December 31, 2011	2010
Non-current liabilities		
Underfunded pension plans	1,063	473
Underfunded other benefit plans	242	198
Other employee-related benefits	182	160
Pension and other employee benefits	**1,487**	**831**

The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,					
	2011			2010		
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	7,353	6,265	1,088	3,901	3,402	499
Assets exceed PBO	2,464	2,602	(138)	5,436	5,608	(172)
Total	**9,817**	**8,867**	**950**	**9,337**	**9,010**	**327**

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $9,512 million and $9,024 million at December 31, 2011 and 2010, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	December 31,					
	2011			2010		
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	5,747	4,839	908	2,080	1,725	355
Assets exceed ABO	3,765	4,028	(263)	6,944	7,285	(341)
Total	**9,512**	**8,867**	**645**	**9,024**	**9,010**	**14**

All of the Company's other postretirement benefit plans are unfunded.

Note 17—Employee benefits (Continued)

Components of net periodic benefit cost

Net periodic benefit cost consisted of the following:

($ in millions)	2011	2010	2009	2011	2010	2009
	Defined pension benefits			Other postretirement benefits		
Service cost	242	210	154	2	2	2
Interest cost	402	389	432	12	12	13
Expected return on plan assets	(507)	(422)	(384)	—	—	—
Amortization of transition liability	—	—	—	1	1	1
Amortization of prior service cost	44	26	13	(9)	(9)	(11)
Amortization of net actuarial loss	52	71	71	3	5	6
Curtailments, settlements and special termination benefits	3	8	2	—	—	(8)
Net periodic benefit cost	**236**	**282**	**288**	**9**	**11**	**3**

The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2012 is $82 million and $40 million, respectively.

The net actuarial loss and prior service cost for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2012 is $5 million and $(9) million, respectively.

Assumptions

The following weighted-average assumptions were used to determine benefit obligations:

(in %)	December 31, 2011	2010	2011	2010
	Defined pension benefits		Other postretirement benefits	
Discount rate	3.91	4.29	4.07	5.03
Rate of compensation increase	1.62	2.05	—	—
Pension increase assumption	0.97	1.06	—	—

The discount rate assumptions reflect the rates at which the benefit obligations could effectively be settled. The principal assumption was that the relevant fixed income securities are AA rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

Note 17—Employee benefits (Continued)

The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

(in %)	2011	2010	2009	2011	2010	2009
	Defined pension benefits			Other postretirement benefits		
Discount rate	4.29	4.66	5.63	5.03	5.54	6.30
Expected long-term rate of return on plan assets	5.45	5.44	5.47	—	—	—
Rate of compensation increase	2.05	2.13	2.22	—	—	—

The "Expected long-term rate of return on plan assets" is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31, 2011	December 31, 2010
Health care cost trend rate assumed for next year	8.84%	7.93%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2017

A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2011:

($ in millions)	1-percentage-point Increase	1-percentage-point Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	22	(19)

Plan assets

The Company has pension plans in various countries with the majority of the Company's pension liabilities deriving from a limited number of these countries. The pension plans' structures reflect local regulatory environments and market practices.

The pension plans are typically funded by regular contributions from employees and the Company. These plans are typically administered by boards of trustees (which include Company representatives) whose primary responsibility is to ensure that the plans meet their liabilities through contributions and investment returns. The boards of trustees have the responsibility for key investment strategy decisions.

The accumulated contributions are invested in a diversified range of assets that are managed by third-party asset managers, in accordance with local statutory regulations, pension plan rules and the respective plans' investment guidelines, as approved by the boards of trustees.

Note 17—Employee benefits (Continued)

Plan assets are generally segregated from those of the Company and invested with the aim of meeting the respective plans' projected future pension liabilities. Plan assets are measured at fair value at the balance sheet date.

The boards of trustees manage the assets of the pension plans in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability modeling. The projected future development of pension liabilities is assessed relative to various alternative asset allocations in order to determine a strategic asset allocation for each plan, based on a given risk budget. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis. The assets of the major plans are reviewed at least quarterly, while the plans' liabilities are reviewed in detail at least annually.

The board of trustees' investment goal is to maximize the long-term returns of plan assets within the risk budget, while considering the future liabilities and liquidity needs of the individual plans. Risk parameters taken into account include:

- the funding ratio of the plan,
- the likelihood of extraordinary cash contributions being required, and
- the risk embedded in each individual asset class, and the plan asset portfolio as a whole.

The Company's investment policy is to achieve an optimal balance between risk and return on the plans' investments through the diversification of asset classes, the use of various external asset managers and the use of differing investment styles. This has resulted in a diversified portfolio with a mix of actively and passively managed investments.

The plans are mainly invested in equity securities and bonds, with smaller allocations to real estate, private equity and hedge funds.

The Company's global pension asset allocation is the result of the asset allocations of the individual plans. The target asset allocation of the Company's plans on a weighted-average basis is as follows:

	Target percentage
Asset Class	
Cash and equivalents	5
Global equities	20
Emerging markets equities	3
Global fixed income	54
Emerging markets fixed income	4
Insurance contracts	1
Private equity	2
Hedge funds	1
Real estate	9
Commodities	1
	100

Note 17—Employee benefits (Continued)

The actual asset allocations of the plans are in line with the target asset allocations, which are set on an individual plan basis by the boards of trustees. They are the result of individual plans' risk assessments.

Global and emerging markets fixed income securities include corporate bonds of companies from diversified industries and government bonds mainly from mature market issuers. Global and emerging markets equity securities primarily include investments in large-cap and mid-cap listed companies. Global equity securities represent equities listed in mature markets (mainly in the United States, Europe and Japan). Real Estate investments consist largely of domestic real estate in Switzerland held in the Swiss plans. The investments in Private equity, Hedge funds, and Commodities reflect a variety of investment strategies.

Based on the above global asset allocation, the expected long-term return on assets is 5.45 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

The Company does not expect any plan assets to be returned to the employer during 2012.

At December 31, 2011, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $14 million. At December 31, 2010, plan assets include ABB Ltd's shares with a total value of $17 million.

The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied see the "Fair value measures" section of Note 2.

	December 31, 2011			
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class				
Cash and equivalents	56	365	—	421
Global equities	1,717	76	—	1,793
Emerging markets equities	311	—	—	311
Global fixed income	1,921	2,838	—	4,759
Emerging markets fixed income	—	398	—	398
Insurance contracts	—	37	—	37
Private equity	—	—	177	177
Hedge funds	—	—	113	113
Real estate	73	—	741	814
Commodities	44	—	—	44
Total	**4,122**	**3,714**	**1,031**	**8,867**

Note 17—Employee benefits (Continued)

($ in millions)	December 31, 2010 Level 1	Level 2	Level 3	Total fair value
Asset Class				
Cash and equivalents	39	372	—	411
Global equities	2,301	77	—	2,378
Emerging markets equities	350	—	—	350
Global fixed income	1,790	2,643	—	4,433
Emerging markets fixed income	—	290	—	290
Insurance contracts	—	23	—	23
Private equity	1	26	156	183
Hedge funds	2	—	136	138
Real estate	79	—	696	775
Commodities	29	—	—	29
Total	**4,591**	**3,431**	**988**	**9,010**

The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Total Level 3
Balance at January 1, 2010	**149**	**127**	**621**	**897**
Return on plan assets:				
Assets still held at December 31, 2010	21	4	9	34
Assets sold during the year	(5)	(4)	—	(9)
Purchases (sales)	(12)	—	5	(7)
Transfers into Level 3	—	—	—	—
Exchange rate differences	3	9	61	73
Balance at December 31, 2010	**156**	**136**	**696**	**988**
Return on plan assets:				
Assets still held at December 31, 2011	(3)	(4)	12	5
Assets sold during the year	22	(6)	7	23
Purchases (sales)	(27)	(14)	32	(9)
Transfers into Level 3	29	—	2	31
Exchange rate differences	—	1	(8)	(7)
Balance at December 31, 2011	**177**	**113**	**741**	**1,031**

Real estate properties are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property individually according to the property's location and specific use, and by considering initial yields of comparable market transactions.

Private equity investments include investments in partnerships and related funds. Such investments consist of both publicly-traded and privately-held securities. Publicly-traded securities that are not

Note 17—Employee benefits (Continued)

quoted in active markets are valued using available quotes and adjusted for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses.

Hedge funds are normally not exchange-traded and the shares of the funds are not redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Contributions

Employer contributions were as follows:

($ in millions)	2011	2010	2011	2010
	Defined pension benefits		Other postretirement benefits	
Total contributions to defined benefit pension and other postretirement benefit plans	305	567	16	13
Of which, discretionary contributions to defined benefit pension plans	36	331	—	—

In 2010, the discretionary contributions included a non-cash contribution of $213 million of available-for-sale securities to one of the Company's pension plans in Germany.

The Company expects to contribute approximately $297 million to its defined benefit pension plans and $18 million to its other postretirement benefit plans in 2012.

The Company also maintains a number of defined contribution plans. The expense for these plans was $144 million, $97 million and $91 million in 2011, 2010 and 2009, respectively. The acquisition of Baldor resulted in a $32 million increase in expense in 2011 compared to 2010.

The Company also contributed $5 million, $30 million and $18 million to multi-employer plans in 2011, 2010 and 2009, respectively. In Japan, a withdrawal from a multi-employer plan scheduled for 2012 resulted in a $5 million provision in 2011.

Estimated future benefit payments

The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans at December 31, 2011 are as follows:

($ in millions)	Pension benefits	Other postretirement benefits	
		Benefit payments	Medicare subsidies
2012	609	19	(1)
2013	614	20	(1)
2014	594	20	(1)
2015	586	20	(1)
2016	593	20	(1)
Years 2017 - 2021	2,892	100	(7)

Note 17—Employee benefits (Continued)

Medicare subsidies represent payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

Note 18—Share-based payment arrangements

The Company has three share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $67 million, $66 million and $66 million in 2011, 2010 and 2009, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the WAR, LTIP and Other share-based payments sections of this note. The total tax benefit recognized in 2011, 2010 and 2009, was not significant.

At December 31, 2011, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 24 million shares held by the Company in treasury stock at December 31, 2011, could be used to settle share-based payment arrangements.

As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

MIP

Under the MIP, the Company offers cash-settled WARs and options (and prior to the 2010 launch offered also physically-settled warrants) to key employees for no consideration.

The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants, options and WARs expire six years from the date of grant.

Warrants and options

The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the assumptions noted in the table below. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted has been assumed to be the contractual six-year life of each warrant and option, based

Note 18—Share-based payment arrangements (Continued)

on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six-year contractual life of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2011 grant	2010 grant	2009 grant
Expected volatility	26%	30%	41%
Dividend yield	2.44%	2.35%	2.34%
Expected term	6 years	6 years	6 years
Risk-free interest rate	1.59%	1.20%	1.93%

Presented below is a summary of the activity related to warrants and options:

	Number of instruments	Number of shares[(1)]	Weighted-average exercise price (in Swiss francs)[(2)]	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)[(3)]
Outstanding at January 1, 2011	128,114,150	25,622,830	25.00		
Granted	46,316,078	9,263,216	25.50		
Exercised[(4)]	(7,282,500)	(1,456,500)	15.30		
Forfeited	(1,539,374)	(307,875)	25.33		
Outstanding at December 31, 2011	**165,608,354**	**33,121,671**	**25.56**	**3.6**	**1.9**
Vested and expected to vest at December 31, 2011	**154,455,269**	**30,891,054**	**25.74**	**3.5**	**1.9**
Exercisable at December 31, 2011	**65,225,668**	**13,045,134**	**29.23**	**2.0**	**1.9**

(1) Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2) Information presented reflects the exercise price per share of ABB Ltd.

(3) Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4) The cash received upon exercise amounted to $26 million. The shares were issued out of contingent capital.

Of the outstanding instruments at December 31, 2011, 2010 and 2009, 22.9 million, 17.6 million and 8.8 million, respectively, have been sold to a third party by participants, representing 4.6 million, 3.5 million and 1.8 million shares, respectively.

At December 31, 2011, there was $46 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value of warrants and options granted during 2011, 2010 and 2009 was 0.83 Swiss francs, 0.81 Swiss francs and 1.15 Swiss francs, respectively. In 2011, 2010 and 2009, the aggregate intrinsic value (on the dates of exercise) of instruments exercised was 11 million Swiss francs, 9 million Swiss francs and 5 million Swiss francs, respectively.

Note 18—Share-based payment arrangements (Continued)

Presented below is a summary, by launch, related to instruments outstanding at December 31, 2011:

Exercise price (in Swiss francs)[1]	Number of instruments	Number of shares[2]	Weighted-average remaining contractual term (in years)
15.30	4,085,000	817,000	0.1
26.00	26,475,740	5,295,148	1.4
36.40	27,806,410	5,561,282	2.4
19.00	23,045,500	4,609,100	3.4
22.50	38,283,500	7,656,700	4.4
25.50	45,912,204	9,182,441	5.4
Total number of instruments and shares	**165,608,354**	**33,121,671**	**3.6**

(1) Information presented reflects the exercise price per share of ABB Ltd.

(2) Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded income of $8 million, and expense of $8 million and $17 million for 2011, 2010 and 2009, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2011, 2010 and 2009, the Company recorded expense of $24 million, $10 million and $1 million, respectively, in "Selling, general and administrative expenses" related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $17 million and $45 million at December 31, 2011 and 2010, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

Note 18—Share-based payment arrangements (Continued)

Presented below is a summary of the activity related to WARs:

	Number of WARs
Outstanding at January 1, 2011	58,401,395
Granted	10,453,300
Exercised	(6,781,355)
Forfeited	(735,000)
Outstanding at December 31, 2011	**61,338,340**
Exercisable at December 31, 2011	**22,405,040**

The aggregate fair value at date of grant of WARs granted in 2011, 2010 and 2009 was $10 million, $7 million and $22 million, respectively. In 2011, 2010 and 2009, share-based liabilities of $7 million, $25 million and $20 million, respectively, were paid upon exercise of WARs by participants.

ESAP

The employee share acquisition plan (ESAP) is an employee stock-option plan with a savings feature. Employees save over a twelve-month period, by way of monthly salary deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States and Canada—each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The fair value of each option is estimated on the date of grant using the same option valuation model as described under the MIP, using the assumptions noted in the table below. The expected term of the option granted has been determined to be the contractual one-year life of each option, at the end of which the options vest and the participants are required to decide whether to exercise their options or have their savings returned with interest. The risk-free rate is based on one-year Swiss franc interest rates, reflecting the one-year contractual life of the options. In estimating forfeitures, the Company has used the data from previous ESAP launches.

	2011 grant	2010 grant	2009 grant
Expected volatility	33%	27%	35%
Dividend yield	3.13%	2.49%	2.07%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0%	0.26%	0.37%

Note 18—Share-based payment arrangements (Continued)

Presented below is a summary of activity under the ESAP:

	Number of shares[(1)]	Weighted-average exercise price (in Swiss francs)[(2)]	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)[(2)(3)]
Outstanding at January 1, 2011	4,140,440	20.46		
Granted	4,904,690	15.98		
Forfeited	(205,600)	20.35		
Exercised[(4)]	(20,366)	20.46		
Not exercised (savings returned plus interest)	(3,919,624)	20.46		
Outstanding at December 31, 2011	**4,899,540**	**15.98**	**0.8**	**8.3**
Vested and expected to vest at December 31, 2011	**4,693,788**	**15.98**	**0.8**	**8.0**
Exercisable at December 31, 2011	—	—	—	—

(1) Includes shares represented by ADS.

(2) Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3) Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4) The cash received upon exercise and the corresponding tax benefit were not significant. The shares were issued out of treasury shares.

The exercise prices per ABB Ltd share and per ADS of 15.98 Swiss francs and $18.10, respectively, for the 2011 grant, 20.46 Swiss francs and $20.55, respectively, for the 2010 grant and 19.36 Swiss francs and $18.75, respectively, for the 2009 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates.

At December 31, 2011, there was $8 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost is expected to be recognized over the first ten months of 2012 in "Total cost of sales" and in "Selling, general and administrative expenses". The weighted-average grant-date fair value of options granted during 2011, 2010 and 2009, was 1.89 Swiss francs, 1.96 Swiss francs and 2.55 Swiss francs, respectively. The total intrinsic value (on the dates of exercise) of options exercised in 2010 and 2009 was 3.5 million Swiss francs and 22 million Swiss francs, respectively. In 2011, the amount of options exercised and the related intrinsic value (on date of exercise) were insignificant.

LTIP

The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2011 and 2010 launches under the LTIP are each composed of two components—a

Note 18—Share-based payment arrangements (Continued)

share-price performance component and a retention component. The 2009 LTIP launch is composed of two components—a share-price performance component and a co-investment component.

Under the share-price performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that will vest at a future date is dependent on (i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (ii) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares that vest after the Evaluation Period cannot exceed 100 percent of the conditional grant.

The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company's Performance). In order for shares to vest, the Company's Performance over the Evaluation Period must be equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the grant will vest if the Company's Performance is positive and better than three-quarters of the defined peers. If the Company's Performance is negative but other conditions are met, a reduced number of shares will vest. In addition, if the Company's net income (adjusted for the financial impact of items that are, in the opinion of the Company's Board, non-operating, non-recurring or unforeseen—such as divestments and acquisitions) is negative for the year preceding the year in which the Evaluation Period ends, no shares will vest, irrespective of the outcome of the Company's Performance.

Under the co-investment component of the 2009 LTIP launch, each Eligible Participant was invited to invest in the Company's shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

Under the retention component of the 2011 and 2010 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the Evaluation Period (if the participant remains an Eligible Participant till the end of such period).

The method of settlement of vested shares varies for each LTIP launch. For the 2011 and 2010 LTIP launches, under the share-price performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares (Equity-Settled Awards) and 30 percent of the value of the shares that have vested in cash (Cash-Settled Awards), with the possibility to elect to receive the 30 percent portion also in shares rather than cash. For the 2009 LTIP launch, the same settlement conditions apply as for the retention component of the 2011 and 2010 LTIP launches.

Note 18—Share-based payment arrangements (Continued)

Presented below is a summary of launches of the LTIP outstanding at December 31, 2011:

Launch year	Evaluation Period	Reference price (Swiss francs)[(1)]
2009	March 15, 2009, to March 15, 2012	14.16
2010	March 15, 2010, to March 15, 2013	21.63
2011	March 15, 2011, to March 15, 2014	22.25

(1) For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on the SIX Swiss Exchange over the 20 trading days preceding March 15 of the respective launch year.

Presented below is a summary of activity under the LTIP:

	Number of shares			
	Equity & Cash or choice of 100% Equity Settlement[(1)]	Only Cash Settlement[(2)]	Total	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2011	2,337,021	228,913	**2,565,934**	16.17
Granted	487,814	300,986	**788,800**	17.91
Vested	(169,260)	—	**(169,260)**	28.34
Expired[(3)]	(698,392)	(13,714)	**(712,106)**	25.51
Forfeited	(103,362)	(19,157)	**(122,519)**	12.37
Nonvested at December 31, 2011	**1,853,821**	**497,028**	**2,350,849**	**13.25**

(1) Shares that, subject to vesting, the Eligible Participant can elect to receive 100 percent in the form of shares.

(2) Shares that, subject to vesting, the Eligible Participant can only receive in cash.

(3) Expired as the criteria for the Company's Performance condition were not satisfied.

Equity-Settled Awards are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the Evaluation Period) based on the grant-date fair value of the shares. The Cash-Settled Awards are recorded as a liability remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

At December 31, 2011, there was $9 million of total unrecognized compensation cost related to Equity-Settled Awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.8 years. The compensation cost recorded in 2011, 2010 and 2009 for Cash-Settled Awards was not significant.

The aggregate fair value, at the dates of grant, of shares granted in 2011, 2010 and 2009, was approximately $16 million, $7 million and $13 million, respectively. The total grant-date fair value of shares that vested during 2011, 2010 and 2009 was $5 million, $10 million and $2 million, respectively. The weighted-average grant-date fair value of shares granted during 2011, 2010 and 2009, was 17.91 Swiss francs, 13.79 Swiss francs and 9.83 Swiss francs, respectively.

Note 18—Share-based payment arrangements (Continued)

For the share-price performance component of the 2011, 2010 and 2009 LTIP launches, the fair value of the shares relating to the Equity-Settled Awards is based on the market price of the ABB Ltd share on grant date, adjusted for the probability of vesting as computed using a Monte Carlo simulation model at grant date. The main inputs to the Monte Carlo simulation model for the grant-date fair value of the Equity-Settled Awards for the Company and each peer company are as follows:

	LTIP 2011 Launch		LTIP 2010 Launch		LTIP 2009 Launch	
Equity-Settled Awards at grant dates of	**From**	**To**	**From**	**To**	**From**	**To**
Input ranges for:						
—Option implied volatilities (%)	10.4	41.8	19.5	53.5	5.6	51.5
—Risk-free rates (%)	2.1	4.4	1.9	4.3	2.2	4.1
—Equity betas	0.83	1.30	0.83	1.31	0.81	1.29
—Equity risk premiums (%)	5.0	7.0	6.0	8.0	6.0	8.0

The fair value of the shares relating to the Cash-Settled Awards is based on the market price of the ABB Ltd share at each reporting date adjusted for the probability of vesting as computed using a Monte Carlo simulation model at each reporting date. The main inputs to the Monte Carlo simulation model for the December 31, 2011 and 2010, fair values of the Cash-Settled Awards for the Company and each peer company are as follows:

	December 31,			
	2011		2010	
Cash-Settled Awards at	**From**	**To**	**From**	**To**
Input ranges for:				
—Option implied volatilities (%)	16.6	49.8	12.5	46.4
—Risk-free rates (%)	1.0	3.7	1.8	4.4
—Equity betas	0.86	1.26	0.84	1.30
—Equity risk premiums (%)	5.0	7.0	6.0	8.0

For the retention component under the 2011 and 2010 LTIP launch and the co-investment component under the 2009 LTIP launch, the fair value of the shares is the market price of the ABB Ltd share on grant date for the Equity-Settled Awards and on each reporting date for the Cash-Settled Awards.

Other share-based payments

The Company has other minor share-based payment arrangements with certain individual employees. In December 2009, such arrangements then outstanding were modified to give the participants the right to receive, upon vesting, 30 percent of the value of the vested shares in cash. The additional compensation cost as a result of such modification was not significant. The compensation cost recorded in "Selling, general and administrative expenses" in 2011, 2010 and 2009, for the cash-settled arrangements was not significant.

Note 19—Stockholders' equity

At December 31, 2011, the Company had 2,818,782,064 authorized shares, of which 2,314,743,264 were registered and issued. At December 31, 2010, the Company had 2,747,639,755 authorized shares, of which 2,308,782,064 were registered and issued.

At the Annual General Meeting of Shareholders (AGM) in April 2011, shareholders approved the payment of a dividend of 0.60 Swiss francs per share, out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividend was paid in May 2011 and amounted to $1,569 million. In April 2010, at the AGM, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share, reducing the nominal value of ABB Ltd's shares from 1.54 Swiss francs per share to 1.03 Swiss francs per share. The distribution, paid in July 2010 and equivalent to $1,112 million, resulted in a reduction in capital stock and additional paid-in capital. At the AGM in May 2009, shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.02 Swiss francs per share to 1.54 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1,024 million, resulted in a reduction in capital stock and additional paid-in capital.

During 2010, the Company purchased on the open market an aggregate of 12.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in "Treasury stock" of $228 million. During 2011 and 2009, there were no purchases or sales of treasury stock on the open market.

Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs.

In 2011, 2010 and 2009, the bank exercised a portion of the call options held that had been issued at fair value. As a result, in 2011, 2010 and 2009, approximately 6.0 million, 2.1 million and 1.0 million shares, respectively, were issued by the Company resulting in an increase in capital stock and additional paid-in capital of $105 million, $16 million and $7 million, respectively. In February 2012, the bank exercised another portion of the call options and the Company issued 2.7 million shares out of treasury stock.

At December 31, 2011, such call options representing 7.9 million shares and with strike prices ranging from 15.30 to 36.40 Swiss francs were held by the bank. Of these, call options with a strike price of 15.30 Swiss francs and representing 2.7 million shares were exercised in February 2012. The remaining call options expire in periods ranging from May 2013 to May 2015. However, only 1.7 million of these instruments, with strike prices ranging from 19.00 to 36.40 Swiss francs, could be exercised at February 29, 2012, under the terms of the agreement with the bank.

In addition to the above, at December 31, 2011, the Company had further outstanding obligations to deliver:

- up to 2.8 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013,

Note 19—Stockholders' equity (Continued)

- up to 3.0 million shares, at a strike price of 36.40 Swiss francs, relating to the options granted under the 2008 launch of the MIP, vesting in May 2011 and expiring in May 2014,
- up to 4.5 million shares, at a strike price of 19.00 Swiss francs, relating to the options granted under the 2009 launch of the MIP, vesting in May 2012 and expiring in May 2015,
- up to 7.7 million shares, at a strike price of 22.50 Swiss francs, relating to the options granted under the 2010 launch of the MIP, vesting in May 2013 and expiring in May 2016,
- up to 9.2 million shares, at a strike price of 25.50 Swiss francs, relating to the options granted under the 2011 launch of the MIP, vesting in May 2014 and expiring in May 2017,
- up to 4.9 million shares, at a strike price of $18.10 (to employees in the U.S. and Canada) and at a strike price of 15.98 Swiss francs (to employees in other countries) under the ESAP, vesting and expiring in November 2012,
- up to 2.0 million shares free-of-charge to Eligible Participants under the 2011, 2010 and 2009 launches of the LTIP, vesting and expiring in March 2014, 2013 and 2012, respectively, and
- less than a million shares in connection with certain other share-based payment arrangements with employees.

See Note 18 for a description of the above share-based payment arrangements.

In November 2010, the Company delivered 3.2 million shares, from treasury stock, under the ESAP. This resulted in a net increase in capital stock and additional paid-in capital of $10 million and a reduction in treasury stock of $52 million. In November 2009, the Company issued 5.5 million shares, from contingent capital stock, under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $83 million. In 2011, the number of shares delivered under the ESAP was not significant.

Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich, prepared in compliance with Swiss law. At December 31, 2011, of the 12,483 million Swiss francs total stockholders' equity reflected in such unconsolidated financial statements, 2,384 million Swiss francs represents share capital and 10,099 million Swiss francs represent reserves. Of these reserves, 512 million Swiss francs (representing legal reserves for own shares) and 1,000 million Swiss francs (representing ordinary legal reserves) are restricted.

In February 2012, the Company announced that a proposal will be put to the 2012 Annual General Meeting to distribute 0.65 Swiss francs per share to shareholders.

Note 20—Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2011, 2010 and 2009, outstanding securities representing a

Note 20—Earnings per share (Continued)

maximum of 39 million, 26 million and 41 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share:

($ in millions, except per share data in $)	2011	2010	2009
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	3,159	2,551	2,884
Income from discontinued operations, net of tax	9	10	17
Net income	**3,168**	**2,561**	**2,901**
Weighted-average number of shares outstanding (in millions)	**2,288**	**2,287**	**2,284**
Basic earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.12	1.26
Income from discontinued operations, net of tax	—	—	0.01
Net income	**1.38**	**1.12**	**1.27**

Diluted earnings per share:

($ in millions, except per share data in $)	2011	2010	2009
Amounts attributable to ABB shareholders:			
Income from continuing operations, net of tax	3,159	2,551	2,884
Income from discontinued operations, net of tax	9	10	17
Net income	**3,168**	**2,561**	**2,901**
Weighted-average number of shares outstanding (in millions)	2,288	2,287	2,284
Effect of dilutive securities:			
Call options and shares	3	4	4
Dilutive weighted-average number of shares outstanding	**2,291**	**2,291**	**2,288**
Diluted earnings per share attributable to ABB shareholders:			
Income from continuing operations, net of tax	1.38	1.11	1.26
Income from discontinued operations, net of tax	—	0.01	0.01
Net income	**1.38**	**1.12**	**1.27**

Note 21—Restructuring and related expenses

Restructuring-related activities

In 2011, the Company executed minor restructuring-related activities and incurred costs of $164 million which were mainly recorded in total cost of sales. These costs related to employee severance ($83 million), estimated contract settlement, loss order and other costs ($53 million) as well as inventory and long-lived asset impairments ($28 million).

Note 21—Restructuring and related expenses (Continued)

At December 31, 2011 and 2010, the balance of restructuring and related liabilities is primarily included in "Provisions and other current liabilities".

Cost take-out program

In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company's cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures to adjust the Company's global manufacturing and engineering footprint to shifts in customer demand. As of December 31, 2010, the Company had substantially completed the cost take-out program.

The Company recorded the following expenses under this program:

($ in millions)	Cumulative costs 2008 to 2010	2010	2009
Employee severance costs	536	95	342
Estimated contract settlement, loss order and other costs	230	98	129
Inventory and long-lived asset impairments	70	20	45
Total	**836**	**213**	**516**

These expenses were recorded as follows:

($ in millions)	Cumulative costs 2008 to 2010	2010	2009
Total cost of sales	475	110	293
Selling, general and administrative expenses	143	36	75
Other income (expense), net	218	67	148
Total	**836**	**213**	**516**

Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010
Power Products	122
Power Systems	139
Discrete Automation and Motion	256
Low Voltage Products	114
Process Automation	183
Corporate and Other	22
Total	**836**

The most significant individual exit plans within this program related to the Robotics reorganization, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

Note 22—Operating segment and geographic data

The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

- *Power Products:* manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.
- *Power Systems:* designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.
- *Discrete Automation and Motion:* manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.
- *Low Voltage Products:* manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.
- *Process Automation:* develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals and power industries.
- *Corporate and Other:* includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor activities.

In 2011, the Company changed its primary measures of segment performance from earnings before interest and taxes (EBIT) and corresponding margin to operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

Operational EBITDA represents EBIT excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-recurring items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has

Note 22—Operating segment and geographic data (Continued)

not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Consequently, as of 2011, segment results below have been presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITDA. Furthermore, the Company refined its methodology to eliminate profit on inventory resulting from intersegment revenues. These changes in presentation resulted in no significant reclassifications between segments and no change to the Company's consolidated Operational EBITDA.

In the following tables, the Company presents segment revenues, depreciation and amortization, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to total revenues, capital expenditure and total assets. Intersegment sales and transfers for 2011, 2010 and 2009, are accounted for as if the sales and transfers were to third parties, at current market prices.

	2011						
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA[1]	Operational EBITDA margin (%)
Power Products	9,028	1,841	10,869	200	10,901	1,782	16.3%
Power Systems	7,833	268	8,101	144	8,128	743	9.1%
Discrete Automation and Motion	8,047	759	8,806	251	8,817	1,664	18.9%
Low Voltage Products	4,953	351	5,304	116	5,315	1,059	19.9%
Process Automation	8,078	222	8,300	83	8,318	1,028	12.4%
Corporate and Other	51	1,508	1,559	201	1,558	(194)	—
Intersegment elimination	—	(4,949)	(4,949)	—	(4,949)	(68)	—
Consolidated	**37,990**	**—**	**37,990**	**995**	**38,088**	**6,014**	**15.8%**

	2010						
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA[1]	Operational EBITDA margin (%)
Power Products	8,486	1,713	10,199	177	10,202	1,861	18.2%
Power Systems	6,590	196	6,786	84	6,783	304	4.5%
Discrete Automation and Motion	4,978	639	5,617	78	5,613	1,026	18.3%
Low Voltage Products	4,263	291	4,554	105	4,554	926	20.3%
Process Automation	7,209	223	7,432	76	7,427	925	12.5%
Corporate and Other	63	1,468	1,531	182	1,532	(230)	—
Intersegment elimination	—	(4,530)	(4,530)	—	(4,530)	12	—
Consolidated	**31,589**	**—**	**31,589**	**702**	**31,581**	**4,824**	**15.3%**

Note 22—Operating segment and geographic data (Continued)

($ in millions)	2009						
	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA[1]	Operational EBITDA margin (%)
Power Products	9,370	1,869	11,239	185	11,229	2,136	19.0%
Power Systems	6,356	193	6,549	46	6,508	532	8.2%
Discrete Automation and Motion	4,601	804	5,405	74	5,374	773	14.4%
Low Voltage Products	3,799	272	4,071	100	4,059	679	16.7%
Process Automation	7,606	233	7,839	80	7,785	861	11.1%
Corporate and Other	63	1,504	1,567	170	1,567	(180)	—
Intersegment elimination	—	(4,875)	(4,875)	—	(4,875)	(5)	—
Consolidated	**31,795**	**—**	**31,795**	**655**	**31,647**	**4,796**	**15.2%**

(1) Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

($ in millions, except Operational EBITDA margin in %)	Year ended December 31, 2011						
	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	**10,901**	**8,128**	**8,817**	**5,315**	**8,318**	**(3,391)**	**38,088**
Unrealized gains and losses on derivatives	(49)	(56)	(29)	(16)	(39)	1	(188)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(17)	(19)	1	—	2	—	(33)
Unrealized foreign exchange movements on receivables (and related assets)	34	48	17	5	19	—	123
Total revenues	**10,869**	**8,101**	**8,806**	**5,304**	**8,300**	**(3,390)**	**37,990**
Operational EBITDA	**1,782**	**743**	**1,664**	**1,059**	**1,028**	**(262)**	**6,014**
Depreciation and amortization	(200)	(144)	(251)	(116)	(83)	(201)	(995)
Acquisition-related expenses and certain non-recurring items	—	—	(90)	—	—	(17)	(107)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(58)	(16)	(29)	(21)	4	(38)	(158)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(14)	(19)	(2)	—	2	1	(32)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	36	38	12	2	20	1	109
Restructuring and restructuring-related expenses	(70)	(54)	(10)	(20)	(8)	(2)	(164)
EBIT	**1,476**	**548**	**1,294**	**904**	**963**	**(518)**	**4,667**
Operational EBITDA margin (%)	**16.3%**	**9.1%**	**18.9%**	**19.9%**	**12.4%**	**—**	**15.8%**

Note 22—Operating segment and geographic data (Continued)

($ in millions, except Operational EBITDA margin in %)	Year ended December 31, 2010						
	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	**10,202**	**6,783**	**5,613**	**4,554**	**7,427**	**(2,998)**	**31,581**
Unrealized gains and losses on derivatives	20	30	16	3	11	—	80
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	6	9	(1)	1	12	1	28
Unrealized foreign exchange movements on receivables (and related assets)	(29)	(36)	(11)	(4)	(18)	(2)	(100)
Total revenues	**10,199**	**6,786**	**5,617**	**4,554**	**7,432**	**(2,999)**	**31,589**
Operational EBITDA	**1,861**	**304**	**1,026**	**926**	**925**	**(218)**	**4,824**
Depreciation and amortization	(177)	(84)	(78)	(105)	(76)	(182)	(702)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	10	(8)	6	4	(33)	18	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	4	(15)	—	—	3	(1)	(9)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(18)	(35)	(8)	(1)	(16)	(1)	(79)
Restructuring and restructuring-related expenses	(44)	(48)	(35)	(36)	(44)	(6)	(213)
EBIT	**1,636**	**114**	**911**	**788**	**759**	**(390)**	**3,818**
Operational EBITDA margin (%)	**18.2%**	**4.5%**	**18.3%**	**20.3%**	**12.5%**	**—**	**15.3%**

Note 22—Operating segment and geographic data (Continued)

($ in millions, except Operational EBITDA margin in %)	Year ended December 31, 2009						
	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	**11,229**	**6,508**	**5,374**	**4,059**	**7,785**	**(3,308)**	**31,647**
Unrealized gains and losses on derivatives	31	36	43	9	79	—	198
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(3)	22	—	(1)	6	—	24
Unrealized foreign exchange movements on receivables (and related assets)	(18)	(17)	(12)	4	(31)	—	(74)
Total revenues	**11,239**	**6,549**	**5,405**	**4,071**	**7,839**	**(3,308)**	**31,795**
Operational EBITDA	**2,136**	**532**	**773**	**679**	**861**	**(185)**	**4,796**
Depreciation and amortization	(185)	(46)	(74)	(100)	(80)	(170)	(655)
Net release of certain provisions	—	—	—	—	—	431	431
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	93	(11)	32	1	(29)	(7)	79
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(4)	22	(1)	—	5	—	22
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(4)	(13)	(2)	5	(17)	—	(31)
Restructuring and restructuring-related expenses	(77)	(90)	(154)	(67)	(114)	(14)	(516)
EBIT	**1,959**	**394**	**574**	**518**	**626**	**55**	**4,126**
Operational EBITDA margin (%)	**19.0%**	**8.2%**	**14.4%**	**16.7%**	**11.1%**	**—**	**15.2%**

Note 22—Operating segment and geographic data (Continued)

($ in millions)	Capital expenditure[1] 2011	2010	2009	Total assets[1] 2011	2010	2009
Power Products	192	200	272	7,355	7,205	6,882
Power Systems	136	119	131	7,469	6,039	4,602
Discrete Automation and Motion	202	98	119	9,195	3,696	3,348
Low Voltage Products	149	100	150	3,333	2,899	2,726
Process Automation	72	76	99	4,777	4,728	4,551
Corporate and Other	270	247	196	7,519	11,728	12,619
Consolidated	**1,021**	**840**	**967**	**39,648**	**36,295**	**34,728**

(1) Capital expenditure and Total assets are after intersegment eliminations and therefore refer to third-party activities only.

Geographic information

($ in millions)	Revenues 2011	2010	2009	Long-lived assets at December 31, 2011	2010
Europe	14,657	12,378	13,093	3,067	2,995
The Americas	9,043	6,213	6,049	829	345
Asia	10,136	8,872	8,684	862	849
Middle East and Africa	4,154	4,126	3,969	164	167
	37,990	**31,589**	**31,795**	**4,922**	**4,356**

Revenues by geography reflect the location of the customer. Approximately 14 percent of the Company's total revenues in 2011, compared to 10 percent in 2010 and 2009, respectively, came from customers in the United States. Approximately 13 percent of the Company's total revenues in 2011, compared to 14 percent and 13 percent in 2010 and 2009, respectively, were generated from customers in China. Approximately 8 percent, 7 percent, and 8 percent of the Company's total revenues in 2011, 2010 and 2009, respectively, were generated from customers in Germany. In 2011, 2010 and 2009, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

Long-lived assets represent property, plant and equipment, net and are shown by location of the assets. At December 31, 2011, approximately 19 percent and 13 percent of the Company's long-lived assets were located in Switzerland and Sweden. At December 31, 2010, approximately 21 percent and 12 percent of the Company's long-lived assets were located in Switzerland and Sweden, respectively.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

At December 31, 2011, approximately 58 percent of the Company's employees are subject to collective bargaining agreements in various countries. Approximately one-third of these agreements will expire in 2012. Collective bargaining agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.